11/5

04045986

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dnyzhniodniprovsky Pipe Rolling Plant

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 09 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4814 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/8/04

Attachment 7

File No.82-4814

RECEIVED

The report is approved: 2004 NOV -5 A 11:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Head of the Board Directors – Director General		Esaulov Gennadiy Alexandrovich
(position)	(Signature)	(name)

Seal

ARIS 12-31-03

Date	June 6, 2004

Contact person for made report:

Position, department	Head of the investment section, financial and economic service
Name/first name	Bondarenko Lyudmila Grigorevna
Code/phone/fax	0562 35 91 63 34 94 66
e-mail	io@ntz.dp.ua

Nyzhniodniprovsky Pipe Rolling Plant

Annual Report of the OSJC "NTZ" for 2003

Made for:	January, 01, 2004

Issuer:	OJSC "NTZ"

Adopted:________________ ____________________
(signature) (name of executor)

		Date of report adoption	
		Registered number	
		Notes	

LIST OF ALL DOCUMENTS THAT ARE SUBMITTED BY THE ISSUER

No.	Description of the document	Document file name
1.	Title-page of the report	TITLIST.DBF
2.	Form accompanying the report	SUPRLIST.DBF
3.	Identification details, location and communication means of the Issuer.	UROSOB_I.DBF UROSOB_I.DBF
4.	Information on the State Registration of the Issuer.	UROSOB_I.DBF
5.	Banking establishments that render services to the Issuer.	UROSOB_I.DBF
6.	Basic kind of activity.	LICENCE.DBF
7.	Information on licenses (permits) received for separate kind of activity.	OBEDNAN.DBF
8.	Information concerning the Issuer's membership in any associations of enterprises.	
9.	Information on owners of the Issuer 's securities.	UROSOB_2.DBF, UROSOB_2.DBT
10.	Information on the number of employees and their wage.	UROSOB_2.DBF, UROSOB_2.DBT
11.	Information on the Issuer's Officers.	PERSON_P.DBF
12.	Information on persons who own more than 5% plus shares of the Issuer – legal entities.	OWNER_UR.DBF
13.	Information on persons who own more than 5% plus shares of the Issuer – individuals.	OWNER_FZ.DBF
14.	Information on the Officials who own shares of the Issuer.	OWNER_PO.DBF
15.	Information of the Issuer' latest report publication.	UROSOB_2.DBF, UROSOB_2.DBT
16.	Information on the General Meeting of Shareholders (for OJSC)	UROSOB_2.DBF, UROSOB_2.DBT
17.	Information on dividends.	UROSOB_2.DBF, UROSOB_2.DBT
18.	Information on legal entities that render services to the Issuer.	OBSLUG.DBF
19.	Information on historic event that occurred during the year.	OSOBLIVA.DBF
20.	Information on issue of shares.	PAPERY_A.DBF
21.	Information of the Issuer' bonds – interest bonds.	OBLIG_ PR.DBF
22.	Information of the Issuer' bonds – discount bonds.	OBLIG_DK.DBF
23.	Information of the Issuer' bonds – target (interest-free) bonds.	OBLIG_TS.DBF
24.	Information on other securities issued by the Issuer (the ones that should be registered)	PAPER_DR.DBF
25.	Text part.	BUS_TEXT.DBF, BUS_TEXT.DBT
26.	Basic factors that influence the Issuer's activity.	OSN FAKT.DBF, OSN FAKT.DBT
27.	Information on the Issuer's most important competitors.	COMPETIT.DBF
28.	Information on the basic products manufactured by the Issuer (services provided).	PRODUCE.DBF
29.	Information on the raw material base and basic features of the products (services) consumers manufactured by the Issuer and their distribution in the Ukrainian and foreign markets.	SYR_ SALE DBF
30.	Information on fixed assets of the Issuer (depreciated cost).	OSN_ZASB.DBF, OSN_ZASB.DBT
31.	Information of the Issuer' liabilities.	ZOBOVYAZ.DBF, ZOBOVYAZ.DBT, Z_KREDIT.DBF, Z_KREDIT.DBT, Z_OBUG.DBF, Z_OBLIG.DBT, Z_INVEST.DBF, Z_INVEST.DBT
32.	Balance Sheet.	BP_A.DBF, BP_A.DBT, BP_P.DBF
33.	Report on financial results	FP.DBF, FP.DBT
34.	Report on flow of funds.	RK 1.DBP, RK_.DBT, RK_2.DBF
35.	Report on own capital.	VK_I.DBF, VK_I.DBT, VK_2.DBF, VKJ.DBF
36.	Notes to the annual financial accounting.	F5_SHAPK.DBF, F5_OZ_1.DBF, F5_OZ_2.DBF, F5_OZ_3.DBF, F5_INSHE.DBF
37.	Report on issue, sake and circulation of securities.	CP_1.DBF, CP_1.DBT, CP_2.DBF, CP_3.DBF

No.	Description of the document	Document file name
	Documents attached to the report: 1. Conclusion of the Audit Check in the written form. 2. Copy of the Minutes of the General Meeting of Shareholders	

Head of the Board Directors –
Director General

Esaulov Gennadiy Alexandrovich

(position)

(name, first name)

(Signature)

Seal

June 5, 2004.

BASIC INFORMATION ON THE ISSUER

Identification details, location and contact telephone numbers of the Issuer

Full name	Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling plant»
Short name	OJSC «NTZ»
Pattern of ownership	Open Joint-Stock Company
Code according to USREOU	05393116
Code of the territory according to KOATUU	1210137200
Territory (region)	Dnepropetrovsk
City district	Industrialny
Mail code	49081
City (town)	Dnepropetrovsk
Street, building number	Stoletova 21
City phone code and phone number	0562 35-93-01
Fax	34-90-99
E-mail	info@ntz.dp.ua
WWW- address	www.ntz.com.ua

Information on the state registration of the Issuer

Certificate number	05393116
Issue date	December 28, 1994
Body that issued the certificate	Executive Committee of Dnepropetrovsk Municipal Council of People's Deputies
Registered Authorized Shares Capital (hrivnas)	13 471 250.00

Bank of the Issuer

Name of the bank (bank branch) that services the Issuer's main settlement account	AB "CREDIT-DNEPR" Dnepropetrovsk
Bank's MFO	305749
Name of the bank (bank's branch) that services the Issuer's main currency account	AB "CREDIT-DNEPR" Dnepropetrovsk
Bank's MFO	305749

Main kinds of activity

Code according to ZKGNG	Kind of activity
12140	Production of pipes
91514	Polyclinic establishments
95130	Designing organizations referred to as scientific establishments

Information on licenses (permits) acquired to perform particular kinds of activity

Kind of activity	Licence number (permit)	Date of issue	State body that issued the certificate	Licences (permit) expiry date
Medical services	AA No.625394	10.09.2003	Ministry of Health of Ukraine	03.07.2003
Purchase, storage and manufacture of precursors (List 2 of Table IV) "List of narcotics, psychoactive drugs and precursors"	AA No.552435	26.09.2003	The State Department on control over quality, safety and manufacture of medicine and medical items.	10.09.2006
Right to use radio frequencies of Ukraine	No. 2124	21.03.2001	The State Committee on communication and information of Ukraine	21.03.2006
Right to use the ground radio stations for mobile communication services.	No.12-1-17178	21.11.2003	The State Inspection on communications in the Dnepropetrovsk region	21.03.2006
Right to use the ground radio stations for mobile communication services.	No.12-1-07127	19.11.2003	The State Inspection on communications in the Dnepropetrovsk region	21.03.2006
Retail sale of alcohol	AA No.758354	01.03.2004	The State Tax Administration of Ukraine Department of excise tax management and control over manufacture and circulation of excise goods.	01.03.2005
Retail sale of tobacco	AA No.758252	01.03.2004	The State Tax Administration of Ukraine Department of excise tax management and control over manufacture and circulation of excise goods.	01.03.2005
Educational services in vocational training, re-training and further training	AA No.232126	31.10.2001	Ministry of Education of Ukraine	01.07.2006

Information on the Issuer's association with other enterprises

Name	Location (mail address)
Association:	
N/V	N/V
Corporations:	
"Scientific-production investment group "INTERPIPE"	1-A, Pisarzhevskogo Street, Dnepropetrovsk, 49605, Ukraine
Consortiums:	
Inter-industry Consortium "INTERSPLAV"	Building 1, 10, Groyvoronskaya Street, Board of Directors Rooms, Moscow, Russia,
Industrial and Financial Consortium "PREDNEPROVYA"	1-A, Pysarzhevskogo Street, Dnepropetrovsk, Ukraine, 49005
Concern	
N/V	N/V
Other association united by branch, territorial and other principles:	
Close Joint-Stock Company "PERVOMAYSKE"	8, Plekhanova Street, Dnepropetrovsk, Ukraine, 49056
Ukrainian-Chinese company with limited liability and foreign investments "BOMONSHA"	21, Stoletova Street, Dnepropetrovsk, Ukraine, 49081
Close Joint-Stock Company "MARATON"	2, Torgovelna Street, Dneprodzerzhinsk, Ukraine, 51931
Ukrainian-Slovak Production-Trade Joint Venture "EUROPULSE-UKRAINE"	1, Lenin Street, vil. Syurte, Zakarpatskaya Region, Uzhgorodsky District, Ukraine, 295114
Ukrainian-Russian company with limited liability "LASTIVKA"	21, Stoletova Street, Dnepropetrovsk, Ukraine, 49081
Ukrainian-Israeli company with limited liability and foreign investments "DNEPROVICA"	21, Stoletova Street, Dnepropetrovsk, Ukraine, 49081
Company with limited liability, advertising company "KURS"	Office 175, 99 Gagarin Avenue, Dnepropetrovsk, Ukraine, 49600
Close Joint-Stock Company "TRUBOIMPEX"	Building 3,Office 19, Velika Filevskaya Street, Moscow, Russia, 121309
Close Joint-Stock Company "METEX"	5, Pogorelsky Proulok, Moscow, Russia, 109017
Close Joint-Stock Company, Commercial Bank "CREDT-DNEPR"	17, Lenina Street, Dnepropetrovsk, Ukraine, 49600
Open Joint-Stock Company "DNEPROPETROVSKY VTORMET"	1, Lipova Street, Dnepropetrovsk, Ukraine, 49124
Open Joint-Stock Company "NIKOPOLSKY PLANT OF FERROALLOYS"	310, Electrometelurgov Street, Nikopol, Ukraine, 53213
Association "UKRTRUBOPROM"	1, Lenin Sq., Dnepropetrovsk, Ukraine, 49600
"CHAKRADHARI WHEELS PROVATE LIMITED"	D-60/1, East of Kailash, New Delhi, 110065
Egyptian-Ukrainian Co. for Tractors & Pipes "EUT&P"	18, Electric Obour Building, Salah Salem Street, Cairo, Egypt
"ITALUKRAINE TUBI" LTD COMPANY	Via G. Silva, Monza (MI), Italy, 34-20052

Information on the owners of the Issuer's Registered Securities

Number of shareholders (founders) – legal entities	55
Part of shares that belong to legal entities from their total number (percents)	89.648
Number of shareholders (founders) – individuals	8767
Part of shares that belongs to individuals from their total number (percents)	10.352
Number of the ordered forms of the securities certificates (pieces)	15000
Including: - Share certificates	15000
- Bond certificates	0
Number of issued certificates (pieces) of securities	6465
including:	
- Share certificates	6465
- Bond certificates	0

Information on the number of employees and their wages

Items	Actually for the period
Average number of regular authorized employees (persons)	9892
Average number of the freelance employees and by-workers (persons)	25
Average number of the part-time employees (persons)	13
Salary Fund – total (thousand hrivnas)	96980.5

Information on the Officials of the Issuer

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
1	Head of the Board of Directors	Esaulov Gennadiy Alexandrovich	1951	Higher	10	OJSC «NTZ», Head of the Board of Directors – Director General
	Notes:	Esaulov Gennadiy Alexandrovich is not in criminal records for official malfeasance				
2	Deputy-Head of the Board of Directors	Polsky Georgiy Nikolaevich	1952	Higher	27	OJSC «NTZ», Chief Engineer
	Notes:	Polsky Georgiy Nikolaevich is not in criminal records for official malfeasance				

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
3	Member of the Board of Directors	Sokolova Irina Vladimirovna	1963	Higher	10	OJSC «NTZ», Chief Accountant
	Notes:	Sokolova Irina Vladimirovna is not in criminal records for official malfeasance				
4	Member of the Board of Directors	Kozlovskiy Alfred Ivanovich	1929	Higher	46	OJSC «NTZ», Development Director – Director of the Institute of Development
	Notes:	Kozlovskiy Alfred Ivanovich is not in criminal records for official malfeasance				
5	Member of the Board of Directors	Deretz Oleg Georgievich	1969	Higher	6	OJSC «NTZ», Deputy Director on Sales
	Notes:	Deretz Oleg Georgievich is not in criminal records for official malfeasance				
6	Member of the Board of Directors	Nakhod Alexander Ivanovich	1977	Higher	3	OJSC «NTZ», Finance and Economics Director
	Notes:	Nakhod Alexander Ivanovich is not in criminal records for official malfeasance				
7	Member of the Board of Directors	Gorb Evgeniy Vasiljevich	1959	Higher	21	OJSC «NTZ», Commercial Director
	Notes:	Gorb Evgeniy Vasiljevich is not in criminal records for official malfeasance				
8	Member of the Board of Directors	Besednov Sergey Victorovich	1959	Higher	14	OJSC «NTZ», Head of the Wheel-Rolling Shop
	Notes:	Besednov Sergey Victorovich is not in criminal records for official malfeasance				
9	Member of the Board of Directors	Turishchev Alexey Vasilievich	1960	Higher	3	OJSC «NTZ», Personnel Director
	Notes:	Turishchev Alexey Vasilievich is not in criminal records for official malfeasance				
10	Member of the Board of Directors	Nechaev Victor Ivanovich	1946	Higher	31	OJSC «NTZ», Head of the Service Center
	Notes:	Nechaev Victor Ivanovich is not in criminal records for official malfeasance				
11	Member of the Board of Directors	Akhremenko Vitaliy Alexeevich	1953	Higher	27	OJSC «NTZ», Security Director
	Notes:	Akhremenko Vitaliy Alexeevich is not in criminal records for official malfeasance				
12	Head of the Auditing Committee	Melikadze Alexey Alexandrovich	1938	Higher	39	OJSC «NTZ», Head of the Information Technologies and Communications Department
	Notes:	Melikadze Alexey Alexandrovich is not in criminal records for official malfeasance				

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
13	Chairman of the Supervisory Board	Kirichko Alexander Ivanovich	1965	Higher	11	Corporation "Interpipe", Adviser to the Chairman of the Board of Directors
	Notes:	Kirichko Alexander Ivanovich is the representative of the shareholder – company with limited liability "Cuvera" and is not in criminal records for official malfeasance				
14	Deputy-Chairman of the Supervisory Board	Kryrun Gennadiy Tarasovich	1966	Higher	5	Corporation "Interpipe", Head of the Department of the Corporative Rights and Property Management.
	Notes:	Kryrun Gennadiy Tarasovich is the representative of the shareholder – investment company with limited liability "Credit-Dnepro-Invest" and is not in criminal records for official malfeasance				
15	Member of the Supervisory Board	Troyan Olga Sergeevna	1959	Higher	9	Corporation "Interpipe", Director of the Financial Board of Directors
	Notes:	Troyan Olga Sergeevna is the representative of the shareholder – investment company with limited liability "ALLIED STEEL HOLDING B.V." and is not in criminal records for official malfeasance				
16	Member of the Supervisory Board	Parusnikova Victoria Borisovna	1961	Higher	8	Auditing company with limited liability "VDT - Audit", Deputy Director.
	Notes:	Parusnikova Victoria Borisovna is the representative of the shareholder – investment company with limited liability "ABiKO" and is not in criminal records for official malfeasance				
17	Member of the Supervisory Board	Vraneshich Alexander Alexandrovich	1973	Higher	6	«NCH ADVISORS», Investments Advisor
	Notes:	Vraneshich Alexander Alexandrovich is the representative of the shareholder – investment company with limited liability "BRIDMAR INVESTMENTS LYD and is not in criminal records for official malfeasance				
18	Member of the Supervisory Board	Korotkov Andrey Nikolaevich	1965	Higher	7	Corporation "Interpipe", Head of the Management of Industrial Pipe-Producing Enterprises
	Notes:	Korotkov Andrey Nikolaevich is not in criminal records for official malfeasance				
19	Member of the Supervisory Board	Bondarenko Lyudmila Grigorjevna	1954	Higher	5	OJSC «NTZ», Head of the Investments Department
	Notes:	Bondarenko Lyudmila Grigorjevna is not in criminal records for official malfeasance				
20	Chief Accountant	Sokolova Irina Vladimirovna	1963	Higher	10	OJSC «NTZ», Chief Accountant
	Notes:	Sokolova Irina Vladimirovna is not in criminal records for official malfeasance				

Information on persons who hold 5 % and more shares of the Issuer

Name of the legal entities	Code according to the USREOU	Office address	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
						Registered	Registered payable to bearer	Privileged	Privileged payable to bearer
"ALLIED STEEL HOLDING B.V."	N/A	The Netherlands, Arent Janszoon Ernststr.595H, 1082 LD Amsterdam	17/05/2001	12869366	23.8830	12869366	0	0	0
"BLUMBERG INDUSTRIES LLC"	N/A	9, East Lockerman Street, Dover, Delawere, USA, 19901	11/05/2001	5246244	9.7360	5246244	0	0	0
"ROSEN ASSET MANAGEMENT S.A."	N/A	Layer-1946, Luxemburg, 9-11 Rue de Louvighi, Princedom of Luxemburg	30/05/2001	4849650	9.0000	4849650	0	0	0
Company with limited liability, firm "Cuvera"	31792801	1-A, Pisarzhevskogo Street, Dnepropetrovsk, Ukraine, 49005	31/12/2002	7643423	14.1847	7643423	0	0	0
Joint-Stock Bank "ING Bank Ukraina"	21684818	5th Floor, 28, Comiterna Street, Kiev, Ukraine, 01000	30/03/2001	10605865	19.6824	10605865	0	0	0
Family name, name, surname of the legal entities			Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
						Registered	Registered payable to bearer	Privileged	Privileged payable to bearer
N/A				0	0	0	0	0	0
			Total:	41214548	76.4861	41214548	0	0	0

Information on the number of the Issuer's shares held by the Issuer's Officials

Position	Family name, name, surname of the Executive Official	Date of registration	Number f shares	From the total number of shares (%)	Number depending on the type of shares			
					Registered	Registered to bearer	Privileged	Privileged to bearer
Head of the Board of Directors – Director General	Esaulov Gennadiy Alexandrovich	30/03/2001	19920	0.04	19920	0	0	0
Deputy Head of the Board	Polsky Georgiy Nikolaevich		0	0	0	0	0	0
Member of the Board of Directors	Sokolova Irina Vladimirovna		0	0	0	0	0	0
Member of the Board of Directors	Kozlovskiy Alfred Ivanovich	30/03/2001	2014233	3.74	2014233	0	0	0
Member of the Board of Directors	Deretz Oleg Georgievich		0	0	0	0	0	0
Member of the Board of Directors	Nakhod Alexander Ivanovich		0	0	0	0	0	0
Member of the Board of Directors	Gorb Evgeniy Vasiljevich	30/03/2001	15955	0.03	15955	0	0	0
Member of the Board of Directors	Besednov Sergey Victorovich	30/03/2001	495	0.00	495	0	0	0

Position	Family name, name, surname of the Executive Official	Date of registration	Number f shares	From the total number of shares (%)	Number depending on the type of shares			
					Registered	Registered to bearer	Privileged	Privileged to bearer
Member of the Board of Directors	Turishchev Alexey Vasilievich		0	0	0	0	0	0
Member of the Board of Directors	Nechaev Victor Ivanovich	30/03/2001	332	0.00	332	0	0	0
Member of the Board of Directors	Akhremenko Vitaliy Alexeevich	30/03/2001	1000	0.00	1000	0	0	0
Head of the Auditing Committee	Melikadze Alexey Alexandrovich	30/03/2001	11181	0.02	11181			
Head of the Supervisory Board	Kirichko Alexander Ivanovich					0	0	0
Deputy Head of the Supervisory Board	Kryrun Gennadiy Tarasovich							
Member of the Supervisory Board	Troyan Olga Sergeevna							
Member of the Supervisory	Parusnikova Victoria Borisovna							
Member of the Supervisory Board	Vraneshich Alexander Alexandrovich.							
Member of the Supervisory	Bondarenko Lyudmila Grigorjevna	30/03/2001	100	0.00	100	0	0	0
Member of the Supervisory	Korotkov Andrey Nikolaevich	30/12/2001	5	0.00	5			
Chief Accountant	Sokolova Irina Vladimirovna							
		Total:	2063221	3.83	2063221			

Information on the last publication of the Issuer's report

Newspaper name	"Business Ukraine", 05.07.2003 on the WEB-site FSMTS: www.istock.com.ua
Advance payment address	61410
Edition	15345
Date of the report release	May 28, 2003

Information on the General Meeting of Shareholders (for the OJSC)

Kind of the meeting	Regular meeting	Special meeting
	X	
Place of the meeting	Culture Palace "Metallurg", 27, Kosiora Street, Dnepropetrovsk, Ukraine, 49051	
Date of the meeting	March 27, 2004	
Quorum of the meeting (%)	88.15	
Agenda:	1. Approval of the Board of Directors report on the results of the company's activity in 2003 and approval of the company's basic directions of development in 2004. 2. Approval of the Company's Auditing Committee report based on the results of the Audit of the Company's financial and industrial activity in 2003. 3. Approval of the Company's annual results of financial and economic activity in 2003, procedure of profit distribution. Approval of the term and procedure of dividends distribution. 4. Approval of basic indices of the Company's financial and economic activity in 2004. 5. On disposal and operations with the OJSC "NTZ"'s property. 6. On participation of the OJSC "NTZ" in associations of enterprises and formation of Authorized Funds of such Associations. 7. On participation of the OJSC "NTZ" in charities. 8. Introduction of changes and additions to the Company's Statute. 9. Recall and appointment of the Supervisory Board Members, Candidates to Members of the Supervisory Board. 10. Recall and appointment of the Company's Board of Directors Members. 11. Recall and appointment of the Company's Auditing Committee Members, Candidates to Members of the Auditing Committee. 12. On approval of decisions made by the Supervisory Board of the Company. 13. On participation by the OJSC "NTZ" in establishment of a business company.	

Information on dividends

Date of the register closing for payment of dividends (if any)	May 24, 2004
First day of dividends payment	May 24, 2004
Last day of dividends payment	December 31, 2004

Information on important events that occur during the year

Date of notice registration	Summary
June 23, 2003	Information on changes in the structure of the Issuer's officials
March 29, 2004	Information on changes in the structure of the Issuer's officials

Legal entity that is engaged in professional depository business of shareholders registration which render auditing services to the issuer

Item	Company with limited liability "Alfa-Invest"
Legal status	Company with limited liability
Code according to USREOU	24995460
Code of the territory according to KOATUU	1210136600
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address code	49600
City (town)	Dnepropetrovsk
Street, building	Office 96, 17, Lenin Street
Country phone code and phone number	(0562) 36-13-54
Fax	(0562) 36-13-54
E-mail	ALFA@kdb.dp.ua
WWW-address	No WEB-site in Internet
License (permit) number for this kind of activity	AA No. 770057
License (permit) date of issue	March 26, 2004
State bode that issued the License	State Commission of Securities and Stock Market

Auditor (auditing company) which provides auditing services to the Issuer

Item	Auditing company "Insider – Center"
Legal status	Company with limited liability
Code according to USREOU	31154676
Code of territory according to KOATUU	1210136600
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address	49600
City (town)	Dnepropetrovsk
Street, building	Naberezhnaya Lenina 29-A
Country phone code and phone number	(0562) 726-54-78
Fax	(0562) 744-33-06
E-mail	root@insider.dp.ua
WWW-address	No WEB-site in Internet
License (permit) number for this kind of activity	2459
License (permit) date of issue	January 26, 2001
State bode that issued the License	Auditing Chamber of Ukraine

Auditor (auditing company)
which provides auditing services to the Issuer

Item	Closed Joint-Stock Company, Insurance Company "Ernst and Young Ukraudit"
Legal status	Joint-Stock Company of Closed type
Code according to USREOU	21644227
Code of the territory according to KOATUU	80388200000
Territory (region)	Kiev
District	Pechersky
Mail address code	01001
City (town)	Kiev
Street, building	19-A, Hreschatik Street.
Country phone code and phone number	(044) 490-30-00
Fax	(044) 490-30-30
E-mail	kyiv@ua.ey.com
WWW-address	www.ey.com/ukraine
License (permit) number for this kind of activity	0318
License (permit) date of issue	January 26, 2001
State bode that issued the License	Auditing Chamber of Ukraine

Auditor (auditing company)
which provides auditing services to the Issuer

Item	Company with limited liability "Ernst and Young Ukraina"
Legal status	Company with limited liability
Code according to USREOU	14305178
Code of the territory according to KOATUU	80388200000
Territory (region)	Kiev
District	Pechersky
Mail address code	01001
City (town)	Kiev
Street, building	19-A, Hreschatik Street.
Country phone code and phone number	(044) 490-30-00
Fax	(044) 490-30-30
E-mail	kyiv@ua.ey.com
WWW-address	www.ey.com/ukraine
License (permit) number for this kind of activity	N/A
License (permit) date of issue	N/A
State bode that issued the License	N/A

Legal entity that is engaged in professional depository business

Item	Joint-Stock-Commercial Bank of Social Development "Ukrsotsbank"
Legal status	Open Joint-Stock Company
Code according to USREOU	00039019
Code of the territory according to KOATUU	8038500000
Territory (region)	Kiev
District	Podolsky
Mail address code	03150
City (town)	Kiev
Street, building	29, Kovpaka Street.
Country phone code and phone number	(044) 230-32-43
Fax	(044) 203-32-58
E-mail	info@Ukrsotsbank.com
WWW-address	www.usb.com.ua
License (permit) number for this kind of activity	AA No. 558078
License (permit) date of issue	October 24, 2002
State bode that issued the License	State Commission of Securities and Stock Market

Legal entity that is engaged in professional depository business

Item	Joint-Stock Company of Closed Type, Commercial Bank "Credit-Dnipro"
Legal status	Closed Joint-Stock Company
Code according to USREOU	14352406
Code of the territory according to KOATUU	1210136600
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address	49600
City (town)	Dnepropetrovsk
Street, building	17 Street. Lenin
Country phone code and phone number	(0562) 770-05-81
Fax	(0562) 370-37-67
E-mail	Admin@kdb.dp.ua
WWW-address	www.creditdnepr.com
License (permit) number for this kind of activity	AA No.549373
License (permit) date of issue	September 9, 2003
State bode that issued the License	State Commission of Securities and Stock Market

Legal entity that provides insurance services to the Issuer

Item	Closed Joint-Stock Company, Insurance Company “Aura”
Legal status	Joint-Stock Company of Closed type
Code according to USREOU	19149414
Code of the territory according to KOATUU	1210136600
Territory (region)	Dnepropetrovsk
District	Octobersky
Mail address code	49005
City (town)	Dnepropetrovsk
Street, building	16 Street Kirova
Country phone code and phone number	(0562) 33-39-97
Fax	(0562) 33-39-94
E-mail	aura@a-teleport.com
WWW-address	No WEB-site in Internet
License (permit) number for this kind of activity	AA No. 239971
License (permit) date of issue	November 5, 2002
State bode that issued the License	Ministry of Finance of Ukraine

Legal entity that provides insurance services to the Issuer

Item	Closed Joint-Stock Company, Insurance Company “Oscar”
Legal status	Joint-Stock Company of Closed type
Code according to USREOU	320011356
Code of the territory according to KOATUU	1410100000
Territory (region)	Donetsk
District	Information on the district has not been provided to the Issuer.
Mail address code	83017
City (town)	Donetsk
Street, building	31, Bulvar Shevchenko
Country phone code and phone number	(0622) 345-02-49
Fax	Information on fax number has not been provided to the Issuer.
E-mail	Oscar@migri.finfort.com
WWW-address	No WEB-site in Internet
License (permit) number for this kind of activity	AA No. 239550
License (permit) date of issue	June 3, 2002
State bode that issued the License	Ministry of Finance of Ukraine

Legal entity that provides insurance services to the Issuer

Item	Closed Joint-Stock Company, Insurance Company "Lemma"
Legal status	Joint-Stock Company of Closed type
Code according to USREOU	226231736
Code of the territory according to KOATUU	6310100000
Territory (region)	Kharkov
District	Information on the district has not been provided to the Issuer.
Mail address code	61166
City (town)	Kharkov
Street, building	3, Kolomenskaya Street.
Country phone code and phone number	(0572) 141-16449
Fax	(0572) 141-165
E-mail	urn@insurer.com.ua
WWW-address	No WEB-site in Internet
License (permit) number for this kind of activity	AA No. 239084
License (permit) date of issue	November 27, 2000
State bode that issued the License	Ministry of Finance of Ukraine

Information about juridical companies, authorized by the issuer to repay the income for its equity

Item	Joint-Stock Company of Closed Type, Commercial Bank "Credit-Dnipro"
Legal status	Closed Joint-Stock Company
Code according to USREOU	14352406
Code of the territory according to KOATUU	1210136600
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address	49600
City (town)	Dnepropetrovsk
Street, building	17 Street. Lenin
Country phone code and phone number	(0562) 744-22-27
Fax	(0562) 370-37-67
E-mail	Admin@kdb.dp.ua
WWW-address	www.creditdnepr.com
License (permit) number for this kind of activity	70
License (permit) date of issue	November, 4, 1999
State bode that issued the License	National Bank of Ukraine

ISSUER'S SECURITIES

Information on issue of shares

Date of issue registration	Issue registration number	Name of the issue registrar	Kind of shares	Form of issue	Nominal value in hrivnas	Number o shares	Total issue value	% of the Authorized Shares Capital
18/04/2001	164/1/01	The State Committee on Securities and Stock Market	Registered shares	Documentary	0.25	53885000	13471250.00	100.00

Information on the Issuer's bonds (for every outstanding issue of bonds)

1. Interest-bearing bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivnas	Number of shares in the issue	Form of issue	Total issue value	Interest rate (%)	Due date for interest	Bonds date of maturity
	N/A	N/A	0.00	0	N/A	0.00	0.000		
Notes:	In Section "Information on the Issuer's bonds (for every outstanding issue of bonds)" no data are entered concerning the interest-bearing bonds because the Company did not issue any bonds.								

2. Discount bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivnas	Number of shares in the issue	Form of issue	Issue total value in hrivnas	Bonds date of maturity
	N/A	N/A	0.00	0	N/A	0.00	
Notes:	In Section "Information on the Issuer's bonds (for every outstanding issue of bonds)" no data are entered concerning the discount bonds because the Company did not issue any bonds.						

3. Target (interest-free) bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivnas	Number of shares in the issue	Form of issue	Issue total value in hrivnas	Name of the product (service) the issue is made for	Bonds date of maturity
	N/A	N/A	0.00	0	N/A	0.00	N/A	
Notes:	In Section "Information on the Issuer's bonds (for every outstanding issue of bonds)" no data are entered concerning the target (interest-free) bonds because the Company did not issue any such bonds.							

Information on other securities of the Issuer (issue of which is subject to registration)

Date of issue	Type of securities	Volume of issue	Volume of distributed securities on the accounting date (in hrivnas)	Terms and conditions of circulation and redemption	Notes:
	N/A	0.00	0.00	N/A	In Section "Information on other securities of the Issuer (issue of which is subject to registration)" no data are entered because the Company did not issue any other securities.

Information on issues of the Company's shares

The Authorized Capital of the Company is equal to 13 471 250 (thirteen million four hundred and seventy one thousand two hundred and fifty) hrivnas. The Authorized Capital is divided into 53 885 00 (fifty three million eight hundred and eighty five thousand) shares of nominal value 0.25 hrivnas each.

The Company has issued the registered shares in the documentary form for the amount of the Authorized Capital in compliance with the Ukrainian legislation and requirements put forward by the State Committee on Securities and Stock Market. Issue of shares and information on any issue is published according to the procedure envisaged by the State Committee on Securities and Stock Market.

The first issue of shares has been carried out in the process of the Company's privatization by issue of 21 554 000 (twenty one million five hundred and fifty four thousand) shares of nominal value 0.25 hrivnas each for the total amount of 5 388 500 (five million three hundred and eighty eight thousand five hundred) hrivnas.

The first issue of shares has been granted by the certificate No. 2/1/95 dated January 4, 1995 issued by the Ministry of Finance of Ukraine. Following to requirements of the State Committee on Securities and Stock Market to bring to conformity the forms of securities issue to the current legislation, re-registration of the shares issue has been carried out and the Certificate of Securities Issue, Registration No. 142/04/1/98 dated July 16, 1998 has been issued by the Dnepropetrovsk Territorial Management of the State Committee on Securities and Stock Market.

Privatization of Company is completed (Order of the Fund of the State Property of Ukraine No. 1397 dated December 8, 1997 "On completion of the process of privatization of the OJSC " Nizhnedneprovsky Tube Rolling Plant").

Special meeting of the Company's shareholders, which was held on December 26, 2000, made a decision on additional (second) issue of the shares.

All shareholders of the Company had equal rights to purchase additional shares in proportion to their part of shares in the Authorized Capital as on date of decision-making on the issue of shares.

Subscription to shares of the additional (second) issue has been conducted according to terms of the issue approved by the Special General Meeting of Shareholders held on December 26, 2000 and it was stopped ahead of schedule in connection with the fact that during the subscription the company had achieved the projected volume of the issue - 32 331 000 (thirty two million three hundred and thirty one thousand) shares.

Subscription to the Company's shares has been carried out in two stages:

- At first stage, the shareholders have realized their prevailing right to acquire shares of the additional issue in number proportional to their part of shares in the Authorized Capital as on date of decision-making on the issue of shares;
- At second stage, other shareholders have realized their right to acquire shares of the additional issue, as well as the existing shareholders in number that exceeds the number of shares, in respect of which the shareholder has realized its prevailing right. At this second stage, the prevailing right to purchase shares of the additional issue has been vested in the Company's shareholders.

Shares of the additional issue are subject to the circulation according to the current legislation of Ukraine.

According to requirements of the State Committee on Securities and Stock Market concerning the registration procedure of shares and bonds issue by enterprises and information on their issue, the additional (second) issue of shares has been registered and the Certificate of Registration of the Securities Issue (taking into account the last issue) No. 164/1/01 dated April 18, 2001 has been issued by the State Committee on Securities and Stock Market.

The additional (second) issue of securities has granted their owners the right that was identical to the rights to the previously issued ones, so information given below shall be applied to both issues:

Kind of shares

Registered shares.

Series (class) of shares and rights which their owners enjoy if compared with the rights of holders of other series of shares

All holders of the shares of these issues have similar rights.

Terms of the given shares series conversion to other shares of the Company

No conversion of the issued shares has been envisaged.

Part of the shares of this series in the structure of the Authorized Shares Capital

100 %.

Rights to receive dividends

General Meeting of Shareholders determines the term and procedure of dividends payment. Dividends on shares are paid to the shareholders by the results of the calendar year, ones a year, and in proportion to the shares belonging to them, within the amount approved by the General Meeting of Shareholders.

The Company has no right to announce and pay dividends:
- Until there are unpaid outstanding shares of the Authorized Capital;
- When net assets of the Company have been reduced to the level below the amount of the Authorized Capital and the Reserve Fund;
- In other cases stipulated by the Law.

The right to receive part of the profit (dividends) in proportion to their share in the Authorized Capital of the Company is vested with a person who is a shareholder of the Company at the date of dividends payment.

Dividends to legal entities are paid by money transfer to their bank accounts or in compliance with any other procedure approved by the General Meeting of Shareholders before the date of dividends payment. Dividends to individuals are paid by money transfer to their bank accounts or through the cashier's office of the Company or in compliance with the decision accepted by the General Meeting of Shareholders.

Unpaid dividends are deposited.

Shares dividend rate (if any) and the cumulative dividend

The rate of shares dividends was not determined. Dividends are not cumulative.

Amount of dividends paid for the last three years to shares of this series

In 2001, by the results of the financial and economic activity in 2000, the Company paid 6 820 000 (six million eight hundred and twenty thousand) hrivnas of dividends to the shareholders.

In 2002, by the results of the financial and economic activity in 2001, the Company paid 6 153 000 (six million one hundred and fifty three thousand) hrivnas of dividends to the shareholders.

In 2003, by the decision of the General Meeting of Shareholders (Minutes No.8 dated June 19, 2003) the all receipts were used for the own capital and development of production facilities. During the year, the company continued to pay dividends, which were deposited or not received for the period 1999-2001, and paid out 8 000 (eight thousand) hrivnas of its shareholders.

When paying taxes on dividends, the Company was guided by the Law of Ukraine "On taxation of an enterprise profit" dated 28.12.1994 No. 334/94 –BP as amended, in particular:

- By Article 7 "Taxation of special operations", item 7.8. "Taxation of dividends" sub-item 7.8.2. " tax on dividends to shareholders-residents is paid to the State Budget prior / or at the time of dividends payment, correspondingly ".
- By Article 13 "Taxation of Non-Residents" item 13.7 " payment of taxes on dividends to shareholders-non-residents shall be effected prior / or at the time of dividends payment during their reparation abroad, or not later than the date of tax payment by the results of the taxation period used for calculation of the such dividends".

At General Meeting of Shareholders held on March 26, 2004 (Minutes No. 9 dated 26.03.2004) the following decision was accepted: to pay dividends by the results of financial and economic activity of the Company in 2003. The Meeting approved one share dividend in the amount of 5.56 kopecks.

Term of dividends payment – May 24 – December 31, 2004.

Number of shares entitling a shareholder to vote at the General Meeting of Shareholders

One share.

Rights of shareholders during liquidation of the Company

The shareholders have the right to receive a part of the Company's property value that is proportional to the nominal cost of the shares of the Company belonging to them according to the current legislation of Ukraine.

Terms of redemption of the Company's shares

The Company has the right of the redeem its shares in compliance with the procedure envisaged by the Ukrainian legislation. Such shares should be either sold or cancelled within the period time not exceeding one year.

Number of shares and the total amount of means spent by the Company to redeem its own shares

Redemption of own shares has not been undertaken.

Information on internal and foreign markets that trade in securities of the Company.

The OJSC «NTZ» was one of first seven Ukrainian enterprises whose securities, in compliance with the decision of the Trade Committee dated September 24, 1997 starting from October 1, 1997 were enlisted into the First Listing Level of the First Stock Market Trade System (FSMTS).

For the purpose of execution of decisions of the State Committee on Securities and Stock Market dated July 6, 1999 No. 141 and December 30, 1998 No. 215 the Company and the its subsidiary "Technical Center of the FSMTS" have concluded, on September 8, 1999, the Agreement on maintaining the listing. According to the terms and conditions of this Agreement on maintaining the listing the securities of the Company have been included into the list of the FSMTS and allowed to the tenders within the commercial network. By the decision of the Trade Committee FSMTS the Company's securities were included into the First Level of the Quotations List.

At present there is a noticeable movement in the market of blue chips and some other shares of the second echelon. The national feature of the domestic market of securities is characterized by occasional leadership of numerous issuers who after a short euphoria fade into the background. For today, the OJSC "NTZ" is one of the leaders of the Ukrainian market of securities. But, the Company' s shares are hard to characterize. On the one hand, the Company is still very attractive as one of the largest producers of metal products in Ukraine, an enterprise with large industrial potential. On the other hand, the Company has a high level of risk of loosing the money invested into the Company's shares. But still, the Company has a rather high economic potential.

The Company's shares were in active demand in 1997, and less – in 1998. These securities remember the time when their value grew by 10-20 % per day, but also the time when their value has suffered a considerable drop. The following dynamics is typical for the Company's shares: sharp growth of prices for a very short period of time followed by a slow and prolonged drop.

During the first months of the accounting year there were practically no demand for the stock exchange assets of the Company. But then, the Company' s business turned better. As a result, the Company's stock exchange assets at FSMTS have become one of the most desired acquisitions. Already in the third and forth quarter of 2003, stock-jobbing tendency in respect to the Company's shares prevailed. The number of agreements grew considerably through out the whole period. Sale prices fluctuated from 3.00 hrivnas per share to 6.65 hrivnas, and purchase price from 3.90 to 6.20 hrivnas per share. This tendency was observed during the whole above period. By the results of the year, the Company's shares turn-over has reached 20 million hrivnas, and the figures of the accrued profitability – 540 % annual – there were no equal shares.

At nominal value of 0.25 hrivnas today the purchase price of the Company's shares is about 5 hrivnas. The sale price approaches 7 hrivnas. But the Company's share spreads was and remains too high. This is one of the reasons that restrain the interest of portfolio investors in active operations with these securities. Although from time to time, influenced by the Company's reports on its business, the shares value is changing considerably. The Company's shares price variability depends on the economic situation at the plant and they are considered by analysts as the object for stable and reliable investments.

Information on quotations of registered shares of the Company within the trade system of the FSMTS is shown in Table 1:

Table 1

Information on quotations of registered shares of the Company in the trade system of the FSMTS

(The source of information - "Information on quotations on the Company's securities" that can be received by the E-mail of the Company by the trading results in the commercial network of the FSMTS)

	Purchase-Sale			
	I- quarter	**II- quarter**	**III- quarter**	**IV- quarter**
2002				
Minimum price (hrivnas)	1.00	0.75	1.30	1.40
Maximum price (hrivnas)	4.00	3.74	3.35	3.35
2003				
Minimum price (hrivnas)	0.55	1.50	3.22	2.05
Maximum price (hrivnas)	6.00	4.20	4.40	6.65

The Over the Counter Market may be characterized as the market with unstable demand and conditionally stable supply , which is very often dependent on political decisions affecting such basic industries as energy, mechanical engineering, metallurgy, etc. In the secondary market, the Company's shares are rather stable among the traders, which publish their quotations in the "Ukrainian Investment Gazette" and other sources of information. The Company has a strong position in the Ukrainian market of securities and only serious competition can negatively influence its popularity.

Information on the minimal and maximal price that has been fixed in the stock jobbers' deals is given in Table 2:

Table 2:

Information on the minimum and maximum price that has been fixed in the stock jobbers' deals

	Purchase-Sale			
	I- quarter	**II- quarter**	**III- quarter**	**IV- quarter**
2002				
Minimum price (hrivnas)	0.01	0.01	0.01	0.015
Maximum price (hrivnas)	0.25	4.25	3.70	3.73
2003				
Minimum price (hrivnas)	0.01	0.01	0.01	0.25
Maximum price (hrivnas)	1.4	3.50	3.29	6.48

In 2001, shares of the Company were also included into the index basket of the First Stock Market Trade System (FSMTS - index). Such inclusion means that the Company is one of the most liquid in the Ukrainian stock market and is rated among the companies with the best market capitalization. Starting from January 1, 2004 share holdings that belong to the State are not taken into account at calculation of the FSMTS index. As a result, this index reflects the dynamics of companies' share prices that belong to the "index basket" and are in free circulation in the market; a stronger influence on the index of securities of such enterprises, which were completely privatized, including the OJSC " Nizhnedneprovsky Tube Rolling Plant".

In 1999, in Ukraine, the Company participated (among other five greatest enterprises) in the program of the issue of the American Depositary Bonds (ADR) of the 1st Level. The program has been implemented together with The Bank of New York.

The ADR program of the 1st Level is the simplest and inexpensive way to the securities market of the USA with shares, which already are in free circulation. According to the Law of the USA on securities (1934) as amended, the Company is not completely registered with the SEC (Security Exchange Commission), and as a result, its shares are not on the board.

Deposit receipts for the Company's shares circulate in the Over the Counter Market of the USA and are traded through the "Bulletin Board" and daily "Pink Pages". General characteristic of the Company's shares ADR 1st Level program is given in the Table below:

Company's name	Deposit receipt program classification (DR)	Quotation in the USA	Ratio DR : Shares	DR currency	Deposit bank	DR issue date
OJSC «Nizhnedneprovsky Tube Rolling Plant»	ADR-1	OCM*	1: 6	$	The Bank of New York	April 1999

* Over the Counter Market.

The company is free from submitting regular reports and information to the SEC according to the rule 12g3-2 (b) of the Law of the USA "On Stock Exchanges" (1934).

For the purpose of the securities market information on the program of deposit receipts issue, The Bank of New York, through the mass media and Internet, publishes the so called "ADR Announcements". In addition, there is the Company's ADR-project on The Bank of New York's site (www.bankofny.com) that provide information on issue of the Company's deposit receipts of the first level.

The Company's management used the ADR's program of the 1st level to attain the target – higher liquidity of its shares and to receive the maximum real price for its shares, to establish links with investors and to start creating the main group of its American investors.

The management of the Company understands that these are only the first steps in the American stock market.

Introduction of 2nd and 3rd Level ADR Programs are of importance as: inclusion of shares into the listing of the developed countries exchange market with automatic rise in liquidity and attraction of the capital by way of additional issues with help of the ADR. But, unfortunately, this is very a very difficult, time-consuming, prolonged and not cheap (1-1.5 million US dollars) procedure that we cannot afford now.

BUSINESS DISCRIPTION

Basic factors that influence the Issuer's activity

Group of factors	Problem description	Degree of influence on the Issuer's activity*			What forecasted changes may influence the enterprise
		Insignificant influence	Average influence	Significant influence	
Political	Production and sale of the main products		x		x
Financial and economic	Production and sale of the main products			x	x
Production and technological	Production and sale of the main products			x	x
Social	Production and sale of the main products	x			x
Environmental	Production and sale of the main products	x			x
Notes:	The Company's activity is mainly influenced the pipes and wheels market fluctuations, including: ❑ ***Related to the pipes:*** - Slowly rising rates of the plant's products utilization in the oil-and-gas production и machine-building industries of Ukraine; - Quotas for deliveries to the Russian Federation; - Drop of oil prices on the world market and related drop of export prices and deliveries to the foreign countries; ❑ ***Related to wheels and tires:*** - Reduced demand in the Company's wheel by the railway car building enterprises of Ukraine; - Insignificant export to the Russian Federation. Besides, the Company feels the influence of the following risks: - General deterioration of the economic situation in the country; - Changes in the legislation of Ukraine related to taxation of enterprises and changes in the credit-financial policy of the state; - Drop in solvency of the Company's products consumers; - Inflation processes in the Ukrainian economy; - Dependence on currency exchange fluctuations in case of agreements with foreign partners; - Possibilities of non-fulfillment by the customers of their obligations.				

Information on the most influencing competitors of the main products

Name of the products (kind of products)	Competitor's name	Competitor's country	Degree of competition*		
			Insignificant influence	Average influence	Significant influence
Seamless pipes	OJSC "Nikopolsky Pivdenntrubny plant"	Ukraine		x	
Seamless pipes	OJSC "Dnepropetrovsk pipe plant"	Ukraine	x		
Seamless pipes	OJSC "Mariupol works named after Illich"	Ukraine	x		
Seamless pipes	CJSC "Nikopolsky plant of seamless tubes" "NikoTube"	Ukraine			x
Seamless pipes	OJSC "Pervouralsky novotrubny plant"	Russia		x	
Seamless pipes	OJSC "Sinarsk pipe plant"	Russia			x
Seamless pipes	OJSC "Sversky pipe plant"	Russia			x
Seamless pipes	OJSC "Volzhsky pipe plant"	Russia			x
Seamless pipes	OJSC "Taganrog metal works"	Russia		x	
Seamless pipes	OJSC "Chelyabinsk pipe plant"	Russia		x	
Seamless pipes	OJSC "Izhorsky zavody"	Russia	x		
Casing pipes	OJSC "Nikopolsky Pivdennotrubny plant"	Ukraine			x
Casing pipes	OJSC "Mariupol metal works named after Illich"	Ukraine			x
Casing pipes	CJSC "Nikopolsky plant of seamless tubes" "NikoTube"	Ukraine			x
Drill pipes	OJSC "Mariupol metal works named after Illich"	Ukraine			x
Drill pipes	CJSC "Nikopolsky plant of seamless tubes" "NikoTube"	Ukraine		x	
Bearing pipes	OJSC "Nikopolsky Pivdenntrubny plant"	Ukraine		x	
Electric-welded pipes	OJSC "Nikopolsky Pivdenntrubny plant"	Ukraine			x
Electric-welded pipes	OJSC "Mariupol metal works named after Illich"	Ukraine		x	
Electric-welded pipes	OJSC "Dnepropetrovsk works named after Comintern" (OJSC "Cominmet"	Ukraine			x
Electric-welded pipes	OJSC "Lugansk pipe plant"	Ukraine		x	
Electric-welded pipes	OJSC "Pervouralsky novotrubny plant"	Russia			x
Electric-welded pipes	OJSC "Sinarsk pipe plant"	Russia		x	
Electric-welded pipes	OJSC "Sversky pipe plant"	Russia			x
Electric-welded pipes	OJSC "Taganrog metal works "	Russia		x	
Electric-welded pipes	OJSC "Viskunsk works"	Russia		x	
Electric-welded pipes	OJSC "Chelyabinsk pipe plant"	Russia			x

Name of the products (kind of products)	Competitor's name	Competitor's country	Degree of competition*		
			Insignificant influence	Average influence	Significant influence
Electric-welded pipes	OJSC "Almetjevsk plant"	Russia		x	
Electric-welded pipes	OJSC "Novosibirsk metal plant"	Russia			x
Electric-welded pipes	OJSC "WEST -MD" – Volgograd pipe plant	Russia			x
Electric-welded pipes	OJSC "Borsky pipe plant"	Russia			x
Electric-welded pipes	OJSC "Agrisovgas"	Russia	x		
Electric-welded pipes	OJSC "Profil -A"	Russia			x
Electric-welded pipes	OJSC "Engels tube plant"	Russia			x
Electric-welded pipes	OJSC "Volgorechensky tube plant"	Russia			x
Electric-welded pipes	OJSC "Filit"	Russia			x
Electric-welded pipes	OJSC "Mogilevsk pipe plant"	Russia			x
Electric-welded pipes	OJSC "Almetjevsk plant"	Russia		x	
Wheels	OJSC "Nizhnetagilsky metal works"	Russia		x	
Wheels	OJSC "Viskunsk metal works"	Russia		x	
Tires	OJSC "Ukrpodshipnik"	Ukraine		x	
Tires	OJSC "Nizhnetagilsky metal works"	Russia		x	
Ring products	OJSC "Ukrpodshipnik"	Ukraine		x	
Ring products	OJSC "Nizhnetagilsky metal works"	Russia		x	

Information on the main products (services) manufactured by the Issuer

Name of the product (kind of products)	Trade mark	Patent and other means of the products protection (innovations and license used for the products manufacture)	Product Code (group of products) according to TNZED	Unit of measurement	Production volume in units	Value of the production (current prices) (thousand hrivnas)	Net sale profit (returns) For the accounting period (thousand hrivnas)
Solid wheels	OJSC «NTZ»	-	860719180	Ton	186147.0	423181.2	422909.7
Pipeline pipes	OJSC «NTZ»	-	730439930	Ton	176275.0	328131.3	323863.1
Casing pipes	OJSC «NTZ»	-	730420910	Ton	183410.0	396066.7	376727.3
General purpose hot-rolled pipes	OJSC «NTZ»	-	730439910	Ton	96504.0	177517.4	174993.9
Other goods (services):						228621.7	385128.0
					Total:	1553518.9	1683622.0

Information on the raw materials base and the main features of the Issuer's products (services) consumers and distribution of consumers over Ukrainian regions and on foreign markets

Name of the product (Kind of products)	Raw materials base for production (Ukraine, CIS countries, foreign countries)	Share in the total sales volume (sales territory) in %		
		Ukraine	CIS countries and Baltic countries	Foreign countries
Cold-shaped bearing pipes	Ukraine, Russia	63.70	32.60	3.70
Hot-shaped bearing pipes	Ukraine, Russia	82.80	17.00	0.20
Cold-drawn pipe of general purpose	Billets produced at the plant	48.10	32.70	19.20
Hot-shaped pipes	Billets produced at the plant	17.90	42.10	40.00
Casing pipes	Billets produced at the plant	21.90	68.80	9.30
Drill pipes	Billets produced at the plant	81.00	19.00	
High-pressure boiler pipes	Billets produced at the plant	43.20	56.80	
Lifting pipes	Billets produced at the plant	4.10	95.50	0.40
Electric-welded pipes	Ukraine	77.30	12.30	10.40
Water-gas pipes	Ukraine	85.70	5.50	8.80
Solid wheels	Billets produced at the plant	50.50	9.20	40.30
Tires and rings	Billets produced at the plant and in Russia	42.40	3.30	54.30
	TOTAL:	51.55	32.90	15.55

INFORMATION ON PROPERTY STATUS AND FINANCIAL -ECONOMIC PERFORMANCE OF THE ISSUER

INFORMATION ON THE ISSUER'S FIXED ASSETS

(by depreciated cost)

Fixed assets	Own fixed assets (thousand hrivnas)		Leased fixed assets (thousand hrivnas)		Total fixed assets (thousand hrivnas)	
	At the beginning of the year	By the end of the year	At the beginning of the year	By the end of the year	At the beginning of the year	By the end of the year
1 . Designated for manufacture:	409104.0	423022.0			409104.0	423022.0
- Buildings and structures	232822.0	224480.0			232822.0	224480.0
- Machines and equipment	153559.0	179428.0			153559.0	179428.0
- Vehicles	6395.0	4968.0			6395.0	4968.0
- Other	16328.0	14146.0			16328.0	14146.0
2. Designated for non-production purposes:	10703.0	10192.0			10703.0	10192.0
- Buildings and structures	1523.0	7081.0			1523.0	7081.0
- Machines and equipment	1328.0	1928.0			1328.0	1928.0
- Vehicles	0	0			0	0
- Other	7852.0	1183.0			7852.0	1183.0
Total	419807.0	433214.0			419807.0	433214.0
Notes:	Degree of fixed assets depreciation – 63.77 %.					

Information of the issuer's liabilities

Kinds of liabilities	Date of beginning	Debt of be paid off (thousand hrivnas)	Interest rate for funds use (% annual interest)	Due date
Bank credits, including:	X	17058.0	X	X
Credit line No.47/Bank-03	25.03.03	17058.0	11.50	25.03.04
Liabilities in securities, including:	X	38885.0	X	X
Bonds (of every issue):	X	0.00	X	X
In Section " Information on the Issuer's liabilities (for each issue of bonds)" no information mentioned on bonds because the Company did not issue any bonds.				
Bills of exchange (total)	X	38885.0	X	X
Financial investments into corporate rights (of every type):	X	0.00	X	X
In Section " Information on the Issuer's liabilities (financial investments to corporate rights)"no information mentioned on the Issuer's liabilities of financial investments to corporate rights, because the Company has no such liabilities.				
Tax liabilities	X	30474.0	X	X
Financial assistance on return basis	X	205891.0	X	X
Other liabilities	X	195767.0	X	X
Total liabilities	X	471017.0	X	X

Information on all restriction on the compane's use of its property:

The Company's property consists of the fixed assets and circulating assets, as well as values, cost of which is shown in the Balance Sheet of the Company.

The Company owns, uses and disposes its property according to the purposes of its business.

Information on restriction on use of the Company's property is given below.

Pledgee	Kind of security	Due date
CJSC "Alfa-Bank"	Pledged fixed assets of the ring-tire line of the wheel rolling shop.	20.08.2004
JSCB "EFB Bank Ukraina"	Pledged equipment "Truscope"	18.09.2004
JSCB CE "Ukrsotsbank"	Pledged shares of OJSC "Nikopolsky Plant of ferro-alloys"	19.08.2005
JSCB "Raiffaisenbank Ukraina"	Pledged products in turn-over (raw materials, pipes, wheels in the warehouse, pipes in the port)	25.03.2004
CB "Finance and Credit"	Pledged products in turn-over (2 500 tons of wheels)	15.05.2005

Information on fixed assets owned by the Company:

Original value of fixed assets as on January 1, 2003 was equal to 1 146 253 thousand hrivnas. During the year, the company has acquired fixed assets for the amount of 53 843 thousand hrivnas, and decreased fixed assets for the amount of 4 114 thousand hrivnas. As on January 1, 2004, the original value (re-assessed) of fixed assets was equal to 1 195 982 thousand hrivnas.

In the fixed assets structure, as on January 1, 2004, the largest part belongs to the group: machines and equipment – 51.6 %; buildings, structures and means products transportation – 42.3 %.

One of the main indicators of fixed assets use efficiency is capital productivity that determines the amount of manufactured goods per one hrivnas of fixed assets annual value.

Degree of production capacities use for the accounting period:

- Steel production – 101.5 %
- Solid wheels manufacture – 99.9 %
- Manufacture of tires and ring products – 45.7 %
- Manufacture of electric welded pipes – 52.9 %
- Manufacture of steel pipes from round billets – 124.4 %
- Manufacture of steel pipes from own billets – 132.0 %.

Information on the non-production sphere of the Company's fixed assets

The Company owns a number of social and cultural-purpose buildings that are maintained for the account of the Company's profit.

As on January 1, 2004 the following objects of the social infrastructure are on the balance of the Company:

- Five hostels
- One dwelling house
- Eight pre-school establishments;
- Recreation camp for children;
- Palace of Culture "Metallurg";
- Holiday center "Perlina"
- Plant's history museum;
- Pool;
- Canoe station;
- Gymnasium
- Medical-sanitation building.

For maintenance of the hostels and social-community-cultural purpose facilities in 2003 the Company spent 11 million 669 thousand hrivnas, including: fuel and power expenses (electric power, water supply bills) – 1 million 819 thousand hrivnas.

Under agreement with the Fund of State Property of Ukraine, decisions of local Authorities, the Company plans to sign away (in the first quarter of 2004) 7 pre-school establishments and during 2004 1 pre-school establishment to communal property.

Taking into account high costs of social-community-cultural purpose facilities maintenance the Company has to find ways and sources for reduction of these expenses. This will be done for the account of resources envisaged for these purposes or for the account of higher returns, and certain case for the account of alienated property that is not required for the Company or ineffective for its use or brings losses.

Information on fixed assets that are rented by the Company:

On January 1, 2004, the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» and the CJSC "Metalurgremont" signed Lease Contracts Nos. 530040407; 530040406. The lease object value – 67 000 hrivnas.

Under the Contract, the Company use part of the non-residential premises (Administration building)

The lease term – one year from the moment of leased object acceptance.

Lease payment is transferred to the payment account of CJSC "Metalurgremont" on advanced payment terms not latter than the 10th day of each current month.

At termination of the lease period, the object is to be handed over to the owner within 10th days from the end of the lease date.

Information on the Company's fixed assets, which are granted on lease:

No.	Full name of leaseholder	No. and date of Contract	Value of the leased object (in thousand hrivnas)	Purpose of lease	Lease terms	Lease period	Rent and payment procedure	Procedure of the object return by the leaseholder
1	Association "Ukrtruboprom"	Lease contract Dated 11.12.2001 No. 633020066	2.6	Operational lease	Under contract terms	Three years	Total rent – 1.3 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
2	Firm "Mirage –2"	Lease contract Dated 14.03.2001 No. 630010914	3.1	Operational lease	Under contract terms	Two years	Total rent – 5.0 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
3	"Metalurgmashremont"	Lease contract Dated 26.01.2001 No. 630031752	33.7	Operational lease	Under contract terms	Two years	Total rent – 25.0 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
4	Firm "Sepko CA"	Lease contract Dated 01.10.2000 No. 630002358	0.8	Operational lease	Under contract terms	Three years	Total rent – 0.5 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
5	Firm "KLV Vilko"	Lease contract Dated 01.10.2000 No. 630002359	1.2	Operational lease	Under contract terms	Three years	Total rent – 0.7 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
6	Company with limited liability "Medline"	Lease contract Dated 12.09.2003 No. 630031755	1062.3	Operational lease	Under contract terms	One year	Total rent – 278.5 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.

No.	Full name of leaseholder	No. and date of Contract	Value of the leased object (in thousand hrivnas)	Purpose of lease	Lease terms	Lease period	Rent and payment procedure	Procedure of the object return by the leaseholder
7	Company with limited liability SC "Region"	Lease contracts Dated 21.03.2001 Nos. 630010962-630010973-630010997-630010999	517.9	Operational lease	Under contract terms	Two years	Total rent – 59.8 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
8	Company with limited liability "Ecometal"	Lease contract Dated 23.06.1999 No. 625990737	1033.7	Operational lease	Under contract terms	Five years	Total rent – 180.6 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
9	Ukrainian-Chinese company with limited liability and foreign investments "Bomonsha"	Lease contract Dated 12.07.1996 No. 562	254.3	Operational lease	Under contract terms	Ten years	Total rent – 13.7 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
10	Company with limited liability "Plastic"	Lease contract Dated 10.01.2001 No. 6140-10437	73.1	Operational lease	Under contract terms	Two years	Total rent – 25.1 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
11	Close Joint-Stock Company, Commercial bank "Credit-Dnepr"	Lease contract Dated 27.06.2001 No. 630011709 Lease contract Dated 10.10.1999 No. 630991098	25.1	Operational lease	Under contract terms	Two years Four years	Total rent – 7.7 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
12	Dnepropetrovsk regional customs	Lease contract Dated 09.02.1999 No. 628990244	9.7	Operational lease	Under contract terms	Six years		Return of the leased object – under contract conditions. The object handing over – by acceptance act.

No.	Full name of leaseholder	No. and date of *Contract*	Value of the leased object (in thousand hrivnas)	Purpose of lease	Lease terms	Lease period	Rent and payment procedure	Procedure of the object return by the leaseholder
13	Ukrainian-Israeli company with limited liability and foreign investments "Dneprovica"	Lease contract Dated 19.01.2000 No. 630000323	157.0	Operational lease	Under contract terms			Return of the leased object – under contract conditions. The object handing over – by acceptance act.

DESCRIPTION of BUSINESS
(Text part)

Brief history of the enterprise.

The plant was created in 1891 on the base of "Franco-Russian workshops". Its first owners were the French businessmen. Nevertheless, an economic crisis that was exacerbating in Russia, has forced them to cease production. Its next master was the German businessman, K.Gantke.

In 1911-1913, the pipe-rolling shop of the plant began to operate its two "BRIDE" machines and pilger rolling mill.

In January 1918, the plant was nationalized by the special Decree of the Soviet authorities.

In 1931 – 1935, new capacities were constructed.

During the Second World War the plant was completely demolished. Its recovering began in 1943, and already in 1948 the plant was operating at full capacity.

In 1956, the electro welding pipe shop was constructed, in 1962, bearing pipe production began. In 1968, with participation of the Hungarian experts, the largest pilger mill shop in Europe was commissioned.

In 1972, a new wheel rolling line was put into operation, and in 1988, a ring and tire rolling mill was constructed.

In 1970, the plant registered its trademark. The trademark was made letters "HT3" which is the short name for the plant. After registration6 the trademark has appeared on all plant's products and now it recognized by its clients all over the world.

On September 20, 1989, on voluntary basis, the rent enterprise «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» was created. According to the legislation of Ukraine the rent contract in January 1993 was renewed by the Fund of the State Property of Ukraine.

On December 28, 1994 by reorganizing the rent enterprise «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht», the open joint-stock company «Nizhnedneprovsky Tube Rolling plant» was formed.

For better competitiveness of its products, since 1992, systematic certification of the products by employing the quality control system has been provided to ensure their conformity to requirements of international standards. At present, the plant has international quality certificates by Standards EN ISO 9002: 1994, API Q 1, AAR - À103, and also certificates for products that are produced by European and American standards.

In April and July 1994, the plant received the patents on new methods of tires and wheels production.

In October 1994, the plant became the only in the CIS enterprise that had received the certificate of the American Petroleum Institute and the right to produce pipes of oil assortment. Thus, the products of pipe-rolling shops 4 and 5 that produced compressor and casing pipes were certificated.

In 1996, the Martin shop started to use the technology of vacuum-treated steel for railway wheels that was treated in special unit «furnace - ladle». It allowed lowering the steel gassing and to improve the quality of steel and wheels due to reduction of the content of phosphorus to 0.02 % and sulfur to 0.015 % with the resulting higher competitiveness of railway wheels produced by the plant.

In 1996 – 1998, the complex of gas purification for the Martin furnaces was put into operation and the powerful boiler-utilizers operating on warm gases from the Martin furnaces allowed substituting the boilers, which were operating on fuel.

In 1997 the enterprise launched the program of re-structuring with the assistance of the international consulting company JEAN-PAUL CALMES CONSULTANTS (Switzerland).

Re-structuring of execution allows improving efficiency of management and operational planning, to receive higher output of high-quality products, to form investment appeal of industrial complexes.

In the steel-shaping shop, a new section of cast pipe tools (rulers and expander) has been set up. The plant has received the quality certificate that enables it to provide wheels for the London Underground.

The plant pays special attention to solving problems in the social sphere as it is the basis of stable economic growth, among which: creation of the optimum structure of management and efficient system of salaries; regular payment of wages; improvement of working conditions; cultural, household, medical and improving services.

The plant has the system of pension insurance. Special conditions were introduced for working women.

In 2003, the plant's specialists developed the System of Environment Management that meets the requirements of ISO standard series 14 000 and is integrated with the currently operating system of quality control.

To optimize production and technological processes, to reduce costs the plant has successfully introduced the Program of Total Optimization of Production Facilities.

Under this Program, the plant has developed the methods for rising capacities and reduction of production cost in Martin, wheel rolling and pipe rolling shop No. 4. In the future, it is planned to increase the output (in comparison with 2003) of the Martin shop by 25%, wheel rolling shop – by 18%, pipe rolling shop No.4 – by 16% per year. It should be noted that the term of projects' payback does not exceed 2 years.

Another important advantage of this Program – promotion of the employee's creative potential and their active participation in production processes and solving of actual problems facing the plant.

Nowadays, the plant is a modern enterprise, one of the largest in Ukraine with modern equipment, technologies, methods to provide quality control of steel pipes, wheels, tires, ring products, and certain products, which are unique in Ukraine.

Information on organizational structure of the Issuer

The company is the set of interrelated production departments and linked by the system of technological, economic and communication links. The current organizational structure of the Company provides for centralization of functional links that ensures trouble-free operation of production departments. Under these conditions, each functional service represents a dynamic structural unit with the staff of appropriate qualification, necessary financial resources, which enables maneuvering in work execution and appropriate use of functional duties from the centralized service of all production departments as the whole production.

The company has six commodity production departments which includes pipe-rolling shops Nos. 1, 3, 4, 5, electric welding shop, wheel rolling shop; Martin shop, drop-hammer plant, motor transport and railway shops; well equipped research base represented by five laboratories; six managements, the design-technological center, service center, center of social development, institute of development, powerful intellectual personnel of the plant's management, recreation facility, Palace of Culture, a swimming pool, a sports complex equipped with up-to-date medical equipment, medical facilities and other subdivisions.

Functions of the basic production departments:

- Pipe-rolling shop No. 1 (PRS No.1) – produces pipes of oil assortment - drill pipes, steel seamless pipes for pipelines;
- Pipe welding shop No. 2 (PRS No. 2) - produces electric welded general purpose pipes, water-gas-supply and profile pipes;
- Pipe-rolling shop No. 3 (PRS No. 3) - produces hot-rolled carbon steel pipes, cold-rolled carbon steel pipes, cold-drawn pipes;
- Pipe-rolling shop No. 4 (PRS No. 4) - produces pipes of oil assortment, casing pipes with couplings and pipes for high pressure boilers;
- Pipe-rolling shop No. 5 (PRS No. 5) - produces pipes: hot-rolled and casing pipes, oil-well tubes (with threads and without threads), casing pipes;
- Wheel-rolling shop (WRS) - produces solid wheels and tires: for locomotives, cars of narrow gauge, as well as ring products.

The company has its own facilities for steel melting – the Martin shop. Production of it own steel allows the enterprise to directly control steel quality and to be more flexible in choice of steel grades that are required for urgent orders for supply of different kinds of products.

The Martin shop produces steel for pipe production by pipe-rolling shops No. 1 and 4, and for production of wheels, rings and tires in the wheel-rolling shop.

Commodity production shops, Martin shop and the drop-hammer plant are directly subordinated to the Deputy Chief Production Engineer.

There are special service shops, which provide services to basic production departments and other structural subdivisions. Among them: the drop-hammer plant, vehicle-transportation shop, railway shop.

Basic functions of service shops:

- Drop-hammer plant – provides metal scrap to the Martin and steel-shaping-foundry shops;
- Vehicle-transportation shop - provides transportation of raw materials and products to all subdivisions of the plant;
- Railway shop - provides transportation of raw material and finished products by rail to all shops of the plant.

The service center ensures operation of basic production departments of the plant and is composed of eight service shops, including: steel-shaping-foundry shop, shop for repair of metallurgical furnaces, shop of repair of metallurgical and pipe-rolling equipment, mechanical shop, mechanical-repair, thermal power shop, electric shop, shop of instrumentations and automatics.

Basic functions of service shops of the service center:

- Steel-shaping-foundry shop - produces pig-iron and core-mold casting;
- Shop for repair of metallurgical furnaces is engaged in repair of the Martin and heating furnaces;
- Shop for repair of metallurgical and pipe-rolling equipment - repairs equipment of the plant's shops;
- Mechanical shop - produces items, spare parts, and units by the order of the plant's shops;
- Mechanical-repair shop - is engaged in manufacture of tools, spare parts and repair of such tool;
- Thermal-power shop - provides all subdivisions of the plant with gas, black oil, compressed air, water, restores equipment of the shop;
- Electric shop - provides all subdivisions of the plant with electric power, implements all kinds of repair work of electrical equipment, electric systems and cables;
- Shop of instrumentations and automatics - is engaged maintenance and repair of instrumentations and automatics of all the in shops.

To provide engineering maintenance for production line, there is a Design-Technological Center that incorporates: RD Department, Technological Department, Department of Standards, Claims Department, Metrological Laboratory.

Basic functions of subdivisions that form the Design-Technological Center:

- RD Department – develops projects and operation documents required for manufacture of products;
- Technological Department – develops and introduces new technologies for manufacture of products;
- Department of Standards - develops normative and technical documentation and improve the technical level of production organization;
- Metrological Laboratory – provides metrological support required for production.

The Company also incorporates:

- Eight managements: production management; management of information technologies and communications; transport management; finance administration; economics management; quality management; management of logistics and integration; administration management.
- Laboratories: central test laboratory; sanitary-engineering laboratory; environment laboratory; welding laboratory; electro-technical laboratory, metrological laboratory.

Some other subdivisions of the plant:

- Department of the Chief Accountant,
- Local accounting office,
- Warehouse facilities,
- Tender Group,
- Economy Security Service
- Security service,
- Editorial office,
- Sections of: supervision of economic activities; staff management; operations and wages; design and economic production section; customs services; protocol; marketing; transport-forwarding; expertise; section of orders and their management; legal; contractual; administrative; investments; first; section technical audit; information analytical; improvement of relations with personnel.

The Company' s structure also includes the Center of Social Development, which consists of: medical-recreation complex; Palace of culture «Metallurgist»; canteen; trade house; dry-cleaners; water station; housing-and-municipal department; camp for recreation of children; rest-house "Perlina"; landscape territories of the Company; administrative-economic Department; kindergartens.

The Company has no agencies, branches and affiliates that are vested with functions and rights to sell products.

During 2003, the following changes occurred in the organizational structure of management of the Company:

1. By the decision of the Board and the Supervisory Council of the Company and with the purpose of improvement of the plant's management structure and butter efficiency of management, the organizational structure has undergone the following changes:

1.1. Established: the Service of finance and economy, which included the Financial Department (consisting of: Section of Payment to Suppliers and Customers, Section of Corporate Co-ordination, Section of Executive Management of Accounts), Department of Economy (consisting of Section of Economic Planning, Budget Section, Section of Executive Accounting, Section of Contracts and Section of Investments.

1.2. The Personnel Director has the following services established:

- Administrative Service incorporating: administrative support office; clock-office; archive; legal assistants;
- Section of improvement of relations with personnel.

1.3. The transport-forwarding section has merged with the Transport Management.

1.4. The Director's Security Service has formed the analytical and information section.

1.5. The office of entry-permits has been excluded from the structure of the Economy Security Service and has become the division of the Security Service.

2. To optimize the number, to improve the efficiency of the Center of Social Development the following facilities have been excluded from the structure of the Center: medical-recreation facility; farming facility; pool; gymnasium; office of pre-school establishments; kindergartens Nos. 68,98, 154, 297, 372, 317, 400, canteens Nos.4, 7, 10, 13; shop No. 2; Trade House's supermarket.

Due to the above, some positions were renamed or created.

Changes given in the organizational structure of the Company have allowed preserving the vertical integrity of the management system, to reduce the number of hierarchy levels and links between the systems of the same level.

Description of the selected accounting policy

Financial accounting of the Company was prepared according to the Law of Ukraine "On accounting and financial accounting in Ukraine", dated July 16, 1999, No.996-XIV valid from 01.01.2000 and established Regulations (Standards) of bookkeeping.

Determination and amortization of fixed assets and non-tangible assets

Fixed assets are shown in the report according to actual expenses on their acquiring, delivery, installation, erection and manufacture, taking in account amounts of several obligatory additional adjustments, which were introduced by decisions of the Cabinet of Ministers of Ukraine because of inflation, starting from 1992.

Indexations of the book value of fixed assets were carried out according to the mechanism and indexes established by the state bodies.

The original cost of fixed assets is increased by the amount of expenses related to improvement of the object (modernization, additional equipment, reconstruction, etc.).

Determination of fixed assets amortization is carried out according to the Ukrainian Revenue laws. Before 01.07.1997, determination of amortization was carried out linearly by uniform standards established by the Government. Starting from 01.07.1997, amortization is determined by the method of balance cost reduction by complying with the requirements of the established standards related to the residual cost of fixed assets by the beginning of the accounting period.

Period of non-tangible assets amortization is determined by their useful service life (but not more than 10 years). Amortization is determined by the linear method.

Investments

Short-term investments into the assets of the enterprise are shown by their cost price.

Long-term investments are assessed by their cost price in cases, when the enterprise owns an insignificant part of shares and has no essential influence on the object of investment.

Long-term investments are shown by the method of participation in cases, when the enterprise has an essential influence on the object of investment.

Stocks

Stocks include raw materials and materials, acquired semi-finished products, fuel, spare parts, incomplete production, containers, finished goods, goods for resale, low-value wearing parts stored in warehouses.

Stocks are taken into account by their cost price. The cost price of stocks includes expenses on their acquiring, delivery and processing.

Estimation of stocks decrease:

- Raw material, basic materials, semi-finished products – by their average cost price;
- Auxiliary materials, fuel, low-value wearing parts – by the method of FIFO;
- Goods in retail trade – by their sale price.

Cost of incomplete production includes direct expenses and production superimposed expenses.

Finished goods are shown by their production cost price.

Material assets, which have no sale cost, are not shown as assets.

Definition of resources

Money resources include the sum of money in the cashier's office and demand deposits.

Amounts in foreign exchange are converted according to the rate of the NBU as on the date of the report.

Debt receivable

Debt receivable for goods, works, and services is shown by the real cost, that is, by subtracting the assessed doubtful debts.

Accounting of bad debts is carried out during the period when the administration of the Company defines such debts as hopeless.

Other debt receivable consists of debts, which not related to sales of products and providing of services.

Determination of the income

The income from sale of products is determined according to the method of calculation of the delivered product price. The income decreases to the amount of discounts and returns of products by the Buyers.

The income from provided services is shown in the report, if any.

Taxes

Profit taxes include: the taxes calculated according to current Revenue Law of Ukraine, in taking into account essential temporary differences that were compensated or have arisen during the accounting period.

Government subsidies

Government subsidies are used in the structure of current assets and capital investments of the Company and recognized as incomes of the accounting period according to the losses suffered during performance of conditions of financing.

Expenses for research and developments

The enterprise recognizes expenses on research and developments as expenses of the period, if these expenses do not result in economic gains for the future.

The enterprise recognizes expenses on research and developments as assets with their further amortization, if these expenses give can be precisely measured, the product or the process can be precisely defined and separated, and the enterprise has plans and technical capacities to develop, sale or use this product or process.

Information on basic kinds of goods or services produces or provided by the Issuer

The basic kind of activity of the Company is production and sale of steel pipes, solid wheels, ring products and tires.

Basic kinds of products:

- Hot-rolled seamless steel pipes;
- Casing pipes and couplings for them;
- Tubes and couplings for them;
- Cold-rolled seamless general purpose steel pipes and the ones of high and every high accuracy;
- Ball-bearing pipes;

- Electric welded steel pipes, for water-gas-supply and shaped;
- Solid railway wheels;
- Railway tires;
- Rectangular and complex-profile ring products from carbon and alloyed grades of steel.

Steel produced by the Martin shop is mainly used for own needs.

Modern technologies and equipment, system of quality control and products testing ensure production of pipes according to technical requirements of the consumers, completely meet the requirements of the national and international standards (API 5L, API 5CT, DIN, EN, ASTM, NFA). Certificates of conformity of the American Petroleum Institute (API) for oil and casing pipes, and oil-well tubes have been received. Railway wheels have received the certificate of conformity from the United German Railways (Deutcher Bann AG).

The company is the leading enterprise of Ukraine in export of steel pipes and wheels to different foreign countries. Pipes for petroleum industry are of greatest demand: oil pipeline pipes, casing pipes, tubes, hot-rolled general purpose pipes, electric-welded general purpose pipes, water-gas-supply pipes, and wheels.

The company also provides services to different industrial enterprises.

Information, on tendencies of reduction or increase in profitableness of certain kinds of activity and reason for such changes

In the total amount of the net profit (proceeds) from sale of products, the largest share is occupied by the net profit (proceeds) from sale of pipes, wheels and tires. In 2003, net profit (proceeds) from sale of products reached 1 683 622 thousand hrivnas and increased, in comparison with 2002, by 26.4 % due to the increase in output and sales of wheels.

Information on the main commodity markets and basic clients

The main commodity markets for the products of the Company are: Ukraine, Russia, countries of the CIS, foreign countries (in particular, countries of the European Union, USA, countries of Latin America, Near East and Southeast Asia). The situation in these markets was characterized by the general aggravation of conjuncture, strengthening of competition, reorientation of some of our consumers to products of plants in East and Central Europe, higher requirements to pipes quality.

The largest consumers of the Company's products are enterprises oil and gas industry, mechanical engineering, building construction, as well as railways.

Main consumers of tubes, casing pipes and hot-rolled pipes in Russia are: company with limited liability "DonPobutCenterSnab"; company with limited liability "KIMB"; Company with limited liability "Mirion"; Company with limited liability "Tulskaya Company "Stal"; Company with limited liability "Terminal-Pidneniy", Open Joint-Stock Company "Uzmenmunaygas".

In 2003, 45.7% of the output have been exported to the CIS's countries (29.1%) and to other foreign countries (16.6%). 54.3% of products have been sold in Ukraine. Part of the products sold in the CIS countries, in comparison with 2002, has increased by 26.5 %.

Buyers of oil assortment pipes are large companies engaged in exploring, extraction, processing and transportation of the mineral oil.

Buyers of general purpose pipes are machine-building factories which use pipes produced by the Company for production of their own products (machines and mechanisms).

The company has mastered and delivers to the CIS and other foreign countries more than 50 profile-sizes of wheels certificated according to the international standards for the rolling stock of railways used in different climatic conditions, and also tires for locomotives, underground cars, trams; complex-profile ring products.

The main buyer of railway wheels and locomotive tires is the Ukrainian Railways (all its branches, car-repair and locomotive repair enterprises). The main consumers: Open Joint-Stock Company "Azovmash"; SE "Darnitskiy car-repair plant"; Open Joint-Stock Company "Kryukovsky car-building plant"; Open Joint-Stock Company "Stakhznovsky car-building plant"; Se Stryyskiy car-repair plant" USC "Ukrspetsvagon"; wagon depot of Baturinskaya Station (Pridneprovskaya Railways).

The main consumer of tram tires are Municipal Electric Transport Department and enterprises that repair City Trams in Ukraine.

Constant and potential consumers of the Company's products are enterprises and firm of traditional commodity markets in Ukraine, countries of the CIS, as well as other foreign countries. The management of the Company makes all efforts for strengthening and development of new forms of co-operation with customers and suppliers, and also for mutually advantageous trade with foreign partners.

Today, the situation in the world markets is getting more and more difficult, the plant' management should note the new difficulties are awaiting the Ukrainian metallurgists after expansion of the European Union. The consumer demand products of higher commodity quality and higher level of servicing.

The Company is actively engaged in implementation of the marketing policy based on constant improvement of quality and larger assortment of the products. This policy is put into practice and focused on satisfying the demand of the plant's products consuming industries – consumers (construction and transportation of gas and oil, mechanical engineering, modernization of the railways rolling stock).

Information on trade channels and sales methods used by the Company

The Company's products are sold by the traders of metal products or purchased by consumers.

By results of the company's operation in 2003, the Company sales were distributed in the main consumer markets

of: Ukraine - 41,55 %; Russia - 37,14 %; export to other foreign countries - 21,31 %.

In 2003, the amount of shipped products has reached 753.6 thousand tons. In the total amount of the shipped products: 36.38 % are hot-rolled pipes (for oil pipelines and hot-shaped general purpose pipes; 24.31 % - casing pipes; 24.61% - wheels; 2.88 % - tires, rings.

160.6 thousand tons of finished products were shipped to foreign countries in 2003.

279.9 thousand tons of products were shipped to the CIS country in 2003.

The largest consumers of the Company's products are: Russia – 220.2 thousand tons, Byelorussia –11.1 thousand tons, Kazakhstan – 28.4 thousand tons, Azerbaijan – 9.7 thousand tons.

With the purpose of the Company's products promotion to commodity markets and improvement of the corporate image of the enterprise we have developed and realized the program of the OJSC "NTZ"'s advertising campaign in 2003 focused on Ukraine, Russia, and CIS countries.

We are actively engaged in the advertising campaign in mass media, including Internet.

Information on sources of raw material, their sufficiency and dynamics of prices

The Company is located in Dnepropetrovsk – strategically important, highly industrialized center of Ukraine. This allow making use of close location of the main raw material sources and other resources.

Practically the whole raw material base is located in the Pridneprovsky-Donetsky Area, that is, in close vicinity to the Company, and that fact contributes to an insignificant share of transport expenses for production.

Raw material procurement for the Company in the accounting year is tender-based, and this policy has contributed to higher quality of procured materials with the resulting optimization of sale prices and production costs.

The basic raw materials for our Company are pig iron, round billet, strips, ferroalloys, refractory bricks and scrap of metal.

In 2003 the Company received round billets from: OJSC "Nizhnetagilsky Metal Works", OJSC "Oskolsky Electric Metal Works".

During the year, the price for round billets remained stable and made 1000 hrivnas per 1 ton, VAT including.

The company received strips from: OJSC 'Mariupol Metal Works", OJSC "Saporozhstal". Prices of strips have not considerably changed during this year and remained at the level of 1083 hrivnas per 1 ton, VAT including.

In 2003, the Company received pig-iron from: OJSC "Lipetsky Metal Works "Vilny Sokol", OJSC "Tulachermet", OJSC "Novo-Lipetsk Metal Works".

Prices on pig-iron were stable during this year and on average were at the level of 830 hrivnas per 1 ton, VAT including.

Forecast on availability of raw materials sources in the future

We are expecting growth of prices in the next year on the main raw materials (round billets, cast-iron, strips and ferroalloys). This depends on the rising demand on metal in the world markets. The prices on raw materials that make up to 70% of the Company's costs of products manufacture are expected to rise by 30-50%. Taking into account growth of prices on basic energy resources, this will lead to higher prices on tools, spare parts, replaceable equipment and refractory.

The scale of price growth on round billets and strips may lead to lower demand on pipe products and smaller orders. We also may except the lower purchasing capacity of enterprises belonging to the most important industries of economy – gas and oil industry, power industry, mechanical engineering and housing and communal services.

Information on features of developments in the field of the Issuer's activity

The metallurgical industry that is nowadays the source of nearly 40 percents of the Ukrainian currency receipts due to export of metal products has encountered a number of fundamental problems, which restrain the competitiveness of domestic metal products. Among them are inadequate and unstable quality of domestic metallurgical raw material, backward technological base of production - over 60 percents of products is produced by old technologies and employment the equipment that requires upgrading or replacement.

The Ukrainian metallurgists are being forced out from foreign markets by numerous antidumping investigations on the background of the metal market conjuncture, which is worsening.

In the medium-term prospect, the greatest influence on the financial and economic position of enterprises of ferrous and steel industry and the output of such enterprises will be from two major factors: production conditions inside the country; availability of the state support for the industry.

The situation in the pipe industry is influenced by several conditions:

- Inadequate amounts of current assets;
- Lack of sufficient amounts of round billets and strips, the major part of which is exported by manufacturers of this products;
- Instability of the power market;
- Antidumping investigations on the part of the European commission.

Many kinds of the metal works products have already become competitive in foreign markets.

At present, the Ukrainian pipe industry maintain high rates of production. Analysis of the industry shows that the attained level of pipe manufacture in Ukraine is the highest for the lasr 10 years and makes 2.1 million tons.

The offensive market policy in the foreign markets and the domestic market of Ukraine has contributed to the growth of steel pipes manufacture by more than 40% in comparison with 2002, the average-monthly output for the period from January till December 2003 grew by approximately 41%.

Export has grown by 40.1%, and deliveries to the domestic market – by 42.1%. At the same time, import of steel pipes dropped to 71.6 % in comparison with 2002. As a results, according to calculations, the total deliveries to the domestic market of Ukraine have increased by 37.7% in comparison with the previous year.

In the pipe-rolling industry the Company is among the leader, and its share in total production of pipes made 26% in 2003. This tendency will remain and will be the feature of the Company's development for the nearest future.

Technological process of the Company' s products manufacturing does not depend on seasonal changes, and the output, in general, depends on market condition. Consecutive and persevering work of the Company on providing shops with orders will make changes in the monthly outputs of the Company minimal, irrespective of the season.

Forecast of future development of the industry

We expect growth of the output in all sector, in particular manufacture of seamless pipes. The most important stimuli for this growth will be higher export prospects.

We expect growth of export to the CIS's countries, as well as to other foreign countries (information from the analytical review "Metal-Expert").

But, at the same time, we should note possible loss of East-European markets after 10 new countries' joining the European Union.

Information on competitiveness in the industry, on features of the Issuer's production (services)

Tendencies of pipe markets development prove that traditional orientation on pricing in competition, to which, last years both Ukrainian and Russian pipe-producers adhered to, has practically outdated itself. The demand of pipe products today is objectively limited by a number of factors. The situation becomes aggravated by the crisis of overproduction, when the market consumes considerably less, than manufacturers may offer.

Competitiveness of Ukrainian pipe-producers is also limited. The structure of expenses on pipe production of any pipe producing enterprise the cost of power resources plays a significant role to forming of the products final price. Unlike Ukraine, Russian pipe plants purchase them at a much smaller price. Such situation allows the Russian enterprises to get advantages in competition due to lower, in comparison with the Ukrainian colleagues, prime cost of the manufactured products.

The state interference also has its negative effect on pipe markets today. Being guided first of all by political reasons, the state bodies of countries where the traditional consumers of our products are concentrated introduce, in interests of their manufacturers, limitations, different trade sanctions, placing the Ukrainian pipe-producers into the knowingly incorrect competitive conditions. Antidumping investigations and as result the policy of quotations for the pipe products, which are delivered by Ukraine to a foreign market, has become a rule and typical feature of the economic policy of Russia, USA, countries of the European Union.

We find the above tendencies practically in every large market where the Company is selling its products.

UKRAINE: The domestic market is traditionally one of main market for our Company, as well as for all other Ukrainian manufacturers. The market is characterized by strengthening competitiveness between the Ukrainian companies. Besides, instability of national legislation also has the negative influence on the market situation in the pipe industry of Ukraine.

The company has no competitors who are producing railway wheels and tires, casing pipes and tubes, and seamless pipes for pipe-lines in Ukraine due to the monopoly position in the above kinds of products.

In the tire and ring products market of Ukraine, the Company has a competitors represented by CLSC "Ukrpidshipnik" (Cryvyy Ryh).

Within the industry of Ukraine, the main competitors, in certain standard sizes of produced pipes are: OJSC "Dnepropetrovsky pipe plant" (Dnepropetrovsk), OJSC "Nikopol Pivdennotrubny Plant", OJSC "Mariupolsky Metal Word named after Illich" (Mariipol), CJSC "Nikopolsky Plant of seamless pipes "Nilo Tube" (Nikopol).

Welded pipes competitors of the Company are all enterprises, but in particular, OJSC "Khartsizky Tube Plant" (Khartsiz) and OJSC "Novomoskovsky Tube Plant" (Novomoscovsk). These enterprises manufacture pipes of large diameter.

RUSSIA: In 2002, some Russian pipe plants set up an association. New and stronger participants in the market have strengthened the competitiveness between Ukrainian and Russian pipe-producers in the market of Russia and beyond its borders.

The main competitors in the whole range of products, including the pipes for the petroleum industry are: OJSC "Perviuralsky Novotrubny Plant" (Pervouralsk). OJSC "Synarsky Tube Plant" (Kamensk-Uralsky), OJSC Syversky Tube Plant" (Polyvske), OJSC "Volzhsky Tube Plant" (Volzhsky), OJSC "Taganrogsky Metal Works" (Taganrog), OJSC "Chelyabinsky Tube Plant" (Chelyabinsk).

EUROPE and USA: In the markets of Europe and USA the Company is forced to operate according to quotas forced by antidumping investigations.

Apart the problems with quotas for our supplies to the countries of the European Union, the situation in the pipe market in this region has objectively become more complex. It is because of the fact that our traditional consumers have begun to reoriented to products from suppliers of East and Central Europe countries.

Now, the situation in the markets is such that practically all attained results in improvement of steel, pipes, wheels and tires production, higher quality of the produced products and lower prime cost are not enough for manufacturing of a competitive product.

To support the competitiveness of out products, we have approved a perspective program of technical modernization and reconstruction of separate units and complete production sectors that are responsible for quality and consumer properties of the products.

Successful implementation of this program will have far-reaching strategic consequences. The Company will have a real possibility not only to hold its positions in the markets of pipes, wheels and tires, but also by leading the competitors, to attain additional markets and to have an opportunity to increase output and improve the welfare of its workers.

Features of the Company's products if compared with the competitors' products

The range of products manufactured by Ukrainian pipe plants there are certain kinds of products that are not manufactured by producers in the CIS's countries.

For example, the Khartsizky Tube Plant (Khartsiz) manufactures longitudinal electric welded tubes of large diameter (530, 630, 720, 820, 920, 1120 and 1420 mm) from carbon and alloyed steel grades, and OJSC "Novomoskovsky Tube Plant" (Novomoscovsk) - longitudinal electric welded tubes of 219-426 mm in diameter.

The Russian market of wheels and tires is represented by two producers – OJSC "Vyskunsky Metal Works" (Vyskunsk) and OJSC "Nizhnetagilsky Metal Works" (Nizhniy Tagil). The OJSC "Vyskunsky Metal Works" is a competitor of the Company in production of railway wheels. And, the OJSC "Nizhnetagilsky Metal Works" - in production of railway wheels and tires.

By their quality and price parameters, products of these three producers (OJSC "Nizhnedneprovsky Tube Rolling Plant", OJSC "Vyskunsky Metal Works" and OJSC "Nizhnetagilsky Metal Works") are, approximately, at the same level, that points to their equal competitiveness.

It should be noted that the main feature that may be used to describe the product competitiveness is its quality (by information of the German Association of Technical Control, the importance of quality as the criterion for assessment of the world enterprises in comparison with their competitors makes 31%, and, for example, prices – only 12%).

In this connection, taking into account the excess of capacities and conditions of the domestic and foreign markets at this moment, we may say that the pipe industry of Ukraine, and, in particular, OJSC "Nizhnedneprovsky Tube Rolling Plant", must focus, first of all, on the following:

- to increase the strength and plasticity properties of metal due to use of low-alloy steel and alloyed steel;
- to improve accuracy of dimensions and quality of pipes by improving methods of product quality control;
- to introduce progressive methods of thermal treatment, etc.

Information on important problems, which influence the Issuer's activity

The Company's activity, as well as the activity of all enterprises in the pipe industry is considerably influenced by external economic situation and the tax policy of the Government.

On the other hand, strong competitiveness in the domestic and world markets is constantly forcing the Company to improve "know-how" of the manufacturing process by improving the quality of its products with simultaneous lowering of costs, to introduce new, especially liquid kinds of products.

The Company's business is mainly influenced by changes in solid wheels, tires and steel pipes markets conditions, including:

- Increase in wheels demand in the Russian Federation and stabilization of wheels consumption in the domestic market;
- Absence of demand for pipes for mechanical engineering industry in Ukraine because the mechanical engineering industry is in decline, the oil and gas extracting companies do not increase the scale of their research and exploration works, extraction of oil and gas in the Ukrainian territory, gasification of settlements is very slow because of absence of sufficient funds, and gas supplies to citizens are carried out by municipal services being budgetary organizations with inadequate financings.

Taking into account the growing demand for metal in China and countries of the South-East Asia, we may predict unstable situation in the World Market and sharp rise of price on the round billet, strips (up to 40-50%), as well as on raw materials for steel production (scrap of metal, cast-iron, ferroalloys) that will lead to lower profitability of pipe production.

Description of important factors that may affect the Company's activity in future

These are the important factors that which may affect the Company's activity:

- Changes in customs and tax laws of Ukraine and countries of the CIS in respect to export of products;
- Changes in requirement in basic consumer markets in the countries of the CIS. The practice shows that the Company' s activity is influenced by cyclic changes and is dependent on general economic situation, reliance and income of consumers, level of demand for the Company's products, availability of sources of finances and cost of credits.

The following risks may affect the Company's activity:

1. Instability of legislation, including change in the tax policy.
2. Worsening of the general economic situation in Ukraine. This risk is minimized because the Company has a diversified system of its products sale.
3. Sharp increase in cost of loans. This risk is minimized due to the fact that the Company is doing business with several loaners, as well as due to diversification of finance sources.
4. Laws and norms that regulate business of enterprises in Ukraine are frequently changed as the result of changes in political and business environment with the resulting risk to the Company's assets and transactions.

5. Force majeure circumstances. This risk is minimized by insurance of production assets, transportation of goods, etc.

Also as the risk, we may consider the coefficient of frequent, in many cases groundless, interference of the Government bodies into the Company' s business.

Degree of dependence on legislative or economic limitations

1. Antimonopoly legislation.

The internal Ukrainian antimonopoly legislation is significantly limiting the ability of the Company to exert any pressure on the company's products consumers, including the right to refuse from production of monopoly-attributed kinds of products.

2. State regulation of prices.

At present, the Government does not regulate prices of the Company's products.

3. Cabinet of Minister of Ukraine, on its meeting dated February 20, 2003 approved the annual quotas for export of ferrous pipes to the Russian Federation that are subject to licensing in 2003. The Ministry of Economy on issues of European Integration has been entrusted with right to provide licensing of the exported pipes within the limits of such quotas.

Under the Rule of the Government, total annual quota for export of pipes made of ferrous metal to the Russian Federation in 2003 is limited to 620 thousand tons. In particular, quotas for pipes supplied under codes TNZED 7304000000, 7305000000 (except 7305110000); 7306000000 are set in the amount of 485 thousand tons, including for the Company – 223.1 thousand tons.

Quota for longitudinal welded pipes for gas and oil pipelines manufactured by method of submerged arc welding with outside diameter of 1420 mm from steel (TNZED code – 7303110000) was set on 135 thousand tons. The main target of the Government's rule is to prevent any domestic pipes export limiting measures on the part of the Russian Federation by setting up the regulation mechanism for Ukrainian ferrous pipes export to the Russian market within the limits set by the Agreement between the Ministry of Economy of Ukraine and the Ministry of Economic Development and Trade of the Russian Federation "On regulation of ferrous pipes export".

Information on facts of fines payments and compensations for infringement of the current legislation

The Company is doing its business according to the current legislation of Ukraine and its Statute.

The Company realizes its foreign economic activities as the subject of foreign trade activities according to the purposes and within scope of its business.

By the results of financial and economic activities in 2003, it has repaid fines for the amount of 230 thousand hrivnas, including:

- 193 thousand hrivnas are paid for delayed delivery (83.9%)
- 18 thousand hrivnas are paid under Check Acts (7.8%)
- 12 thousand hrivnas are paid for voluntary settlement of the proceedings (5.2%)
- 7 thousand hrivnas are paid under medical bills

Policy of business financing

Financial activity of the Company, as the main part of its economic activity is focused on providing systematic receipts and payments for resources, observance of the accounting discipline, achievement of rational proportions the owner's equity and credit capital and its most efficient use.

The amount of the received profit and the level of profitability of produced products characterize financial results of the Company's activity. By results of business, the Company has received, in 2003, 214 636 thousand hrivnas of gross profit. By results of 2003, net profit has reached 18 159 thousand hrivnas.

The structure of the Company's capital as on January 1, 2003 is as follows: 84.3 % - owner' s equity, 15,7 % - liabilities, and as on January 1, 2004, accordingly – 64.8 % - owner's equity, 35.1 % - liabilities.

Structure of the owner's equity, in thousand hrivnas:

	As on January 1, 2003	As on January 1, 2004	Changes in 2003
Authorized Fund capital	13 471.00	13 471.00	0
Additionally invested capital	37 181.00	37 181.00	0
Other additional capital	477 241.00	477 775.00	98.00
Reserve Fund	19 086.00	19 086.00	0
Undistributed capital	324 243.00	342 402.00	18 159.00
TOTAL	**871 222.00**	**889 479.00**	**18 257.00**

Owner's equity of the Company in 2003 has increased by 18 257 thousand hrivnas due to increase in the undistributed capital for the amount of 18 159 thousand hrivnas (increase for the amount of net profit) and additional capital in the amount of 98 thousand hrivnas (increase in value of fixed assets.

Increase of the owner's equity, its correct distribution, equilibrium between the assets and sources of their formation, as well as solvency and credit worthiness - all these factors contributed to better financial independence of the enterprise.

For the purpose of assessment of the financial performance, there exits the system of parameters, which are characterized by the following factors:

No.	Factors	Norm	As on January 1, 2003	As on January 1, 2004
1.	Coefficient of current liquidity	1.0 – 3.0	3.1077	2.1245
2.	Coefficient of fast liquidity	Less than 0.6	1,8926	1.2791
3.	Coefficient of autonomy	Less than 0.5	0.8492	0.6527
4.	Coefficient of indebtedness	More than 1.0	0.1508	0.3473

Coefficient of current liquidity shows to what extent the total indebtedness in respect to short-term (current) financial liabilities may be covered for the account of all its current (circulating) assets. Coefficient of current liquidity for 12 months of 2003 has decreased in comparison with the same period of the previous year, but is still within the norm.

Coefficient of fast liquidity shows to what extent all short-term (current) financial liabilities may be covered for the account of its high-liquidity assets (including prepared payment means). This coefficient is within the norm limits.

Coefficient of autonomy shows to what extent the volume of assets used by the enterprise has been formed for the account of owner's equity and to what extent its depends on outside sources of financing. There is a tendency of autonomy coefficient lowering because of redistribution of the capital to the investments.

Coefficient of indebtedness shows the share of the loan capital in the currency of the balance. Coefficient of indebtedness he part of own resources in the general currency of the balance. This parameter for the period under consideration has declined as the growth rate of the balance currency was higher than the growth rate of sources of own resources.

Coefficient of indebtedness has grown because growth of the loan capital in the total amount of financial resources invested into the enterprise's property is observed.

All the above indices are within the limits of the norm, and it testifies the financial stability of the Company.

Information on the cost of concluded but not yet executed agreements

As on December 31, 2003, the value of concluded, but no not executed agreements (contracts) on sale of the Company's products is equal to 654 176 146,55 hrivnas.

Forecasts and plans

The target of the Company in 2004 - organization of efficient production-economic business of the Joint-Stock Company with the purpose of receiving the maximum profit and ensuring capitalization of the Company.

In 2004, it was planned to produce 530.3 thousand tons of steel pipes and 231.5 thousand tons of rolled products. It is expected that the Company will earn net profit it earned last year (about 30 million hrivnas)

To reach this target, it was necessary to provide:

1. Implementation of the budget approved for 2004.
2. Reduction of production costs due to rational use of material, labor, energy and other resources.
3. Implementation of measures focused on re-equipment of production lines and maintaining of the technical level, modernization of equipment, introduction of progressive scientific and technical developments, mastering of new kinds of pipes, railway wheels and tires for higher competitiveness of products and spreading of consumer markets.
4. Better efficiency of labor due to introduction of new techniques and approaches to labor management.
5. Rhythmic manufacture of high quality products within the term determined by the customer.
6. Better efficiency of application of the Quality Control System, growth of the labor and technological discipline, better control over raw materials, materials and semi-finished products accepted by the Company, better organization and planning of production.

Description of the Company's policy of research work and developments

In 2003, the main directions of the Company's operation were development of new and improvement of current technologies for manufacture of products in compliance with requirements of international standards, improvement of products quality, as well as reduction of prime costs and power consumption.

Expenditures on research work, designing and development of production for the last three years has as follows:

- 2001 – 54 087.0 thousand hrivnas;
- 2002 - 73 673.8 thousand hrivnas;
- 2003 – 433.3 thousand hrivnas.

In 2003, in cooperation with some scientific organizations and active participation of the shops' experts 15 research works focused on improvement of the products quality and their better consumer properties, widening of the manufactured products assortment and production of new kinds of pipes and wheels, improvement of technology have been performed.

Among one of the most important are the following:

- Putting into operation of the unit "Uniscan-promin" for non-destructive testing of wheel in the wheel-rolling shop. The unit allows testing of 40 wheel per hour and has a high waveform separation capacity;

- Putting into operation of the unit "Truescope" for non-destructive testing of pipes in the pipe-rolling shop No.4. The unit ensure high level of quality control for pipeline and casing pipes;

- Completion of work on development and putting into operation of weighing the ladle metal from the output of furnace No. 4 in the Martin shop;

- Completion of work on equipment of the section "furnace-ladle" (Martin shop) with facility for introduction of the rod with carbon-substituting powder filler;

- Modernization of technologies and rolling equipment of the wheel-rolling shop. This allows gaining growth of efficiency in production of certain products from 3.3 % to 100 % and to escape "narrow places" in the technological cycle;

- Modernization of technologies and equipment of the first and second machining sections of the wheel-rolling shop;

- Putting into operation of the system of video control and registration for hydraulic press P-927 in the pipe-rolling shop No.4. Introduction of this system allows excluding the customers' claims to tightness of threaded pipe joints in casing pipes;

- Introduction of the automatic system of pipe weighing in the fourth section of the pipe-rolling shop No.4. Introduction of these measures will allow to exclude claims of "deviation by vase";

- Completion of work on reconstruction of air-suction system installed over pipe plasma arc cutting machines in pipe-rolling shop No.5. As the results of this work the plant will reduce by two time the amount of annual fines for damage to the environment, and the degree of air cleansing will rise from 70-73 % to 95-97 %.

The Company is gradually wins authority of not only the reliable supplier, but also the manufacturer of quality products. Quality of the Company's products has been proved by conclusions of the world famous enterprise "SGS Ukraine" (Odessa) that conducted an independent inspection by the decision of the Administration or by demands of consumers.

For successful operations in the market and, in particular, in the world market, under conditions of severe competition, it is necessary to provide unconditional competitiveness of the products. Therefore, in 2001, the certificated system of quality control in compliance with ISO 9002 has been introduced. Certificate of the system of quality - one of the requirements of the European Union Directives.

Introduction of the quality system gives reliance to consumers that our Company produces high-quality products, and it is guaranteed by adequate organization of the production process, production technologies and quality inspection, high qualification of personnel. The Company's system of quality control management also allows to participate in international tenders on supply of products. System of quality is certificated by:

- Interregional Scientific-Research Center of Standardization and certification of pipes, vessels and other metal products "VNITI-TEST" on conformity to requirements of DSTU ISO 9001-2001;

- Technical Inspection Agency TUV Anlagentechnik Gmb of the enterprise TUV Rheinland/Berlin Branderburg to Certification Body TUV CERT on conformity to requirements of DIN EN ISO 9001:2000;

- Agency for certification of quality systems and products of Association of American Railways on conformity to requirements of AAR M-1003.

For the purpose of controlling measures focused on quality and related results to the design parameters, requirements that are established for the Quality Control System the plant conducts inner audit checks and inspections.

Operation of the Quality Control System covers all production shops of the Company.

Conclusions drawn after certification in the accounting year approve that the Quality Control System of the Company may ensure implementation of the long-term strategy of constant quality improvement and efficient corrective and preventive actions may enable the Company to become the leader in the field of quality.

The Company will continue its work on improvement of quality of its products, search of new sales markets and modernization of information technologies for better understanding of the market and strengthening the Company's international reputation. This strategy will allow the Company maintaining its competitive capabilities in the international market due to high quality of the enterprise's products and understanding of the customer's requirements.

In 2004, we are planning to continue work on mastering production of new kinds of products. Only by doing this we can keep up our confident position in the sales market and attain new targets. The main part of these plans will be implementation of total optimization of production (program "TOP"). Investments to research work and the above mentioned directions of development focused on production of steel and wheels in 2004 will reach 30 million hrivnas. All in all, in 2004, we are planning to spend more than 40 mill hrivnas on technical re-equipment of facilities and introduction of new technologies. This year, we are launching the program of improvement of efficiency in production of steel, manufacture of wheels and certain kinds of pipes, of costs reduction for production of the Company's products.

Other information

In 2003, comparing with the last year, the gross profit has increased by 97.8 % and made 214 636 thousand hrivnas. Profitability of the sold products calculated depending on the gross profit has risen and made 14.6 % in 2003.

By results of work in 2003, the plan of sales of commodity products has been carried out to 96.3 % and made 1 540 337 thousand hrivnas. In comparison with the 2002 results, sales of commodity products produced by all main shops of the Company have grown. All in all, this growth attained 19.4 % or 250 609 thousand hrivnas.

In comparison with the 2002, the Company produced pipes, wheels and tire by 10.4 % or 69 869 tons more.

In 2003, in comparison with 2002, it was noted that the turn-over of the fixed current assets, for the whole Company, has raised by 6.7 days, including: due to reduction of average residual – by 0.1 day and to increase in sales – by 6.6 days.

In 2003, the Company was engaged in implementation of the integrated program of prime cost reduction for the manufactured products and higher efficiency of production.

First of all this concerns to efficient use of raw materials and materials, energy resources, reduction of redistribution costs. In 2003, actual production prime cost of commodity products was reduced by 3.9 % in comparison with the planned costs of production with the resulting savings of 54 089.1 thousand hrivnas.

During the year, the Company has undertaken a number of measures focused on reduction of non-liquid stocks. In 2004, this work will be continued with a major stress on a more precise planning of raw and materials needs.

Accounts receivable for the period under consideration has increased by 14.3 % or by 313 599 thousand hrivnas as on January 1, 2004. The largest part, as on January 1, 2004, in structure of accounts receivable falls into indebtedness for the goods, works, and services – 84.9 %. For the accounting period, it has risen by 19 128 thousand hrivnas. Accounts receivable by payments to budget, as on January 1, 2004 have decreased by 259 thousand hrivnas and made 12 831 thousand hrivnas. Indebtedness on provided advance payments has increased for the accounting period by 3.1 % or 11 382 thousand hrivnas. This was the results of changes in raw materials suppliers and payment terms and conditions.

The largest share in the structure of accounts receivable to indebtedness for goods, works and services belongs to indebtedness up to 3 months. This is a current indebtedness that has the tendency of fast redemption and directly depends on volume of sales and rhythm of shipment. In the Company, the current indebtedness makes 99.7 % and for the accounting period, in comparison with the results as on January 1, 2003 its share has increased by 0.5 %. Accounts receivable for more than 1 year is the results of deferred indebtedness, and in comparison with January 1, 2003 its share has decreased from 0.6 % to 0.1 %

The accounts payable, for the accounting period, have increased by 82.6 % and made, as on January 1, 2004, 248 068 thousand hrivnas.

The largest share of indebtedness - for goods, works and services – 77.2 %. For the accounting period under consideration its increased by 0.3 % or 83 732 thousand hrivnas. This was the results of changes in raw materials suppliers and payment terms and conditions. Increase of indebtedness by bills of exchange is connected to tax payments.

Accounts payable due in 3 months have increased by 99 852 thousand hrivnas or 102.5 %, accounts payable due in 1 year have decreased by 7 592 thousand hrivnas or 36.7 %. This means that the situation with the Company's obligations under the contracts has become better.

In 2003, the gain of assets on the whole made 348 242 thousand hrivnas. The owner's equity of the Company has increased in 2003 by 18 257 thousand hrivnas and made, as on January 1, 2004 - 889 479 thousand hrivnas.

Modernization and technical re-equipment of production facilities is the most important and maybe the key factor of strengthening the position of the Company in the domestic market of pipes and wheels-tires, as well as in foreign markets. Further development of the Company is practically impossible without constant improvement of production technology, introduction of new equipment and optimization of technological processes.

For the accounting period, the Company's experts, independently and with participation of other organizations, have carried out a number of research works focused on improvement of the products quality and their better consumer properties, widening of the assortment and manufacture of new kinds of pipes, wheels and tires, perfecting the technology, etc.

Experts of the Company cooperated with more than 10 scientific organizations (STI, IFM, NmetAU, etc.).

One of the most important measures carried out in 2003 are:

1. Research has been conducted to determine the method of ingots warmth-keeping to exclude sticking of non-metal components to the piercer mandrel. It is recommended when producing ingots of steel, steel alloyed with chromium and manganese to use warmth-keeping facilities.
2. Research has been conducted and consider for manufacture of corrosion-resistant pipes for PEN and PED bodies: chemical and thermal preparation, squeezing conditions during drawing and straightening. New steel grade for this product has been mastered – 09GSF;
3. New profile for the mandrel of the drawing mills 150 and 250 has been developed and introduced. Analysis of the XПТ mill passes has been conducted.
4. Technology of special thick-wall pipes of large diameter has been developed and tested. Positive results of these tests have allowed recommending this technology for application in industry for production of special-purpose pipes: for boilers, cracking equipment, etc.
5. Technology has been developed for manufacture of the experimental consignment of pipes made of the drilled slabs 08X18H10T.
6. Introduction of the filler "SVK-zinc-50" for the zinc electrolyte that will allow having a better quality of galvanic coating and sealing of threaded joint.
7. Introduction of production technologies for 17 new types of finished, semi-finished and rough exported wheels of 800 – 1016 mm in diameter.
8. Works have been carried out to master new cylinder-shaped ingots of 470 and 482 mm in diameter and to assess the influence of the ingot and technological parameters defects on the wheels quality. The conducted research have allowed reduction of rejects during manufacture of 957 mm wheels, increase in their output by 2 %.
9. 15 new sizes of tires and wheel centers from different steel grades have been mastered for export deliveries, including machined wheels, which comply with international standards. The share of the mastered products reaches 44.4 % from the total output.

The Company, in addition to issues related to modernization, improvement of overall economic factors of the Company's business, is constantly controlling the issue environment improvements as enterprises of the steel-melting and pipe-rolling industry are affecting the environment.

The Company is spends significant resources on treatment of exhaust gases, process water and sewage, on reduction of the amount of firm and rare waste products that are let into the environment without being treated in the way to harmless to the environment.

Effective environment protection measures are being executed during the steel-melting process, such as gas treatment and purification, processing of slag heaps. Water is purified and used many times for technical purposes. In 2004, it is planned to develop the project on additional purification of waste water as implementation of the program on reduction of fresh water consumption and waste water discharge to the River Dnieper in compliance with the "National Program of improvement the situation in the River Dnieper basin and quality of drinking water".

Doctors periodically examine worker occupied at operations with harmful industrial factors, receive individual protection means, medicines and special meal.

For the accounting period, 377 thousand hrivnas have been spent to implement 43 measures to improve labor conditions under the program of labor conditions improvement.

The following labor conditions improvement measures have been executed:

- Replacement of acid baths Nos. 1, 2 in the etching room of the cold-drawn pipes section of the pipe-rolling shop No.3;
- Reconstruction of the pump-house building, pumps of which are used to pumping sulphuric acid to pipe-rolling shop No.3;
- Installation of industrial air-conditioners for the control panels product loading machines No. 3 and No. 4 of the press-drawing section of the wheel-rolling line;
- Installation of industrial air-conditioners for the control panel V3M4-6 "Pivden" of the thermal section.

The Company's products are radiation safe and are not harmful for the environment. Implementation of the environment strategy is supervised by way conducting standard analysis. Results of such analysis are registered and in the event of any deviations from the norms special measures are taken to find the source of harmful emissions and liquidation of harmful discharges.

In 2003, the following environment protection measures have been taken:

- Change-over of two furnaces from coke to gas is under way;
- Re-adjustment of fuel-consuming units has been carried out to comply with environmental requirements;
- Correction of emission sources inventories;
- Procedure for waste water acceptance by the sub-agents has been developed;
- The contract has been concluded for treatment of secondary horizontal sedimentation reservoirs;
- Work is under way on certification of the Company's water supply return lines;
- Work has been carried out on utilization of oiled residues and used SOZ;
- The waste yard documents has been developed - slag-heap;
- Lamps that contain mercury have been disposed of in compliance with the environmental requirements;
- Slag-heaps processing unit has been put into operation.

Considerable environmental measures are envisaged for 2004.

Among the priority issues, which require primary solution, both for the state and for the Company is rising of the population income, as the living standard of citizens is the main criterion of economic and social policy efficiency.

International recognition and respect to the Company in the whole world is proved by numerous prizes and awards for competitive products, and also for integration into the world economy.

The Company has a good business reputation, is fulfilling its obligations and has shown itself as competent and reliable partner.

AUDITING FIRM
INSIDER-CENTER
Phone/fax: 744-33-06, ph.: 41-68-47, 41-65-30
E-mail: root@insider.dp.ua
49600, 29-A, Naberezhnaya Lenina, Dnepropetrovsk

N01-02/06
03.06.2004

To Open Joint-Stock Company
«Nizhnedneprovsky Tube rolling plant»

To Dnepropetrovsk Territorial Management of the State
Committee on Securities and Stock Market

AUDITOR'S CONCLUSION

Of the independent auditing firm, OJSC "Inside-Center" about adequacy of financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»

Under agreement No. 02-02/03-06/530040130, dated December 25, 2003, the Company with limited liability, firm "Inside Center" that has it head office at the address: 29-A, Naberezhnaya Lenina, Dnepropetrovsk, 49600 (phones (056) 371-61-40, 744-33-06) and is acting in compliance with the Statute and Certificate On Registration as the subjects of the auditor activity No. 2459 issued by the Decision of Auditor Chamber of Ukraine No. 98, dated January 26, 2001, valid till January 26, 2006, has carried out an audit of adequacy of financial accounting document of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant» and its financial performance as of 31.12.2003.

The audit was carried out in Dnepropetrovsk from January 05 till April 30, 2004.

For auditor's check of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant» has submitted information on its financial and economic activity for the period from 01.01.2003 till 31.12.2003.

Responsibility for adequacy and completeness of the submitted information rests upon the management of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant». Our liability was to prepare conclusion by the results of the auditor's check.

The audit was performed in compliance with requirements of the Law of Ukraine "On auditor's activity", "On securities and stock exchange", "On state regulation of the securities market in Ukraine", "On book keeping and financial accounting in Ukraine", National Regulations (Standards) of book keeping, national normative of audits in Ukraine, and other legislative acts.

The scope of the audit has been planned by in compliance with the national norms of auditing so that we were able to reveal substantial mistakes and infringement, which may affect information reported in the financial accounting documents. Auditors checked, using tests, information which reconfirms the digital data in the financial accounting documents.

In the course of the auditor's check, we have estimated the accounting principles used by the Company, truthfulness of existence and accuracy of evaluation of assets, owner's entity and liabilities, the degree of the mistake was defined according to the national norms of auditing No. 320.

We believe that we have received sufficient evidences of the fact that financial reports do not contain essentially unreliable information.

As the result of the auditor's checks, it was ascertained that:

Full name:
Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»;

Code by EDRPOU:
05393116;

Location:
21, Stoletova Street, Dnepropetrovsk, 49081.

The Company is registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies on December 28, 1994, registration No. 10059-ÀT, Certificate of the state registration (re-registration) of the subject of entrepreneur activity No. 05393116.

Amendments to the constituent instruments:

- Amendments and supplement No. 1 to the Statute of Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition) are approved by the General Meeting of shareholders (minutes dated 22.05.96 No. 1) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 29.05.96 No.394-p);
- Amendments and supplement No. 2 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 2 dated 05.03.97) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 23.04.97 No. 394-p);
- Amendments and supplement No. 3 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 3 dated 22.06.98) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 27.07.98 No. 762-p);
- Amendments and supplement No. 4 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 4 dated 01.06.99) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 13.07.99 No. 04052092Ю0010023);
- Amendments and supplement No. 5 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 5 dated 16.05.2000) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 26.06.2000 No. 04052092Ю0010023);
- Amendments and supplement No. 6 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 6 dated 29.03.2001) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 12.04. 2001 No. 04052092Ю0010023);
- Amendments and supplement No. 7 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 7 dated 14.05.2002) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 05.06.2002 No. 04052092Ю0010023)
- Amendments and supplement No. 8 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 8 dated 19.06.2003) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 30.07.2002 No. 04052092Ю0010023)
- Amendments and supplement No. 9 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 9 dated 26.03.2004) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 28.07.2004 No. 04052092Ю0010023)

Main kinds of activity:

The Company realizes the activity on the basis and in compliance with the current legislation of Ukraine and the Statute.

Code by ZKGNG	Kinds of activity.
12140	Manufacture of pipes
71212	Trade of medicines
91514	Polyclinic establishments
95130	Designing organizations referred to as scientific organizations
61124	Installation works
71130	Wholesale trade by non-state organizations (excluding consumer cooperative societies)

The Company realizes its foreign trade activities as the subject of foreign trade activities pursuant to the purpose and within the scope of its activity.

The founders of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» are the state on behalf of the Fund of State Property of Ukraine. Location: 18/9, Kutuzova Street, Kiev, phone (044) 295-12-74, and the organization of leasers of the «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» registered by the Order of the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies dated 30.12.92 No.1205-p.

The Authorized For the period of und is established in compliance with the Act of Assessment of assets cost of the lease enterprise «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» approved by the Fund of State Property of Ukraine that is distributed among the founders as follows:

- Organization of leasers «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» - 16 828 240 (sixteen millions eight hundred and twenty eight thousand two hundred and forty) common shares for the amount of 4207060 (four million two hundred seven thousand sixty) hrivnas which make 78.07 % of the Authorized Capital;

- The Fund of State Property of Ukraine – 4 725 760 (four million seven hundred and twenty five thousand seven hundred and sixty) of common registered shares for the amount of 1 181 440 (one million one hundred and eighty one thousand four hundred and forty) hrivnas which make 21.93 % of the Authorized Capital;

Privatization of the Company has been completed (Order of the Fund of State Property of Ukraine No. 1397 dated December 8, 1997 "On completion of the process of privatization of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant ").

The first issue pipe shares was carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred and fifty four thousand) common registered shares with par value of 0.25 hrivnas each for the total amount of 5 388 500 (five millions three hundred and eighty eight thousand five hundred) hrivnas.

Additional (second) issue of shares has been carried out in the process of open subscription for 32 331 000 (thirty two millions three hundred and thirty one thousand) common registered shares with par value of 0.25 hrivnas for the total amount of 8 082 750 (eight millions eighty two thousand seven hundred and fifty) hrivnas.

No securities have been issued in 2003.

Fund of State Property of Ukraine has no common registered shares of the Company.

Holders of shares whose part in the Authorized Capital exceeds 5 percents are:

- "Allied Steel Holding B.V."
- "Rosen Asset Management S.A."
- "Blumberg Industries LLC"
- Company with limited liability, firm "Kuvera"

Entries to the Register of the Company's shareholders are filed in compliance with the current legislation of Ukraine and agreement dated 29.03.2001 No. 3-2001/630011067 by the independent registrar – Company with limited liability "Alfa-Invest" and approved by the General Meeting of Shareholders (minutes No. 6 dated 29.03.2001). Legal address: Office 96, 17 Lenin Street, Dnepropetrovsk, 49600, Ukraine.

Accounting is carried out in the form of book-orders basing on principles of revenues and expenses.

To provide adequacy of data in book of financial accounting the Company is periodically performing inventory of assets and liabilities.

The remains and errors revealed by inventories of assets are shown in the report on financial results.

The submitted financial accounting documents are based on principles and manners of disclosure of information which are regulated by National Regulations (Standards) on book keeping. Indices of financial accounting and book keeping comply with each other.

Accounting policy of the Company is based on requirements of normative documents, Order No. 20, dated 03.01.2002. No changes were introduced for the accounting year into the accounting policy of the Company.

Accounting of assets are classified according to normative documents of book keeping:

- Non-current assets;
- Long-term assets;
- Stocks;
- Accounts receivable;
- Money resources;

Expenses of future periods and recognized by the Company pursuant to P(S)BO No. 7 "Fixed assets" as original cost.

Original cost of fixed assets is increased for the amount of expenses related to improvement of the object (modernization, reconstruction, re-equipment, etc.).

Amortization of fixed assets assessed according to the revenue laws.

Amortization of low-value intangible assets is determined to be equal to 50 % at the moment of transfer into operation and 50 % at writing-off from the balance.

Assessment as on the date of Balance Sheet has not been carried out.

Fixed assets are estimated on the Balance Sheet by the price of acquiring or manufacturing taking in account indexations of 1992-1996, which were used according to the Decrees of the Government.

Assessment as on the date of the Balance Sheet has not been carried out.

The Balance Sheet takes into account fixed assets of state property that were not considered in the Act of the Authorized Capital Assessment during privatization, as of 31.12.2003, in the amount of depreciated cost of 3601 thousand hrivnas.

Land is not the property of the Company and is in the long-term use.

Cost of the incomplete capital investments has been evaluated depending on incurred expenses.

Intangible assets are shown on the Balance Sheet by their original cost. Amortization is estimated for the whole period of their useful use which is established from the moment of assets approval by the straight line method and comply with the requirements of P(S)BO No. 8 "Intangible assets".

Income and expenses on leasing of fixed assets of both the leaser and lessor are assessed pursuant to P(S)BO No. 14 "Lease.

Long-term financial investments are estimated and shown on the Balance Sheet in compliance with P(S)BO No. 12 "Financial investments".

Investments that are taken into account by the method of their participation in the capital of other enterprises as on the date of the Balance Sheet are not re-assessed because the Company regards this amount as insignificant.

Initial estimation of acquired and produced stocks complies with the procedure of approval P(S)BO No. 9 "Stocks".

Writing-off of stocks from the balance on production and sales is carried out:

- Raw materials and basic materials – by the average cost price;
- Auxiliary materials, MSP - by FIFO method;
- Goods – by sales price.

The precautionary method of expenses and cost price of the main products accounting is applied.

The cost of incomplete production consists of direct and general products expenses.

The list and structure of general production expenses and expenses for the current period complies with the methodological principles P(S)BO No. 16 "Expenses".

On the Balance Sheet, the Company's debt receivable is shown by their net cost of sale pursuant to P(S)BO No. 10. Debt receivable is separated into long-term and current.

Calculation of the doubtful debts reserve is conducted according to the methodical recommendations.

In the course of the check, it has been ascertained that situation with mutual payments is confirmed by acts of verification.

The Company does not define the list of related parties.

However, the significant part of sales and purchases is realized by the SPIG "Interpipe" and by significance of relations this Company may be deemed as related party. Assessment of assets and liabilities of operations with the SPIG "Interpipe" was performed by the Balance Sheet value.

Money resources on the Balance Sheet of the Company are resources in national currency and foreign exchange in the cash department, on current accounts with the banks, demand deposits.

The residuals in foreign exchange are converted into the accounting currency by the exchange rate of the NBU as on the date of the Balance Sheet.

Expenses of future periods are shown on the Balance Sheet and include expenses of the current period that belong to subsequent periods.

The Authorized Fund is equal to 13 471 250 (thirteen millions four hundred and seventy one thousand two hundred and fifty) hrivnas. (First issue – 5 388 500 hrivnas. Second issue – 8 082 750 hrivnas).

As on 31.12.2003, the Authorized Fund is paid off in full.

The Authorized Fund is divided into 53 885 000 (fifty three million eight hundred and eighty five thousand) common registered shares with par value of 0.25 hrivnas each. (First issue – 21 554 000 common registered shares. Second issue – 32 331 000 common registered shares).

The average quantity of common shares which were in turn-over for the period the fiscal year was equal to 53 885 000.

Corrected net profit per one share is 0.337 hrivnas.

The Company did not make redemption of its own shares.

The Reserve Fund is formed by annual deductions from the net profit of the Company. Purpose procedure of formation and use of the Fund's money is determined by the Supervisory Council

Other additional capital consists of the amounts of fixed assets indexation, renewal of own current assets by the experiment, and freely acquired assets.

The procedure of profit distribution is established by the current legislation, Statute and internal normative acts of the Company and approved by the General Meeting of shareholders by submission of the Board and coordinated with the Supervisory Council.

The General meeting of shareholders of the Company was held on 19.06.2003, approved the results of annual financial-economic activity of the Company and distributed the profit earned in 2002. It was decided that the whole profit should be used for development of the enterprise and replenishment of the Reserve Fund. In 2003, distribution of profit by the results of 2002 has not been made yet.

The General Meeting of shareholders was held on March 26, 2004, approved the results of annual financial-economic activity of the Company and distributed the profit earned in 2003. The decision was made to pay dividends.

Confirmation, classification and assessment of the Company's income has been done by the Company pursuant to requirements of P(S)BO No. 15 "Income".

Determination of the balance and taxable profits was carried out in compliance with the current legislation. In the accounting report, the taxable profit from usual activity is shown pursuant to P(S)BO No. 17 "Taxable profit". Estimation of temporary differences influence on calculation of the taxable profit from the accounting income is based on the amount of the deferred taxable assets. Residual in the balance, as on 31.12.2003, of deferred taxable assets is equal to –31 998 thousand hrivnas.

Confirmation, recording and assessment of liabilities complies with the P(S)BO No. 11 "Liabilities".

Liabilities with maturities of over 12 months are shown in the structure the long-term liabilities.

Long-term liabilities are shown on the Balance Sheet by their current value.

Current liabilities consist of short-term bank credits, issued bills of exchange, accounts payable for the goods, service, current debt for the received prepayments, obligation to the budget, to off-budget funds, for insurance, payment of salaries and wages.

Current liabilities are shown on the Balance Sheet by the amounts of redemption.

Inventory of liabilities has been made as on the date on the Balance Sheet (31.12.2003), but not all amounts of liabilities have been confirmed by the acts of verification.

Coverage of disbursements shows the estimated future costs, for the accounting period, of long-service bonus and leave payments to the employees.

Apart from the above limitations, basing of the results of the performed audit procedures, we believe that we may confirm that: assets, obligation and owner's equity shown in the financial accounting documents are confirmed and classified as a whole as complying with the P(S)BO; financial results of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»' s activity which have been declared in the financial accounting report, as a whole, are true and are shown pursuant to requirements of the P(S)BO; data given in separate forms of the accounting report conform each other; financial accounting (forms 1, 2, 3, 4, and 5) is compiled according to requirements of the Law of Ukraine "On book keeping and financial accounting in Ukraine" dated 16.07.99. No. 996-XIV and Regulations (Standards) on book keeping on the basis of true accounting data and truly represent the financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» as on 31.12.2002 by the results of operations from 01.01.2003 till 31.12.2003.

Basing on the received accounting data, we have performed the analysis of the financial status of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant». The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is solvent. Analysis of the Company's solvency has proved that the Company's level of solvency for the period of 2003 has not changed considerably and is proved by coefficient of solvency.

The value of the coefficient of absolute liquidity for the period as on 31.12.2001, 31.12.2002 and 31.12.2003 is equal to 0.07; 0.04 and 0.02 correspondingly.

The value of the coefficient of general liquidity as on 31.12.2001 was equal to 3.59, as on 31.12.2002 - 3.10, and as on 31.12.2003 – 2.08.

The value of the coefficient of fast liquidity is correspondingly to 2.18; 1.84; 1.27.

Financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is stable, independent of the attracted sources of finance.

Thus, the value of the coefficient of autonomy as on 31.12.2001, 31.12.2002 and 31.12.2003 is equal to 0.85; 0.84;0.65 correspondingly. The value of the capital structure coefficient - 0.17; 0.18; 0.5.

The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is characterized as the liquid, solvent Company, its financial status does not depend on attracted sources of financing and it operate without stoppage.

Information on financial status of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» as on 31.12.2003 is attached.

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 27.12.94, Decision No. 23
Valid by the Decision of the
Auditing Chamber of Ukraine
No. 128 dated 30.10.2003. (Signature, seal) V.V. Zinkevich

MEMORANDUM

Information on financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»

Estimated parameters of the financial performance and solvency are based on the submitted accounting report as on 31.12.2003.

Analysis of liquidity coefficients

Liquidity coefficient:	31.12.2000	31.12.2001	31.12.2002	31.12.2003	Norm
General (coverage coefficient)	1.84	3.59	3.10	2.08	1.0-2.0
Coefficient of fast liquidity	0.83	2.18	1.89	1.27	0.6-0.8
Coefficient of absolute liquidity	0.04	0.07	0.04	0.02	0.25-0.5

The general liquidity coefficient (coverage) testifies the sufficiency of current assets for settlement of debts and high level of the Company's solvency.

The intermediate liquidity coefficient (fast) of 1.27 means that the Company is capable to fulfill its short-term liabilities by fast mobilization of debt receivable.

The value of the absolute liquidity coefficient (temporary) of 0.02 testifies that in case temporary absence of money resources in the current account, other accounts with the bank, the Company is not capable to make payments to its partners.

Analysis of the Company's solvency has proved that the level of solvency for the period of 2003 has not considerably changed. The Company, as on 31.12.2003, has a liquid balance and may liquidate its debts.

Analysis of financial stability

	31.12.2000	31.12.2001	31.12.2002	31.12.2003	Norm
Coefficient of autonomy	0.73	0.85	0.84	0.65	0.25-0.5
Coefficient of liabilities coverage by the owner's equity (structure of the capital)	0.37	0.17	0.17	0.5	0.5-1.0

Coefficient of autonomy shows that the share of the Company's own resources in total sources of financing is considerable and reaches 65 percents as on 31.12.2003, that is, the financial status of the Company does not depend on external sources of financing.

Coefficient of liabilities coverage by the owner's equity (structure of the capital) testifies that the share of attracted resources in the total amount of resources equals, as on 31.12.2003, to 50 percents.

Conclusion: The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is characterized as the liquid, solvent Company, its financial status does not depend on attracted sources of financing and it operate without stoppage.

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 27.12.94, Decision No. 23
Valid by the Decision of the
Auditing Chamber of Ukraine
No. 128 dated 30.10.2003. (Signature, seal) V.V. Zinkevich

Addition
to Regulations (standard)
of accounting 2

	CODES		
Data (year, month, day)	2004	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
	20		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock company
Territory
Ownership form: **COLLECTIVE OWNERSHIP**
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**
Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per December 31, 2003

Form No. 1 **Code by DKUD 1801001**

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Non-circulating assets			
Intangible assets:			
residual value	010	55	102
initial value	011	278	333
wear and tear	012	(223)	(231)
Construction in progress	020	48840	21557
Fixed assets: residual value			
initial value	030	419807	433214
wear and tear	031	1146253	1195982
wear and tear	032	(726446)	(762768)
Long-term financial investments:			
accounted by the method of participation in the other enterprises equity	040	41927	257142
Other financial investments	045	20720	70720
Long-term accounts receivable	050	1586	1362
Deferred tax assets	060	31568	31998
Other non-circulating assets	070	0	0
Goodwill under consolidation	075	0	0
Total, by the section 1	**080**	**564503**	**816095**
II. Current assets			
Stocks: Industrial stocks	100	112947	129116
Animal for breeding and feeding	110	766	0
Uncompleted construction	120	49617	49036
Finish products	130	13940	32938
Goods	140	5204	4807
Received bills	150	0	0
Debt receivable for goods, works, services:			

1	2	3	4
Net cost of sold goods	160	238213	257765
Initial cost	161	239053	258245
Reserve of doubtful debts	162	(840)	(480)
Debt receivable for payments: to the budget	170	13090	12831
For the paid-up advance payments	180	18461	39843
From the charged incomes	190	98	123
From internal accounts	200	0	0
Other current debt receivable	210	3226	3037
Current financial investments	220	0	0
Money resources and their equivalents: In the native currency	230	255	531
In foreign exchange	240	6042	4456
Other turnaround assets	250	3633	18098
Total according to Section 2	**260**	**465492**	**552581**
III. Costs of the future periods	**270**	**3092**	**3082**
Balance	**280**	**1033087**	**1371758**

Liabilities	Line Code	At the beginning of the accounting period	By the end of the accounting period
1	2	3	4
I. Ownership capital			
Charter capital	300	13471	13471
Share capital	310	0	0
Additional invested capital	320	37181	37181
Other additional capitals	330	477241	477339
Reserve capital	340	19086	19086
Retained profits (uncovered losses)	350	324243	342402
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(0)	(0)
Accumulated exchange difference	375	(0)	(0)
Total according to the Section I	**380**	**871222**	889479
Part of minority	385	0	0
II. Cover funds of future expenses and payments			
Fund for payments to the staff	400	8001	11068
Other funds	410	0	0
	415	(0)	0
	416	0	(0)
Target financing	420	88	194
Total according to Section II	**430**	**8089**	**11262**
III. Fixed liabilities			
Banks long-term credits	440	0	0
Other long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	95	205891
Total according to Section III.	**480**	**95**	**205891**
IV. Current liabilities			
Short-term credits of banks	500	19610	17058
Floating debt for the long-term liabilities	510	0	0
Issued bills of exchange	520	12295	38885
Accounts payable for goods, works, services	530	102850	193824

1	2	3	4
Current liabilities for payments: For the received advance payments			
For the received advance payments	540	3764	2817
To the budget	550	2842	2225
For payments outside the budget	560	0	674
For insurance	570	2483	2568
Payments to employees	580	5167	5132
To participants	590	276	260
From internal accounts	600	0	0
Other current liabilities	610	4394	1683
Total according to Section IV	**620**	**153681**	**265126**
V. Incomes of future periods	**630**	**0**	**0**
Balance	640	1033087	1371758

NOTES:

Legal bases of regulation of the issues of business accounting and financial reports is legislatively governed by the Law of Ukraine " On book keeping and fiscal reporting in Ukraine"

No. 996-XIV dated 167.1999 which has come into force on January 1, 2000.

Forms of financial reporting and the procedure of their filling has been established by the Ministry of Finance as approved by the State Committee of Statistics of Ukraine.

Accounting period for the financial reporting is the calendar year.

The submitted financial reporting shall be grounded on the principles and methods of disclosure of information which are governed by the national provisions (standards) on book keeping which are applied starting from January 2000.

Basic assumptions - principle of counting and continuity.

The basic element of the financial report - first cost.

Assets are determined depending on the amount of money resource or a fair cost of other expenses of their purchase. Liabilities are determined depending on the earnings received in exchange for the liabilities.

The report of the Company's assets classifies:

- Non-current assets;
- Long-term financial investments;
- Stocks;
- Debt receivable;
- Money resources.

Fixed assets are recognized as assets under the first cost.

The first cost of permanent assets is increased by the sum of costs connected with the improvement of the object (modernization, re-equipment, reconstruction, etc.).

Renewal and repair of the assets is shown as expenses in the "Report on financial results" if they are incurred.

Land is not the property of the Company and is in its long-term use.

Amortization is calculated according to the tax legislation. Norms of amortization in % to the residual cost are shown below:

- Buildings, structures - 5 %;
- Computer facilities, transport, furniture, etc. - 25 %;
- Machines and equipment, etc. - 15 %;
- Computers – 60%.

Profit and losses from the withdrawal of permanent assets are shown in the "Report on financial results".

Cost of the incomplete capital investments is reported depending on the cost of suffered expenses.

Fictitious assets are shown in the balance-sheet depending on the first cost minus amortization.

Calculation of the fictitious assets amortization is carried out during term of their beneficial use which is established from the moment of the assets determination by using the rectilinear method.

Long-term financial investments are calculated in the balance-sheet depending on the cost.

On the date of the balance-sheet, financial investments which are taken into account according to the method of participation in the capital are not reappraised. Company considers the sum of the cost change as insignificant.

Commodity and material stocks are shown in the balance-sheet depending on the cost.

Estimation of stocks is realized depending on the initial cost price.

Estimation of stocks withdrawal is realized as follows:

- Raw material, main materials, semi-finished items – according to the averaged cost price;
- Auxiliary materials, fuel, invaluable wearing items – by the method of FIFO;
- Goods in retail trade – depending on the price of sale.

Transport and procurement expenses are taken into account of the separate accounts.

Regarding to the accepted registration policy, and basic on the principle of discretion and significance of information, the turnaround invaluable wearing subjects are deemed as subjects which cost, independent of the service life and cost, up to 300 hrivnas, and the service life up to one year, independent of the cost. Cost of low-value expendables are not included into assets when handed over to operation.

Stocks of the finish products are shown depending on the industrial cost price.

Cost of the incomplete production includes the direct and overhead production expenses.

Debt receivable for products, works, and services are shown in the balance-sheet according to the net sale price.

Size of the doubtful debts reserves is determined on the basis of the debt receivable classification, in respect of which the claim term has expired.

Cash assets include cash in the cashier's office, on settlement accounts and till called for deposits, amounts in foreign currencies are calculated depending on the exchange rate established by the NBU as on the date the Report.

Liabilities are assessed depending on the cost of acquisition and are taken into account of the balance sheet prior to the expiry of the claim term.

In compliance with the Regulation (Standard) of accounting 1 "General requirements to the financial reporting" approved by Order of the Ministry of Finance of Ukraine dated March 31, 1999 No. 87, item 11 "in lines of financial report form, which have no figures, put a dash sign". At compiling the financial form "Report on own capital" with the assistance of "AFR-VAT" is requirement is not envisaged. Thus, in lines of financial report form, which have no figures, "0" should be put.

Director	______________________ (Signature)	Esaulov Gennadiy Alexandrovich
Chief Accountant	______________________ (Signature)	Irina Vladimirovna Sokolova

Seal

Addition
to Regulations (standard)
of accounting 3

	CODES		
Data (year, month, day)	2004	1	01
Enterprise "Nizhnedneprovsky tube-rolling plant" open joint-stock Company — by EDRPOU	05393116		
Territory — by KOATUU	1210137200		
Organ of State control **Open joint-stock companies established on the base of state enterprises** — by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION** — by ZKGNG	12140		
Form of economic activity: **production of steel pipes** — by KVED	27.22.0		
Unit of measurement: **th.grn.** — Control sum			

REPORT ABOUT FINANCIAL RESULTS THROUGH 2003 year

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of products (goods, work, service)	010	1877410	1536614
Value added tax	015	(184554)	(197757)
Excise duty	020	(0)	(0)
	025	(0)	(0)
Other income deductions	030	(9234)	(7133)
Net income (proceeds) from sale of products (goods, works, services)	035	1683622	1331724
Prime cost of sold products (goods, works, services)	040	(1468986)	(1223239)
Gross: Profit	050	214636	108485
Expenses	055	(0)	(0)
Other operational incomes	060	82720	127247
Administrative costs	070	(125323)	(47743)
Depreciation costs	080	(50918)	(36130)
Other transaction costs	090	(858334)	(127511)
Financial results of the transaction activity:			
Profit	100	35281	24348
Expenses	105	(0)	(0)
Income from participation in the capital	110	0	0
Other financial incomes	120	881	481
Other incomes	130	3177	8768
Financial costs	140	(2670)	(1774)
Costs of participation in the capital	150	(0)	(0)
Other costs	160	(3494)	(2215)
Financial results of usual activity prior to taxation: Profit	170	33175	29608
Losses	175	(0)	(0)
Profit tax on usual activity Financial results of usual activity:	180	15016	12936

1	2	3	4
Income from profit tax on usual activity	185	0	0
Financial results from the regular activity Profit	190	18159	16672
Losses	195	(0)	(0)
Extraordinary:			
Incomes	200	0	0
Expenses	205	(0)	(0)
Taxes on the extraordinary profit	210	0	0
Part of minority	215	0	0
Net:			
Profit	220	18159	16672
Losses	225	(0)	(0)

II. ELEMENTS OF OPERATING COSTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	1202473	1065612
Payments to the employees	240	97830	91768
Deductions to the social funds	250	37690	34927
Amortization	260	39282	38932
Other transaction costs	270	164947	39999
Total	280	1542222	1271238

III. CALCULATION OF INDICES

Item	Line code	For the accounting period	For the preceding period
1	2	3	4
Annual quantity of common shares	300	53885000	53885000
Corrected annual quantity of common shares	310	53885000	53885000
Net profit per one common share (hrivnas)	320	0.337	0.3094
Corrected net profit per one common share (hrivnas)	330	0.337	0.309
Annual quantity of common shares (hrivnas)	340	0	0.14

NOTES:

Income is determined according to the principle of accounting and adequacy.

Income from sale of products is determined at delivery of the product.

The income from services is determined depending on the degree the operations completion by way of assessment of the performed work.

Acknowledged income is classified as:

1) Income from the sale of products, goods, works, services:

- other transaction income;
- financial income;
- other income.

2) Extraordinary income.

Expenses are shown in the report on profits и losses on the basis of the direct relation between the suffered expenses и earnings.

Expenses are acknowledged also in the event, when future economic advantages cease to meet requirements of the balance to acknowledged as assets.

The General Meeting of Shareholders which was held on March 26, 2004, the decision was made to pay dividends by the result of the financial and economic activity of the Company in 2003 in the amount of 5.56 kopecks per one share.

In compliance with the Regulation (Standard) of accounting 1 "General requirements to the financial reporting" approved by Order of the Ministry of Finance of Ukraine dated March 31, 1999 No. 87, item 11 "in lines of financial report form, which have no figures, put a dash sign". At compiling the financial form "Report on own capital" with the assistance of "AFR-VAT" is requirement is not envisaged. Thus, in lines of financial report form, which have no figures, "0" should be put.

Director ______________________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief Accountant ______________________ Irina Vladimirovna Sokolova
(Signature)

Seal

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2004	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**

REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH 2003 year

Form No.3 Code by DKUD 1801004

Item	Code	For reporting period		For previous period	
		Receipt	Expense	Receipt	Expense
1	2	3	4	5	6
I. Cash flow resulted from operating activity					
Profit (loss) from ordinary activity before tax	010	33175	0	29608	0
Adjustment for: Depreciation of non-circulating assets	020	39282	X	38932	X
Increase (decrease) in security	030	3067	0	466	0
Loss (profit) from unrealized exchange rate difference	040	227	331	409	371
Loss (profit) from non-operating activity	050	0	564	2215	9249
Costs for interest payment	060	2670	X	1774	X
Loss (profit) from operating activity prior to changes in the net circulating assets	070	77526	0	63784	0
Increase (decrease) in : circulating assets	080	0	85708	19	0
deferred costs	090	10	0	0	3007
Increase (decrease) in: current liabilities	100	319020	0	3276	0
Deferred incomes	110	0	0	0	0
Money resources from operating activity	120	310848	0	64072	0
Paid: Interest	130	X	2670	X	1774
profits tax	140	X	8058	X	12788
Net cash flow before extraordinary events	150	300120	0	49510	0
Cash flow from extraordinary events	160	0	0	0	0
Net cash flow from operating activity	**170**	**300120**	**0**	**49510**	**0**
II. Cash flow resulted from investment activity					
Selling of: financial investments	180	0	X	0	X
non-circulating assets	190	155	X	4	X
property complexes	200	0	0	0	0
Received: interest	210	0	X	0	X
dividends	220	0	X	0	X
Other receipts	230	6	X	155	X
Acquisition of: financial investments	240	X	265215	X	20124

1	2	3	4	5	6
non-circulating assets	250	X	33869	X	27003
property complexes	260	X	0	X	0
Other payments	270	X	0	X	40
Net cash flow before extraordinary events	**280**	**0**	**298923**	**0**	**47008**
Cash flow from extraordinary events	290	0	0	0	0
Net cash flow from investment activity	**300**	**0**	**298923**	**0**	**47008**
III. Cash flow resulted from financial activity					
Receipt of equity	310	0	X	0	X
Received loans	320	416596	X	139415	X
Other receipts	330	0	X	0	X
Repayment of loans	340	X	419199	X	139291
Paid dividends	350	X	8	X	6153
Other payments	360	X	0	X	0
Net cash flow before extraordinary events	370	0	2611	0	6029
Cash flow from extraordinary events	380	0	0	0	0
Net cash flow from financial activity	390	0	2611	0	6029
Net cash flow for reporting period	400	0	1414	0	3527
Balance of funds as per the beginning of the year	410	6297	X	9862	X
Influence of exchange rate difference on balance of funds	420	331	227	371	409
Balance of funds as per the end of the year	430	4987	X	6297	X

NOTES:

Cash flows include payments in national currency of Ukraine and the foreign currency, including: US dollars, German marks, EURO, Russian roubles.

Non-cash operations of the financial activity: no operations

Non-cash operations of the investment activity: operations on purchase of fixed assets, payments for which have been carried out by way of the debts offsetting for the delivered products.

In compliance with the Regulation (Standard) of accounting 1 "General requirements to the financial reporting" approved by Order of the Ministry of Finance of Ukraine dated March 31, 1999 No. 87, item 11 "in lines of financial report form, which have no figures, put a dash sign". At compiling the financial form "Report on own capital" with the assistance of "AFR-VAT" is requirement is not envisaged. Thus, in lines of financial report form, which have no figures, "0" should be put.

Director ____________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief Accountant ____________________ (Signature) Irina Vladimirovna Sokolova

Seal

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2004	01	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**

REPORT ABOUT OWN CAPITAL THROUGH 2003 year

Form №4 Code by DKUD 1801003

Item	Code	Authorized capital	Share capital	Additional invested capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as per the beginning of the year	010	13471	0	37181	477775	19086	336188	0	0	883701
Adjustment: Changing of accounting policy	020	0	0	0	0	0	0	0	0	0
Correction of errors	030	0	0	0	0	0	(11945)	0	0	(11945)
Other changes	040	0	0	0	(534)	0	0	0	0	(534)
Adjusted balance as per the beginning of year	**050**	**13471**	**0**	**37181**	**477241**	**19086**	**324243**	**0**	**0**	**871222**
Reevaluation of assets: After-evaluation of fixed assets	060	0	0	0	0	0	0	0	0	0
Marking down of fixed assets	070	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
After-evaluation of construction in progress	080	0	0	0	0	0	0	0	0	0
Marking down of construction in progress	090	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)

1	2	3	4	5	6	7	8	9	10	11
After-evaluation of intangible assets	100	0	0	0	0	0	0	0	0	0
Marking down of intangible assets	110	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Housing stock wear and tear	120	0	0	0	(1496)	0	0	0	0	(1496)
Net profit (loss) for reporting period	130	0	0	0	0	0	18159	0	0	18159
Profit distribution: Payments to holders (dividends)	140	0	0	0	0	0	0	0	0	0
Transfer of profit to authorized capital	150	0	0	0	0	0	0	0	0	0
Deductions to reserve capital	160	0	0	0	0	0	0	0	0	0
Replenishment of own circulating assets	170	0	0	0	0	0	0	0	0	0
Partners contributions: Contributions to capital	180	0	0	0	0	0	0	0	0	0
Repayment of indebtedness on capital	190	0	0	0	0	0	0	0	0	0
	200	0	0	0	0	0	0	0	0	0
Withdrawn of capital: Redemption of shares	210	0	0	0	0	0	0	0	0	0
Reselling of redeemed shares	220	0	0	0	0	0	0	0	0	0
Annulment of redeemed shares	230	0	0	0	0	0	0	0	0	0
Withdrawn of share in capital	240	0	0	0	0	0	0	0	0	0
Decrease in nominal share value	250	0	0	0	0	0	0	0	0	0
Other changes in capital: Un-reimbursed losses writing-off	260	0	0	0	0	0	0	0	0	0
Assets obtained free of charge	270	0	0	0	38	0	0	0	0	38
Withdrawal of housing stock	280	0	0	0	1556	0	0	0	0	1556
Total changes in capital	290	0	0	0	98	0	18159	0	0	18257
Balance as per the end of the period	300	13471	0	37181	477339	19086	342402	0	0	889470

NOTES:

1. During the accounting period, there were no additional issue of the company's shares.
2. Shares in the structure of the Authorized Capital by types and categories:
2.1 Number of issued shares is equal to 53 885 000 (fifty three million eight hundred eighty five thousand) of fully paid registered shares for the price not less than the par value.

2.2 Nominal value of one share – 0.25 hrivnas
2.3 For accounting period, there were no changes in the number of shares.
2.4. Shareholders of the Company have the right:

- To participate in the Company's management according to the procedure envisaged by the Statute;
- To participate in distribution of the company's profit and to receive its part (dividends). The right to receive part of the profit (dividends) is proportional to the part of each participants of the company who are shareholders of the company at the beginning the annual payments of dividends;
- To receive all information on their accounts status, as well as information on the Company's activity. By request of any shareholder, the Company is obliged to provide him with the annual balance sheet, Company's reports on its activity, minutes of the meetings;
- To leave the Company by fulfilling the procedure established in the Company
- To receive a part of the Company's property value in case of its liquidation in proportion to the nominal of the company's shares belonging to them;
- To sell, present, exchange, mortgage, inherit, issue the will for all or part of the shares belong to them.
- To be entitled to purchase shares of next issues;
- To sigh their shares to trust property (including the right to vote) to any person;
- To perform any other actions that do not contradict the legislation.

2.5. There are no shares which belong to the enterprise, its subsidiaries and associated enterprises.
2.6. Founders of the company are the State represented by the Fund of the State Property of Ukraine and organizations of leasers of the Nizhnedneprovsk tube rolling plant named after Karl Libknecht registered by the Order of the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies dated December 30, 1992 No. 1205-p.

As on January 1, 2004, there are no registered shares of the company owned by the Fund of the State Property of Ukraine; the labour collective owns 3 968 587 (three million nine hundred and sixty eight thousand five hundred and eighty seven) registered shares which make 7.36 of the Authorized Capital.

2.7. As on January 1, 2004, the Executive Board of the Company owns 2 090 733 (two million ninety thousand seven hundred and thirty three) shares.
Owners of the shares the part of which in the Authorized Capital exceeds 5 % are as follows:

- "ALLIED STEE HOLDING B.V.";
- "ROSEN ASSET MANAGEMENT S.A.";
- "BLUMBERG INDUSTRIES LLC";
- Company with limited liability, firm "Kuvera".

3. There are no shares in reserve for subscription according to options and other contracts.
4. Taking into account the fact that there are no preference shares, no dividends have been paid to such shares.
5. There are no dividends, which have been included (or not included) into the structure of obligations, if envisaged, but not formally approved in accounting period.

In compliance with the Regulation (Standard) of accounting 1 "General requirements to the financial reporting" approved by Order of the Ministry of Finance of Ukraine dated March 31, 1999 No. 87, item 11 "in lines of financial report form, which have no figures, put a dash sign". At compiling the financial form "Report on own capital" with the assistance of "AFR-VAT" is requirement is not envisaged. Thus, in lines of financial report form, which have no figures, "0" should be put.

Director ____________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief Accountant ____________________ (Signature) Irina Vladimirovna Sokolova

Seal

Approved by the Order
Of the Ministry of Finance of Ukraine
Dated November 29, 2000 No.302

	CODES		
Data (year, month, day)	2004	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Number of employees **9892**
Unit of measurement: **th.grn.**

NOTES TO THE ANNUAL FINANCIAL REPORT
2003 year

Form №5 Code by DKUD 1801003

I. Intangible assets

Groups of intangible assets	Code of line	Balance as per the beginning of the year		Received during a year	Reevaluation (after-valuation+, marking down-)		Withdrawn within year		Charged depreciation per year	Losses from decrease in efficiency per year	Other changes for the year		Balance as per the end of the year	
		Initial (reevaluated value)	Wear and tear		Initial (reevaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear			Initial (reevaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Rights to use natural resources	010	0	0	0	0	0	0	0	0	0	0	0	0	0
Rights of property use	020	25	0	0	0	0	0	0	0	0	0	0	25	0
Rights of trademarks and services	030	0	0	0	0	0	0	0	0	0	0	0	0	0
Rights of objects of industrial property	040	0	0	0	0	0	0	0	0	0	0	0	0	0
Author's and related rights	050	0	0	0	0	0	0	0	0	0	0	0	0	0
Goodwill	060	0	0	0	0	0	0	0	0	0	0	0	0	0
Other intangible assets	070	253	223	55	0	0	0	0	6	0	0	0	308	229

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Total	080	278	223	55	0	0	0	0	8	0	0	0	333	231

Of line 080 column 14	value of intangible assets for which limitation of ownership exists	(081)	0
	value of intangible assets pledged	(082)	0
	value of intangible assets formed by the enterprise	(083)	0
Of line 080 column 5	value of intangible assets received on account of target allocations	(084)	0

II. Fixed assets

Groups of fixed assets	Code of line	Balance at the beginning of year		Recei-ved within year	Reevaluation (after-valuation +, marking down-)		Withdrawn within year		Charged deprecia-tion per year	Losses from decrease in effi-ciency per year	Other changes for the year		Balance at end of year		Including			
		Initial (reesti-mated) value	Wear and tear		Initial (reeva-luated) value	Wear and tear	Initial (reeva-luated) value	Wear and tear			Initial (reeva-luated) value	Wear and tear	Initial (reeva-luated) value	Wear and tear	Received by finan-cial leasing	Granted on operative lease	Initial (reeva-luated) value	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land lots	100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital expenses on land improvement	110	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Buildings and struc-tures	120	481820	248998	3109	0	0	16	16	11451	0	0	0	484913	260433	0	0	3812	1483
Machines and equipment	130	591665	438106	49435	0	0	1020	782	23328	0	0	0	640080	460652	0	0	2215	1574
Vehicles	140	21911	15516	9	0	0	2039	1729	1126	0	0	0	19881	14913	0	0	247	212
Tools, devices, stock (furniture).	150	16384	7813	413	0	0	78	67	1350	0	0	0	16719	9096	0	0	0	0
Working and pro-ductive cattle	160	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Trees	170	654	269	0	0	0	0	0	54	0	0	0	654	323	0	0		
Other fix assets	180	33464	15639	576	0	0	947	657	2112	0	0	0	33093	7094	0	0	5	2
Library funds	190	11	0	0	0	0	6	0	0	0	0	0	5	0	0	0	0	0
Low-cost noncurrent material assets	200	344	105	301	0	0	8	3	155	0	0	0	637	257	0	0	0	0
Temporary (non-title) structures	210	0	0	0	0	0		0	0	0	0	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Natural resources	220	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Inventory containers	230	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Items to let	240	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other non-current material assets	250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total	260	1146253	726446	53843	0	0	4114	3254	39576	0	0	0	1195982	762768	0	0	6279	3271

From line 260 column 14	cost of fix assets concerning which there are limitations of the property right stipulated by the current legislation	(261)	0
	cost of fix assets in lien	(262)	119604
	residual cost of fix assets, which are temporarily not used (preservation, reconstruction, etc.)	(263)	0
	residual cost of the fix assets withdrawn from operation for sale	(264)	0
	initial (re-assessed) cost of fully amortized fix assets	(265)	9631
From line 260 column 5	cost of fix assets bought at the expense of target financing	(266)	7280
Cost of fix assets, which were taken	in the operational lease	(267)	64
From line 260 column 15	fixed assets in respect to which there are certain limit to property rights	(268)	0

III. Capital Investments

Name of the index	Code of line	For the year	As per the end of the year
1	2	3	4
Capital construction	280	2491	1500
Purchase (manufacturing) of fix assets	290	29991	20057
Purchase (manufacturing) of other non-current material	300	0	0
Purchase (creation) of intangible assets	310	0	0
Formation of the main herd	320	0	0
Other	330	0	0
Total	**340**	**32482**	**21557**

IV. Financial investments

Description of the item	Line code	For the year	By the end of the year	
			Long-term	Current
1	2	3	4	5
A. Financial investments by the method of capital participation in:				
Associated enterprises	350	215215	257142	0
Affiliated enterprises	360	0	0	0
Joint Ventures	370	0	0	0
B. Other financial investments into:		0	0	0
Parts and shares of the Authorized capital of other enterprises	380	0	0	0
Shares	390	0	0	0
Bonds	400	0	0	0
Other	410	50000	70720	0
Total (section A + section B)	**420**	**265215**	**327862**	0

From line 045 column 4 of the Balance sheet	Other long-term financial investments are given		
	by the cost price	(421)	70720
	by the fair cost	(422)	0
	by the amortized cost price	(423)	0
From line 220 column 4 of the Balance sheet	Current financial investments are given:		
	by the cost price	(424)	0
	by the fair cost	(425)	0
	by the amortized cost price	(426)	0

V. Income and expenses

Description of the item	Line code	Income	Expenses
1	2	3	4
A. Other operational income and expenses			
Operational lease of assets	**440**	547	0
Operational exchange difference	**450**	6076	1779
Sale of other current assets	**460**	16035	13411
Fines, penalty and forfeit	**470**	15	229
Maintenance of objects of housing-and-municipal and welfare purpose	**480**	0	2493
Other operational income and expenses	**490**	60047	67922
Including: doubtful debts	**491**	X	0
Non-productive costs and expenses	**492**	X	0
B. Income and expenses from capital participation in investments in:			
Associated enterprises	**500**	0	0
Affiliated enterprises	**510**	0	0
Joint Ventures	**520**	0	0
C. Other financial income and expenses			
Dividends	**530**	0	X
Interests	**540**	X	2670
Financial leasing of assets	**550**	21	0
Other financial income and expenses	**560**	860	0
D. Other income and expenses			
Sale of financial investments	**570**	0	0
Sale of non-current assets	**580**	0	604
Sale of property complexes	**590**	0	0
Non-operational exchange difference	**600**	0	0
Free received assets	**610**	26	X
Writing off of non-current assets	**620**	X	432
Other income and expenses	**630**	3151	2458

Goods exchange (barter) operations with products (goods, work, services)	(631)	0
Part of the income from sale of products (goods, work, services) by goods exchange (barter) contracts with the connected parties	(632)	0 %

VI. Money resources

Description of the item	Line code	By the end of the year
1	2	3
Cash	640	48
Current account of the bank	650	428
Other accounts in the bank (letters of credit, cheque-	660	102
Money resources	670	55
Equivalents of money resources	680	4354
Total	690	4987

From line 070 column 4 of the Balances Sheet	Money resources the use which is limited	(691)	0

VII. Funds

Kinds of funds	Line code	Balance of funds at the beginning of the year	Increase in funds		Amount of fund used during the year	Unused amount of the fund reserved from the current year	Amount of the expected use of expenses by the other party that was calculated during assessment of the fund	Balance of the fund by the end of the year
			Creation of the fund	Additional deductions				
1	2	3	4	5	6	7	8	9
Funds for employees' vacation payments	710	1467	4264	0	0	0	0	5731
Funds of the future expenses on additional funding of pensions	720	0	0	0	0	0	0	0
Funds of the future expenses on guarantee obligations	730	0	0	0	0	0	0	0
Funds of the future expenses on re-structuring	740	0	0	0	0	0	0	0
Funds of the future expenses on obligations related to burdening contracts	750	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9
Long-service bonus	**760**	6534	5337	0	6534	0	0	5337
Medical security fund	**770**	0	0	0	0	0	0	0
Reserve of doubtful debts	**775**	0	0	0	0	0	0	0
Total	**780**	8001	9601	0	6534	0	0	11068

VIII. Stocks

Description of the item	Line code	Balance cost by the end of the year	Re-assessment for the year	
			Increase in sale net cost *	Discount
1	**2**	**3**	**4**	**5**
Raw materials and materials	**800**	73372	0	640
Purchasing of semi-finished items and completing items	**810**	0	0	0
Fuel	**820**	3492	0	0
Containers and tare materials	**830**	1880	0	0
Building materials	**840**	0	0	0
Spare parts	**850**	26072	0	59
Materials for agricultural purposes	**860**	0	0	0
Cattle breeding	**870**	0	0	0
Low-value and replaceable objects	**880**	24300	0	0
Incomplete construction	**890**	49036	0	0
Finish products	**900**	32938	0	0
Goods	**910**	4807	0	328
Total	**920**	215897	0	1027

* determined according to item 28 of Provisions (Standard) on book keeping 9 "Stocks".

From line 920 column 3 Book value of stocks:		
Shown by the sale net cost	(921)	0
Transferred to processing	(922)	0
Made out in lien	(923)	0
Transferred to commission	(924)	0
Assets for responsible trust - account 02	(925)	0

IX. Accounts receivable

Name of the index	Code of line	Total, as per the end of the year	Incl. Terms of non-repayment		
			Up to 3 months	From 3 till 6 months	From 6 till 12 months
1	2	3	4	5	6
Account receivables for goods, work and services	**940**	258245	256880	276	238
Other current account receivables	**950**	3037	1030	329	354

Written off for the accounting year as hopeless account receivables	(951)	1182
From lines 940 and 950 column 3 account receivable with related to parties	(952)	245901

X. Shortage and losses from values damage

Name of the index	Code of line	Amount
1	2	3
Revealed (written off) shortages and losses	**960**	0
Recognized as debt of persons in fault in the reporting period	**970**	0
Amount of shortage and losses by which final decision towards persons in fault has not been made at the end of the year (off0balance account 072)	**980**	0

XI. Construction contracts

Description of the item	Line code	Amount
1	2	3
Income received under construction contracts for the accounting period	**1110**	0
Indebtedness by the end of the year	**1120**	0
Clients' debts	**1130**	0
Debts to clients	**1140**	0
Amount of delayed receipts by the end of the year	**1150**	0
Cost of works performed by the subcontractors under the construction contracts there is be implemented	**1160**	0

XII. Profit tax

Description of the item	Line code	Amount
1	2	3
Current profit tax	1210	15016
Delayed tax assets: at the beginning of the year	1220	31568
by the end of the year	1225	31998
Delayed tax liabilities: at the beginning of the year	1230	0
by the end of the year	1235	0
Included into the Report on financial activity – total	1240	15016
Including: current profit tax	1241	15016
Reduction (increase) of delayed tax assets	1242	0
Reduction (increase) of delayed tax liabilities	1243	0
Shown as part of own capital – total	1250	0
Including: current profit tax	1251	0
Reduction (increase) of delayed tax assets	1252	0
Reduction (increase) of delayed tax liabilities	1253	0

XIII. Use of depreciation deductions

Description of the item	Line code	Amount
1	2	3
Calculated for the accounting period	1300	39584
Used for the year – total	1310	0
Including: for construction of buildings	1311	0
Purchase (manufacture) and disposal of fixed assets	1312	0
Including machines and equipment	1313	0
Purchase (manufacture) of intangible assets	1314	0
Redemption of loans used for capital investments	1315	0
	1316	0
	1317	0

Director	____________________ (Signature)	Esaulov Gennadiy Alexandrovich
Chief Accountant	____________________ (Signature)	Irina Vladimirovna Sokolova

Seal

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 27.12.94, Decision No. 23
Valid by the Decision of the
Auditing Chamber of Ukraine
No. 128 dated 30.10.2003. (Signature, seal) V.V. Zinkevich

STATE STATISTIC REPORT

CODES										
Forms of documents according to the DCUD	Organization-owner – identification code according to the EDRPOU	Territory according to the SPATO	Industry according to the ZKGNG	Kind of economic activity according to the KVED	Pattern of ownership according to the KFV	Legal forms of economic activity according to the KOPFG	Ministry, department, association, company according to the SPODU	Superior entity – identification code according to the EDRPOU		Check amount
1	2	3	4	5	6	7	8	9	10	11
	05393116	1210137200	12140	27.22.0	20		6024			

Department (state department), MDO, concern, association

Open joint-stock companies, created on the state enterprises base

Organization

"Nizhnedneprovsky tube-rolling plant" Open Joint-Stock Company

Address

49084, Dnipropetrovsk, 621, Stoletova str.

Form of property

COLLECTIVE PROPERTY

Form of activities

PRODUCTION OF PIPES

Form №2-Б urgent (quarter, annual)
Approved by Order of Statistics Department of Ukraine №190 of 29.07.97

Present this form all of associations, enterprises, banks, insurance and other organizations to the statistics organ by location place (excluding institution supported at account of budget). Quarter form should be presented no later of number 21 after quarter under review. Annual form – no later February 21.

REPORT
ABOUT SECURITIES ISSUE/REALIZATION/CIRCULATION THROUGH JANUARY-DECEMBER, 2003

Section I. Issue and distribution of securities by the emitter

	Line code	Available at the beginning of the year	Issued during the accounting period	Total available at the beginning of the year and issued during the accounting period	Disrtibuted at the beginning of the year			
					Total	Including		
						Legal entities	Persons	Investors from other countries
A	Б	1	2	3	4	5	6	7
Total	010	25766	187175	212941	25766	15111	4696	5959
including:								
Shares	020	13471	0	13471	13471	2816	4696	5959
Including:: - ordinary	021	13471	0	13471	13471	2816	4696	5959
- preference	022	0	0	0	0	0	0	0

А	Б	1	2	3	4	5	6	7
Bonds	030	0	0	0	0	0	0	0
Including: republican bonds	031	0	0	0	0	0	0	0
- interprise bonds	032	0	0	0	0	0	0	0
Treasury bonds	040	0	0	0	0	0	0	0
Saving certificates (deposit)	050	0	0	0	0	0	0	0
Bills	060	12295	187175	199470	12295	12295	0	0
Other securities	070	0	0	0	0	0	0	0
Authorised fund at the beginning of the year	080	13471	X	X	X	X	X	X
By the end of the accounting	090	13471	X	X	X	X	X	X

	Line code	First placed during the accounting period				Total placed			
		total	including:			total	including:		
			Legal entities	Persons	Investors from other countries		Legal entities	Persons	Investors from other countries
А	Б	8	9	10	11	12	13	14	15
Total	010	187175	187175	0	0	212941	202286	4696	5959
Shares	020	0	0	0	0	13471	2816	4696	5959
Including:: - ordinary	021	0	0	0	0	13471	2816	4696	5959
- preference	022	0	0	0	0	0	0	0	0
Bonds	030	0	0	0	0	0	0	0	0
Including: republican bonds	031	0	0	0	0	0	0	0	0
- interprise bonds	032	0	0	0	0	0	0	0	0
Treasury bonds	040	0	0	0	0	0	0	0	0
Saving certificates (deposit)	050	0	0	0	0	0	0	0	0
Bills	060	187175	187175	0	0	199470	199470	0	0
Other securities	070	0	0	0	0	0	0	0	0

Section П. Turnover of securities

		Securities of the emitter								
		Total from at the beginning of the year and issued during the accounting period	розміщено в цілому		Purchased for the accounting period	Resold for the accounting period		Paid off for the accounting period	Balance of unsold securities by the end of the accounting period	Dividends and interests paid in the accounting period
			Total	Including for the privatised accounts		Total	Including for the privatised accounts			
A	Б	1	2	3	4	5	6	7	8	9
Total	100	212941	212941	702	160585	0	0	160585	0	8
Including: Shares	110	13471	13471	702	0	0	0	0	0	8
Including:: - ordinary	111	13471	13471	702	0	0	0	0	0	8
- preference	112	0	0	0	0	0	0	0	0	0
Bonds	120	0	0	0	0	0	0	0	0	0
Including: republican bonds	121	0	0	0	0	0	0	0	0	0
- interprise bonds	122	0	0	0	0	0	0	0	0	0
Treasury bonds	130	0	0	0	0	0	0	0	0	0
Saving certificates (de-	140	0	0	0	0	0	0	0	0	0
Bills	150	199470	199470	0	160585	0	0	160585	X	0
Other securities	160	0	0	0	0	0	0	0	0	0

		Securities of the other emitters					
		Balance at the beginning of the year	Purchased for the accounting period		Sold for the accounting period	Balance at the end of the year	Dividends and interests paid in the accounting period
			Total	Including for the privatised accounts			
A	Б	10	11	12	13	14	15
Total	100	38301	9865	0	0	48166	0
Including: Shares	110	590	9865	0	0	10455	0
Including:: - ordinary	111	590	9865	0	0	10455	0
- preference	112	0	0	0	0	0	0
Bonds	120	0	0	0	0	0	0
Including: republican bonds	121	0	0	0	0	0	0
- interprise bonds	122	0	0	0	0	0	0
Treasury bonds	130	0	0	0	0	0	0

A	Б	10	11	12	13	14	15
Saving certificates (deposit)	140	0	0	0	0	0	0
Bills	150	0	0	0	0	0	0
Other securities	160	37711	0	0	0	37711	0

Section III. Volumes of mutual investments in the form of securities

	Code of line	Securities of resident-emitter in nonresidents				
		Remainder in nonresidents on the year beginning	Bought by nonresidents through period under review	Ransomed from nonresidents by resident-emitter through period under review	Remainder in nonresidents on the end of period under review	Dividends, percentage paid to nonresidents for period under review
A	B	1	2	3	4	5
Total	170	5959	0	0	5959	0
including: Stocks	180	5959	0	0	5959	0
Bonds	190	0	0	0	0	0
Treasury obligatory	200	0	0	0	0	0
Saving certificates (deposit)	210	0	0	0	0	0
Bill of exchange	220	0	0	0	0	0
	230	0	0	0	0	0
	240	0	0	0	0	0
Total	170	0	0	0	0	0
including: Stocks	180	0	0	0	0	0
Bonds	190	0	0	0	0	0
Treasury obligatory	200	0	0	0	0	0
Saving certificates (deposit)	210	0	0	0	0	0
Bill of exchange	220	0	0	0	0	0
	230	0	0	0	0	0
	240	0	0	0	0	0

Juniary 01, 2004 Director ____________ (Signature) Esaulov Gennadiy Alexandrovich

Kulikova Tamara Sergeevna (executor) 35-96-88 (phone) Chief Accountant ____________ (signature) Irina Vladimirovna Sokolova

Seal

MINUTES No.9

Of the general Meeting of shareholders of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant"

Dnepropetrovsk March 26, 2004

The Chairman of the Board of Directors - the Director General of the plant, Gennady Aleksandrovich Esaulov greets the shareholders present in the assembly hall and their representatives.

The Chairman of the Board of Directors informs that registration of all shareholder present at the Meeting and their representatives has been carried out by the Registrar of the Company – the Company with limited liability "Alpha – Invest".

The floor to read the minutes of the registration results of the shareholders present at the Meeting is granted to the representative of the Registrar, Larissa Nikolaevna Kljuchnik:

According to the Statute of the Open Joint-Share Company "Nizhnedneprovsky tube-rolling plant" the total number of votes is equal to 53 885 000.

For participation in general Meeting shareholders with the right to vote 82 persons has been registered (shareholders and their representatives) representing 47 497 572 votes that constitute 88.15 % from total number of votes.

According to the minute, there is a quorum for holding a valid general Meeting of shareholders.

The chairman of Board informs shareholders that **the Meeting is declared open.**

By the proposal of the Chairman of the Board of Directors the counting board consisting of the following persons is suggested for approval: Bezbah V.J., Bezbah Ju.A., Gorbulin A.V., Grupp Ya.V., Gubarenko S.V., Dragan T.V., Zhuk O.V., Kucherenko O.V., Lysenko E.V., Marchenko V.P., Molotkova A.O., Nedashkovskaya L.I., Okhmat O.P., Rudchik S.M., Sklyar G.V., Slobodyan V.V., Sossik R.A., Spiridonov I.V., Staroverova L.G., Taqrasyuk T.N., Troyan I.I., Chernookaya M.I., Chechelnitskiy A.N.

The Chairman of the Board of Directors informs that prior to election of the counting board counting of the votes participating in voting on issues suggested for consideration of the general Meeting of shareholders has been carried out by the Registrar. It is offered to vote on the issue of approval of the whole list of the offered membership of the Counting Board. There were no other suggestion as to the procedure of voting. The Registrar is told to start counting of votes on the issue of the approval of the suggested membership of the Counting Board.

Votes have been cast.

For announcement of the voting results the floor has been given the representative of the Registrar - Larissa Nikolaevna Kljuchnik.

It has been decided:

To affirm the suggested membership of the Counting Board:

Bezbah V.J., Bezbah Ju.A., Gorbulin A.V., Grupp Ya.V., Gubarenko S.V., Dragan T.V., Zhuk O.V., Kucherenko O.V., Lysenko E.V., Marchenko V.P., Molotkova A.O., Nedashkovskaya L.I., Okhmat O.P., Rudchik S.M., Sklyar G.V., Slobodyan V.V., Sossik R.A., Spiridonov I.V., Staroverova L.G., Taqrasyuk T.N., Troyan I.I., Chernookaya M.I., Chechelnitskiy A.N.

Results of voting according to the Minutes counted by the Registrar:

Yea	-	45 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision is accepted the majority of votes.

The floor is given to the member of the Counting Board, Marchenko V.P. for announcement of Minute No.1 of the Meeting of the Counting Board of the general Meeting of shareholders OJSC "NTZ" dated March 26, 2004.

Marchenko V.P.: According to Minute No.1 of the Meeting of the Counting Board of the general Meeting of shareholders of the Open Joint-Stock Company "NTZ" dated June 19, 2002.

It has been decided:
To elect Vladimir Porfiryevich Marchenko as Chairman of the Counting Board.
To elect Lyudmila Ivanovna Nedashkovskaya as Secretary of the Counting Board.

The Chairman of the Board of Directors, Director General, proposes the elected Counting Board to start it work of counting of votes cast for the next issues suggested for consideration of the general Meeting of shareholders.

The Chairman of the Board of Directors, Director General, proposes to elect Sojatov Vladimir Segreevich as Chairman of the General Meeting Of Shareholders. There were no other propositions. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:
To elect Sojatov Vladimir Segreevich as Chairman of Meeting.

Results of voting according to Minute No.2 of the Meeting of the Counting Board:

Yea	-	47 266 741	votes	99.51	%
Nay	-	none			
Abstainers	-	29 195	votes	0.06	%
Have not taken part in voting	-	201 636	votes	0.43	%

The decision has been accepted by majority of votes.

Sojatov V.S. has begun executing his duties of the Chairman of the Meeting.

By the proposal of the Chairman of the Meeting, Sojatov V.S, the issue on elections of the Secretary of the Meeting and the Secretariat is put to voting. The Chairman of the Meeting, Sojatova V.S, proposes to elect Tertychko V.D. as Secretary of the Meeting and the following persons that has been suggested by Organizing Committee as members of the Secretariat: Karpenko M.V., Khomenko L.B., Miroshnichenko I.E., Kutniy I.A., Palenko P.P. There were no other propositions as to the candidatures of the Secretary of the Meeting and the Secretariat. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:
To elect Tertychko Victor Dmitrievich as Secretary of Meeting and the suggested structure of the Secretary: Karpenko M.V., Khomenko L.B., Miroshnichenko I.E., Kutniy I.A., Palenko P.P.

Results of voting according to the minutes No. 3 Meetings of the Counting Board:

Yea	-	47 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been accepted by majority of votes.

The Chairman of the Meeting, Sojatov V.S. proposed the elected Secretary of the Meeting and the Secretariat to occupy their seats and to begin execution of their duties.

By suggestion of the Chairman of the Meeting, the Editorial Committee composed of the shareholder Skosareva L.P., shareholder Bondarenko L.G., representative of the shareholder of the Company with limited liability "ABiKO", Parusnikova V.B. suggested by the Organizing Committee is submitted for approval of the Meeting.

There were no other proposals as to the members of the Editorial Committee. The issue is put to vote. The Counting Board has been suggested to count the votes.

It has been decided:
To elect the following members of the Editorial Committee:
Skosarevoj L. P., Bondarenko L.G., Parusnikova V.B.

Results of voting according to the minutes No. 4 of the Meetings of the Counting Board:

Yea	-	47 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been accepted by majority of votes.

The Chairman of the Meeting proposes the following agenda for consideration and the time limits:

1. Approval of the report of the Company's Board of Directors on business results in 2003 and approval of the main directions of the Company's business in 2004 (reporter: Chairman of the Board of Directors - Director General, Esaulov G.A.) - 20 minutes.

2. Approval of the report and conclusions of the Auditing Committee of the Company on the results of checks of the financial and economic activity of the Company in 2003 (reporter: Chairman of the Auditing Committee, Melikidze A.A.) - 10 minutes.

3. Approval of the annual results of the financial and economic activity of the Company in 2003, procedure of profit distribution. Approval of the terms and procedure of profit distribution (reporter - Nakhod A.I) - 15 minutes.

4. Approval of the main indices of the financial and economic activity of the Company for 004 (reporter - Nakhod A.I) - 10 minutes.

5. On alienation and operations with property of the OJSC "NTZ" (reporter – Sebina E.P.) - 15 minutes.

6. On the OJSC "NTZ" participation in Associations of enterprises and contributions into the Authorized Capital (reporter – Krikun G.T.) - 10 minutes.

7. On the OJSC "NTZ" participation in charity organizations (reporter – Pochkay M.V.) - 7 minutes;

8. On introduction of changes to the Statute of the Company (reporter – Skosareva L.P.) - 20 minutes;

9. Recall and election of members of the Supervisory Council, candidates in members of the Supervisory Council (the reporter - Parusnikova V.B.) – up to 5 minutes;

10. Recall and election of the members of the Board of the Company (reporter Akhremenko V.A.) – up to 5 minutes.

11. Recall and election of the members of the Auditing Committee, Candidates to members of the Auditing Committee (reporter - Melikidze A.A) – up to 5 minutes.

12. On approval of decisions made by the Supervisory Council (the reporter - Parusnikova V.B.) – up to 7 minutes;

13. On the OJSC "NTZ" participation in establishment of a company (reporter – Skosareva L.P.) - 10 minutes.

Discussant – up to 3 minutes

For rational use of time and impartial assessment of the Company it is suggested to consider issues of the agenda in the following sequence:

- At the beginning, first two issues of the agenda, then discussion and voting;
- Simultaneously the third and fourth issues of the agenda, and then discussion and voting.

The Meeting should be held without any breaks

To save time it is suggested to submit questions to the reporters and proposals to the Secretariat in writing.

The Board of Directors shall prepare answers to the received questions in writing.

There were no other proposals as to the procedure, sequence of the agenda consideration and time-limits of the Meeting.

The Chairman's proposals on the procedure, sequence of the agenda consideration and time-limits of the Meeting are put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To approve the suggested procedure, sequence of the agenda and the time limits for the General Meeting of the OJSC "NTZ"'s shareholders.

Results of voting according to the minutes No. 5 of the Meeting of the Counting Board:

Yea	-	47 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been accepted by majority of votes.

Adoption of decisions on points of order is completed, the Meeting proceeded considering of the agenda.

I. First two issues of the agenda:

LISTENED:

The report of the Chairman of the Board of Directors - Director General, Esaulov A.I. on the business results of the Board of Directors of the Company in 2003 and on the main directions of the Company's business in 2003.

(Report is attached).

The report of the Chairman of the Auditing Committee, Melikidze A.A. on the work and conclusions of the Auditing Committee concerning the inspection results of the financial and economic business in 2003.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat. The Chairman of the Meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes

IT HAS BEEN DECIDED (the first issue of the agenda):

1. To approve the report of the Board of Directors of the Company on the results of the Company's business in 2003.
2. To approve the main directions of the Company's business in 2004.

Results of voting according to the minutes No. 6 of the Meeting of the Counting Board:

Yea	-	47 289 703	votes	99.56	%
Nay	-	5 170	votes	0.01	%
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been by majority of votes.

IT HAS BEEN DECIDED (the second issue of the agenda):

To approve the report and conclusions of the Auditing Committee of the Company by the results of checks of financial and economic activity of the Company in 2003.

Results of voting according to the minutes No. 7 of the Meetings of the Counting Board:

Yea	-	47 289 703	votes	99.56	%
Nay	-	5 157	votes	0.01	%
Abstainers	-	13	votes		
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been by majority of votes.

II. The third and fourth issues of the agenda:

LISTENED:

The report of the Deputy Director of finance and economy Nakhod A.I.:

- On annual results of the financial and economic activity of the Company in 2003, on procedure of profit distribution ;
- On the main indices of the financial and economic business of the Company in 2004.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat. The Chairman of the Meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED (the third issue of the agenda):

1. To approve the annual results of financial and economic business of the Company in 2003.
2. To approve the suggested procedure of profit distribution, including:

- to establish the Reserve Fund in the amount of - 907.9 thousand hrivnas;
- to establish the Participants Payment Fund (dividends) in the amount - 3 000.0 thousand hrivnas;
- to allocate the fund to development of production facilities - 14 251.1 thousand hrivnas;

3. To approve the following amount, terms and procedure of dividends payment:

3.1. To pay dividends by the results of the Company's financial and economic activity in 2003.

3.2. To approve dividends per one share in the amount of 5.56 kopecks.

3.3. To approve the term for dividends payment from May 24 till December 31, 2004.

3.4. Dividends shall be paid as follows:

3.4.1. Shareholders – legal entities – by cashless settlement to the settlement account number given in the Register.

3.4.2. Nominal holders - by cashless settlement to the payment account of the nominal holder (depositary) for subsequent transfer to the money accounts of the holder of securities or to settlement accounts provided by the holder (depository).

3.4.3. Shareholders – individuals – according to the instructions given in the Register, namely:

- Through the plant's cashier's office;
- Through the cashier's office of the CB "Credit-Dnepr";
- By postal (money) order to the shareholder's address;
- By transfer to current account with the bank.

3.4.4. Shareholders – non-residents of Ukraine – by transfer to the currency account in US dollars by the exchange rate set by the National Bank of Ukraine as of the date of money transfer.

3.5. Information on the terms and procedure of dividends payment shall be published in the newspapers "Business Ukraine", "The Evening Dnieper" and "Pridneprovsky Metallurgist" within 30 days from the date of decision approval.

Results of voting according to the minutes No. 8 of the Meeting of the Counting Board:

Yea	-	47 294 860	votes	99.57	%
Nay	-	none			
Abstainers	-	13	votes		
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been by majority of votes.

<u>IT HAS BEEN DECIDED (the fourth issue of the agenda):</u>

1. To approve the main indices of the financial and economic activity of the Company (planned budget) in 2003:
   - Net income (receipts) from sale of products - 1 889 million hrivnas;
   - Production price of sales - 1 650 million hrivnas;
   - Net profit not less than - 30 million hrivnas.

Results of voting according to the minutes No. 9 of the Meeting of the Counting Board:

Yea	-	47 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been by majority of votes.

III. The fifth issue of the agenda:

<u>LISTENED:</u>

The report of the Director of Center of Social Development, E.P. Sebina on alienation and operations with the property of the OJSC "NTZ".

The reporter has offered the draft of the decision on the this issue:

1. To alienate (sale) of the building and facilities of the pig breeding farm belonging to the OJSC "NTZ" and located in Novomoskovsk for the price not less than 118 thousand hrivnas, VAT excluded.
2. To alienate (sale) of the building of the Kindergarten No.218 located by the address: 8, Reshetilovskaya Street for the price not less than 271 thousand hrivnas, VAT excluded

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat.

The draft of the decision is put to vote. The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 10 of the Meeting of the Counting Board:

Yea	-	44 293 261	votes	99.567	%
Nay	-	1 599	votes	0.003	%
Abstainers	-	13	votes		
Have not taken part in voting	-	202 699	votes	0.43	%

The decision is accepted by the majority of votes.

IV. The sixth issue of the agenda:

<u>LISTENED:</u>

Report of Krikun G.T. on participation of the OJSC "NTZ" in Associations of enterprises and contributions to the Authorized Capital (Fund).

The reporter suggested the draft of decision on this issue:

1. To take part in establishment of the Association, Industrial Metallurgical Consortium "Investment Metallurgical Union" and to make contribution to the Authorized Capital (Fund) of the Association of Enterprises in the amount of 53 300 000 (fifty three million three hundred thousand) hrivnas, which make 10 (ten) percents of the Association's Authorized Capital (Fund).

1.1. To authorize the Supervisory Council to make decisions on any issues related to establishment and business of the Association by forming its Authorized Capital (Fund), decisions on contribution to the Authorized Capital (Fund) of the Association, in particular, decisions on changes (increase or decrease) to contribution to the Authorized Capital (Fund) of the Association, changes to the name of the Association, decisions on investments of the Association's means and investment projects, decisions on acquiring by the Association of corporate rights, on possession, use, disposal, and management of corporate rights, as well as to make decisions on reorganization and liquidation of the Association with subsequent approval of the General Meeting of the Company's Shareholders.

1.2. To authorize the Supervisory Council to assign authorized persons, which will, on the basis of the Power of Attorney signed by the Chairman of the Board – Director General of the Company or his Deputy, represent the Company at general meetings of founders (participants) of the Association and / or ensure the Company's participation in the governing bodies of the Association.

1.3. To entrust the Supervisory Council of the Company with the right to co-ordinate constituent instruments of the Association and the right to introduce, if necessary, changes and additions into such documents.

1.4. To authorize, with the right of reassignment, the Chairman of the Board – Director General, and in case of his absence, his Deputy, to represent the Company's interests at establishment of the Association, to take part in the meetings of the Association's founders (participants), to sign on behalf of the Company, constituent instruments of the Association, and if necessary, changes and additions to constituent instruments, to sign minutes of the Association's founders (participants) meetings and other documents required for establishment, registration and getting appropriate permits, to sign other documents, and to provide letters of attorney required for performance of actions related to participation in meetings of founders (participants) of the Association, as well as to establishment, registration and getting the required permits, and business of the Association.

2. To authorize the Supervisory Council to make decisions on participation of the OJSC "NTZ" in establishment of any other associations of enterprises, to determine to size of the contribution to the Authorized Capital (Fund) of such associations, to make decisions on formation of the Authorized Capital (Fund) of the association, decisions on the contribution to the Authorized Capital (Fund) of the association, in particular, decisions on changes (increase or decrease) to contribution to the Authorized Capital (Fund) of the association, decisions on investments of the Association's means and investment projects, decisions on acquiring by the Association of corporate rights, on possession, use, disposal, and management of corporate rights, any decisions related to the association business, as well as to make decisions on reorganization and liquidation of the association with subsequent approval of the General Meeting of the Company's Shareholders, to make decisions on assignment of authorized persons, which will, on the basis of the Power of Attorney signed by the Chairman of the Board – Director General of the Company or his Deputy, represent the Company at general meetings of founders (participants) of the Association and / or ensure the Company's participation in the governing bodies of the Association, to approve constituent instruments of the association with the right to introduce, if necessary, changes and additions into such documents.

3. In case of acceptance by the OJSC "NTZ" Supervisory Council of the decision on establishment of any Associations of Enterprises, to authorize, with the right of re-assignment, the Chairman of the Board – Director General, and in case of his absence, his Deputy, to sign constituent instruments of the Association, and if necessary, changes and additions to constituent instruments, minutes of the meeting of founders (participants) of the Association, to sign other documents and to provide letters of attorney required for performance of actions related to participation in meetings of founders (participants) of the Association, as well as for establishment, registration and getting the required permits and business of the Association.

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat.
The draft of the decision is put to vote. The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 11 of the Meeting of the Counting Board:

Yea	-	46 569 286	votes	98.05	%
Nay	-	5 656	votes	0.01	%
Abstainers	-	719 918	votes	1.51	%
Have not taken part in voting	-	202 712	votes	0.43	%

The decision is accepted by the majority of votes.

V. The seventh issue of the agenda:

LISTENED:

Report of M.B. Pochekay on participation of the OJSC "NTZ" in charity organizations.

The reporter has suggested the graft of the decision on this issue:

1. The OJSC "NTZ" should become one of the founders of the Membership Charity Organization "Fund of Social Salvation".
2. To entrust the Supervisory Council of the Company with the right to make decisions related to amount and procedure of funds contribution to the Membership Charity Organization "Fund of Social Salvation", as well as to make any other decision related to the Company's participation in the Membership Charity Organization "Fund of Social Salvation".
3. To entrust the Chairman of the Board – Director General, G.A. Esaulov, to address the General Meeting of the Membership Charity Organization "Fund of Social Salvation" with the statement on the Company's decision to become one of its founders, as well as to sign all documents related to the Company's joining the Membership Charity Organization "Fund of Social Salvation" .

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat.
The draft of the decision is put to vote. The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 12 of the Meeting of the Counting Board:

Yea	-	47 287 210	votes	99.56	%
Nay	-	7 663	votes	0.01	%
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision is accepted by the majority of votes.

VI. The eighth issue of the agenda:

LISTENED:

Report of the Head of Legal Department, L.P. Skosareva, on introduction of changes and additions to the Company's Statute.

The reporter has suggested the graft of the decision on this issue (attached):

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat.

The draft of the decision is put to vote. The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 13 of the Meeting of the Counting Board:

Yea	-	47 294 828	votes	99.57	%
Nay	-	none			
Abstainers	-	32	votes		
Have not taken part in voting	-	202 712	votes	0.43	%

The decision is accepted by the majority of votes.

VII. The ninth issue of the agenda:

LISTENED:

Report of the Secretary of the Supervisory Council, V.B. Parusnikova, on recall and election of the members of the Supervisory Council, Candidates to the members of the Supervisory Council.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the Meeting has suggested voting on the list for the recalled members of the Supervisory Council and Candidates to the members of the Supervisory Council, for election of the Candidatures to the members of the Supervisory Council and Candidates to the members of the Supervisory Council – for each candidature separately.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat

The suggested draft of the decision is put to vote.

The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To recall the following shareholders from the structure of the Supervisory Council:

Members of the Supervisory Council:

- Victor Vladimirovich Deliergiev;
- Company "Bridmar Investments Limited" represented by Alexander Alexandrovich Vraneshich;
- Company with limited liability "AbiKO" represented by Victoriay Borisovna Parusnikova.

Candidates to the Members of the Supervisory Council:

- Company with limited liability, investment company "ABiKO" represented by Andrey Nikolaevich Korotkov;
- Company with limited liability, firm "Kuvera" represented by Evgeniy Nikolaevich Kopaev.

Voting has been carried out for the list of the members of the Supervisory Council and Candidates to the members of the Supervisory Council to be recalled.

Results of voting according to the Minutes No. 14 of the Meeting of the Counting Board:

Yea	-	47 294 860	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 712	votes	0.43	%

The decision has been accepted by majority of votes.

IT HAS BEEN DECIDED:

2. To elect the following shareholders into the structure of the Supervisory Council:

- Company "Bridmar Investments Limited" represented by Alexander Alexandrovich Vraneshich;
- Company with limited liability "AbiKO" represented by Victoriay Borisovna Parusnikova;
- Andrey Nikolaevich Korotkov.

Voting has been carried out for each member of the Supervisory Council to be elected.

Results of voting according to the Minutes No. 14 of the Meeting of the Counting Board:

Voting on election in members of the Supervisory Council, shareholder of the Company "Bridmar Investments Limited" represented by Alexander Alexandrovich Vraneshich:

Yea	-	47 283 577	votes	99.55	%
Nay	-	none			
Abstainers	-	8 757	votes	0.02	%
Have not taken part in voting	-	205 238	votes	0.43	%

The decision has been accepted by majority of votes.

Voting on election to the members of the Supervisory Council, shareholder, Company with limited liability "ABiKO" represented by Victoriay Borisovna Parusnikova;

Yea	-	47 290 714	votes	99.567	%
Nay	-	none			
Abstainers	-	1 620	votes	0.003	%
Have not taken part in voting	-	205 238	votes	0.43	%

The decision has been accepted by majority of votes.

Voting on election to the members of the Supervisory Council, shareholder Andrey Nikolaevich Korotkov.

Yea	-	47 292 334	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	205 238	votes	0.43	%

The decision has been accepted by majority of votes.

VIII. The tenth issue of the agenda:

LISTENED:

Report of the member of the Board of the Company, V.A. Akhremenko, on recall and election of the members of the Board of the Company.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the Meeting has suggested voting on the list for the recalled members of the Board of the Company, for election of the Candidatures to the members of the Board of the Company – for each candidature separately.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat

The suggested draft of the decision is put to vote.

The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To recall the following members of the Board of the Company:
- Alexander Alexandrovich Deryugin;
- Maria Vasiljevna Plokhiy;
- Vladimir Nikolaevich Erak;
- Jury Vladimirovich Cherkaschenko.

Voting on the list of the recalled members of the Board has been carried out.

Results of voting according to the Minutes No. 15 of the Meeting of the Counting Board:

Yea	-	47 294 796	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 773	votes	0.43	%

The decision has been accepted by majority of votes.

IT HAS BEEN DECIDED:

1. To elect the following shareholders into the structure of Board:
- Georgiy Nikolaevich Polskiy;
- Irina Vladimirovna Sokolova;
- Oleg Georgievich Derets;
- Alexey Vasiljevich Turyshev.

Voting on election of the members of the Board has been carried out for each candidature separately.

Results of voting according to the Minutes No. 15 of the Meeting of the Counting Board:
Voting on election of the member of the Board, Georgiy Nikolaevich Polskiy:

Yea	-	47 293 859	votes	99.568	%
Nay	-	none			
Abstainers	-	937	votes	0.002	%
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

Voting on election of the member of the Board, Irina Vladimirovna Sokolova:

Yea	-	47 196 836	votes	99.37	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	300 736	votes	0.63	%

The decision has been accepted by majority of votes.

Voting on election of the member of the Board, Oleg Georgievich Derets:

Yea	-	47 294 796	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

Voting on election of the member of the Board, Alexey Vasiljevich Turyshev:

Yea	-	47 294 796	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

IX. The eleventh issue of the agenda:

LISTENED:

Report of the Chairman of the Board of the Company's Auditing Committee, A.A. Melikidze, recall and election of members of the Auditing Committee and Candidates to the members of the Auditing Committee.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the Meeting has suggested voting on the list for the recalled members of the Auditing Committee – for each candidature separately.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat

The suggested draft of the decision is put to vote.

The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To recall of the following shareholders from the structure of the Auditing Committee:

- Nikolay Petrovich Ivashchenko;
- Tamara Efimovna Gorun;

Voting for the list of the recalled members of the Auditing Committee has been carried out.

Results of voting according to the Minutes No. 16 of the Meeting of the Counting Board:

Yea	-	47 294 796	votes	99,57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

X. The twelfth issue of the agenda:

LISTENED:

Report of the Secretary of the Supervisory Council, V.B. Parusnikova, on approval of decisions made by the Supervisory Council.

The reporter has offered the drafts of decisions on this issue:

To approve and to confirm the decisions made on the meetings of the Supervisory Council, namely:

- Meeting dated 09.03.2003, minutes No. 81 – on alienation of the uncompleted building located by the address: 11, Araratskaya Street;
- Meeting dated 12.29.2003, minutes No. 85 - on alienation of the building used as the warehouse for wooden products;
- Meeting dated 12.29.2003, minutes No. 85 - on alienation of the building used as the warehouse by the construction company;
- Meeting dated 03.09.2004, minutes No. 89 - on transfer the swimming pool located by the address 19, Stoletova Street to communal property.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat.

The suggested draft of the decision is put to vote.

The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 17 of the Meeting of the Counting Board:

Yea	-	47 293 179	votes	99.567	%
Nay	-	1 554	votes	0.003	%
Abstainers	-	63	votes		
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

XI. The thirteenth issue of the agenda:

LISTENED:

Report of the Head of Legal Department, L.P. Skosareva, on the OJSC "NTZ"'s participation in establishment of the company.

The reporter has offered the drafts of decisions on this issue:

1. To establish the Company with limited liability (CLL) "Lime factory", the main business of which will be production of lime. To contribute 30 000 hrivnas to the Authorized Capital of the CLL "Lime factory", as a 100% part of the Authorized Capital.
2. To approve the Statute of the CLL "Lime factory". To entrust the Head of the Legal Department, L.P. Skosareva, with the right to sign the Statute of the CLL "Lime factory" on behalf of the OJSC "NTZ".
3. The Supervisory Council should form the CLL "Lime factory" governing bodies, namely, to assign the Director of the CLL "Lime factory" and to conclude the Labour Agreement with him. To entrust the Supervisory Council with the right, on behalf of the OJSC "NTZ", to make any decisions related to business of the CLL "Lime factory".
4. To entrust the Chairman of the Board with the right to prepare the documents required for registration of the CLL "Lime factory" with its legal office by the address: 21, Stoletova Street, Dnepropetrovsk, 49081 and to open a bank account before the day of registration of the CLL "Lime factory" for the purpose of the Authorized Capital of this company and to transfer the sum equal to the OJSC "NTZ" 's contribution to the Authorized Capital of the CLL "Lime factory", as well as to perform any other actions required for the State Registration, registration with the tax authorities, other executive bodies and funds, and to provide the appropriate letter of attorney for these purposes.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat.

The suggested draft of the decision is put to vote.

The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 18 of the Meeting of the Counting Board:

Yea	-	47 289 639	votes	99.56	%
Nay	-	none			
Abstainers	-	5 157	votes	0.01	%
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

The Chairman of the Meeting, Sojatov V.S. informs that all items of the agenda have been considered.

The general Meeting of shareholders of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant" is **declared over.**

Chairman of the meeting -signature- V.S.Sojatov

Secretary of the meeting -signature- V.D.Tertichko

-Seal-

Attachment 8

File No.82-4814

AUDITING FIRM
INSIDER-CENTER
Phone/fax: 744-33-06, ph.: 41-68-47, 41-65-30
E-mail: root@insider.dp.ua
49600, 29-A, Naberezhnaya Lenina, Dnepropetrovsk

N01-02/06
03.06.2004

To Open Joint-Stock Company
«Nizhnedneprovsky Tube rolling plant»

To Dnepropetrovsk Territorial Management of the State Committee on Securities and Stock Market

AUDITOR'S CONCLUSION

Of the independent auditing firm, OJSC "Inside-Center" about adequacy of financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»

Under agreement No. 02-02/03-06/530040130, dated December 25, 2003, the Company with limited liability, firm "Inside Center" that has it head office at the address: 29-A, Naberezhnaya Lenina, Dnepropetrovsk, 49600 (phones (056) 371-61-40, 744-33-06) and is acting in compliance with the Statute and Certificate On Registration as the subjects of the auditor activity No. 2459 issued by the Decision of Auditor Chamber of Ukraine No. 98, dated January 26, 2001, valid till January 26, 2006, has carried out an audit of adequacy of financial accounting document of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant» and its financial performance as of 31.12.2003.

The audit was carried out in Dnepropetrovsk from January 05 till April 30, 2004.

For auditor's check of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant» has submitted information on its financial and economic activity for the period from 01.01.2003 till 31.12.2003.

Responsibility for adequacy and completeness of the submitted information rests upon the management of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant». Our liability was to prepare conclusion by the results of the auditor's check.

The audit was performed in compliance with requirements of the Law of Ukraine "On auditor's activity", "On securities and stock exchange", "On state regulation of the securities market in Ukraine", "On book keeping and financial accounting in Ukraine", National Regulations (Standards) of book keeping, national normative of audits in Ukraine, and other legislative acts.

The scope of the audit has been planned by in compliance with the national norms of auditing so that we were able to reveal substantial mistakes and infringement, which may affect information reported in the financial accounting documents. Auditors checked, using tests, information which reconfirms the digital data in the financial accounting documents.

In the course of the auditor's check, we have estimated the accounting principles used by the Company, truthfulness of existence and accuracy of evaluation of assets, owner's entity and liabilities, the degree of the mistake was defined according to the national norms of auditing No. 320.

We believe that we have received sufficient evidences of the fact that financial reports do not contain essentially unreliable information.

As the result of the auditor's checks, it was ascertained that:

Full name:
Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»;

Code by EDRPOU:
05393116;

Location:
21, Stoletova Street, Dnepropetrovsk, 49081.

The Company is registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies on December 28, 1994, registration No. 10059-ÀT, Certificate of the state registration (re-registration) of the subject of entrepreneur activity No. 05393116.

Amendments to the constituent instruments:

- Amendments and supplement No. 1 to the Statute of Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition) are approved by the General Meeting of shareholders (minutes dated 22.05.96 No. 1) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 29.05.96 No.394-p);
- Amendments and supplement No. 2 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 2 dated 05.03.97) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 23.04.97 No. 394-p);
- Amendments and supplement No. 3 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 3 dated 22.06.98) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 27.07.98 No. 762-p);
- Amendments and supplement No. 4 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 4 dated 01.06.99) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 13.07.99 No. 04052092Ю0010023);
- Amendments and supplement No. 5 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 5 dated 16.05.2000) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 26.06.2000 No. 04052092Ю0010023);
- Amendments and supplement No. 6 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 6 dated 29.03.2001) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 12.04. 2001 No. 04052092Ю0010023);
- Amendments and supplement No. 7 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 7 dated 14.05.2002) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 05.06.2002 No. 04052092Ю0010023)
- Amendments and supplement No. 8 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 8 dated 19.06.2003) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 30.07.2002 No. 04052092Ю0010023)
- Amendments and supplement No. 9 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 9 dated 26.03.2004) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 28.07.2004 No. 04052092Ю0010023)

Main kinds of activity:

The Company realizes the activity on the basis and in compliance with the current legislation of Ukraine and the Statute.

Code by ZKGNG	Kinds of activity.
12140	Manufacture of pipes
71212	Trade of medicines
91514	Polyclinic establishments
95130	Designing organizations referred to as scientific organizations
61124	Installation works
71130	Wholesale trade by non-state organizations (excluding consumer cooperative societies)

The Company realizes its foreign trade activities as the subject of foreign trade activities pursuant to the purpose and within the scope of its activity.

The founders of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» are the state on behalf of the Fund of State Property of Ukraine. Location: 18/9, Kutuzova Street, Kiev, phone (044) 295-12-74, and the organization of leasers of the «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» registered by

the Order of the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies dated 30.12.92 No.1205-p.

The Authorized For the period of und is established in compliance with the Act of Assessment of assets cost of the lease enterprise «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» approved by the Fund of State Property of Ukraine that is distributed among the founders as follows:

- Organization of leasers «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» - 16 828 240 (sixteen millions eight hundred and twenty eight thousand two hundred and forty) common shares for the amount of 4207060 (four million two hundred seven thousand sixty) hrivnas which make 78.07 % of the Authorized Capital;
- The Fund of State Property of Ukraine – 4 725 760 (four million seven hundred and twenty five thousand seven hundred and sixty) of common registered shares for the amount of 1 181 440 (one million one hundred and eighty one thousand four hundred and forty) hrivnas which make 21.93 % of the Authorized Capital;

Privatization of the Company has been completed (Order of the Fund of State Property of Ukraine No. 1397 dated December 8, 1997 "On completion of the process of privatization of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant ").

The first issue pipe shares was carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred and fifty four thousand) common registered shares with par value of 0.25 hrivnas each for the total amount of 5 388 500 (five millions three hundred and eighty eight thousand five hundred) hrivnas.

Additional (second) issue of shares has been carried out in the process of open subscription for 32 331 000 (thirty two millions three hundred and thirty one thousand) common registered shares with par value of 0.25 hrivnas for the total amount of 8 082 750 (eight millions eighty two thousand seven hundred and fifty) hrivnas.

No securities have been issued in 2003.

Fund of State Property of Ukraine has no common registered shares of the Company.

Holders of shares whose part in the Authorized Capital exceeds 5 percents are:

- "Allied Steel Holding B.V."
- "Rosen Asset Management S.A."
- "Blumberg Industries LLC"
- Company with limited liability, firm "Kuvera"

Entries to the Register of the Company's shareholders are filed in compliance with the current legislation of Ukraine and agreement dated 29.03.2001 No. 3-2001/630011067 by the independent registrar – Company with limited liability "Alfa-Invest" and approved by the General Meeting of Shareholders (minutes No. 6 dated 29.03.2001). Legal address: Office 96, 17 Lenin Street, Dnepropetrovsk, 49600, Ukraine.

Accounting is carried out in the form of book-orders basing on principles of revenues and expenses.

To provide adequacy of data in book of financial accounting the Company is periodically performing inventory of assets and liabilities.

The remains and errors revealed by inventories of assets are shown in the report on financial results.

The submitted financial accounting documents are based on principles and manners of disclosure of information which are regulated by National Regulations (Standards) on book keeping. Indices of financial accounting and book keeping comply with each other.

Accounting policy of the Company is based on requirements of normative documents, Order No. 20, dated 03.01.2002. No changes were introduced for the accounting year into the accounting policy of the Company.

Accounting of assets are classified according to normative documents of book keeping:

- Non-current assets;
- Long-term assets;
- Stocks;
- Accounts receivable;
- Money resources;

Expenses of future periods and recognized by the Company pursuant to P(S)BO No. 7 "Fixed assets" as original cost.

Original cost of fixed assets is increased for the amount of expenses related to improvement of the object (modernization, reconstruction, re-equipment, etc.).

Amortization of fixed assets assessed according to the revenue laws.

Amortization of low-value intangible assets is determined to be equal to 50 % at the moment of transfer into operation and 50 % at writing-off from the balance.

Assessment as on the date of Balance Sheet has not been carried out.

Fixed assets are estimated on the Balance Sheet by the price of acquiring or manufacturing taking in account indexations of 1992-1996, which were used according to the Decrees of the Government.

Assessment as on the date of the Balance Sheet has not been carried out.

The Balance Sheet takes into account fixed assets of state property that were not considered in the Act of the Authorized Capital Assessment during privatization, as of 31.12.2003, in the amount of depreciated cost of 3601 thousand hrivnas.

Land is not the property of the Company and is in the long-term use.

Cost of the incomplete capital investments has been evaluated depending on incurred expenses.

Intangible assets are shown on the Balance Sheet by their original cost. Amortization is estimated for the whole period of their useful use which is established from the moment of assets approval by the straight line method and comply with the requirements of P(S)BO No. 8 "Intangible assets".

Income and expenses on leasing of fixed assets of both the leaser and lessor are assessed pursuant to P(S)BO No. 14 "Lease.

Long-term financial investments are estimated and shown on the Balance Sheet in compliance with P(S)BO No. 12 "Financial investments".

Investments that are taken into account by the method of their participation in the capital of other enterprises as on the date of the Balance Sheet are not re-assessed because the Company regards this amount as insignificant.

Initial estimation of acquired and produced stocks complies with the procedure of approval P(S)BO No. 9 "Stocks".

Writing-off of stocks from the balance on production and sales is carried out:

- Raw materials and basic materials – by the average cost price;
- Auxiliary materials, MSP - by FIFO method;
- Goods – by sales price.

The precautionary method of expenses and cost price of the main products accounting is applied.

The cost of incomplete production consists of direct and general products expenses.

The list and structure of general production expenses and expenses for the current period complies with the methodological principles P(S)BO No. 16 "Expenses".

On the Balance Sheet, the Company's debt receivable is shown by their net cost of sale pursuant to P(S)BO No. 10. Debt receivable is separated into long-term and current.

Calculation of the doubtful debts reserve is conducted according to the methodical recommendations.

In the course of the check, it has been ascertained that situation with mutual payments is confirmed by acts of verification.

The Company does not define the list of related parties.

However, the significant part of sales and purchases is realized by the SPIG "Interpipe" and by significance of relations this Company may be deemed as related party. Assessment of assets and liabilities of operations with the SPIG "Interpipe" was performed by the Balance Sheet value.

Money resources on the Balance Sheet of the Company are resources in national currency and foreign exchange in the cash department, on current accounts with the banks, demand deposits.

The residuals in foreign exchange are converted into the accounting currency by the exchange rate of the NBU as on the date of the Balance Sheet.

Expenses of future periods are shown on the Balance Sheet and include expenses of the current period that belong to subsequent periods.

The Authorized Fund is equal to 13 471 250 (thirteen millions four hundred and seventy one thousand two hundred and fifty) hrivnas. (First issue – 5 388 500 hrivnas. Second issue – 8 082 750 hrivnas).

As on 31.12.2003, the Authorized Fund is paid off in full.

The Authorized Fund is divided into 53 885 000 (fifty three million eight hundred and eighty five thousand) common registered shares with par value of 0.25 hrivnas each. (First issue – 21 554 000 common registered shares. Second issue – 32 331 000 common registered shares).

The average quantity of common shares which were in turn-over for the period the fiscal year was equal to 53 885 000.

Corrected net profit per one share is 0.337 hrivnas.

The Company did not make redemption of its own shares.

The Reserve Fund is formed by annual deductions from the net profit of the Company. Purpose procedure of formation and use of the Fund's money is determined by the Supervisory Council

Other additional capital consists of the amounts of fixed assets indexation, renewal of own current assets by the experiment, and freely acquired assets.

The procedure of profit distribution is established by the current legislation, Statute and internal normative acts of the Company and approved by the General Meeting of shareholders by submission of the Board and coordinated with the Supervisory Council.

The General meeting of shareholders of the Company was held on 19.06.2003, approved the results of annual financial-economic activity of the Company and distributed the profit earned in 2002. It was decided that the whole profit should be used for development of the enterprise and replenishment of the Reserve Fund. In 2003, distribution of profit by the results of 2002 has not been made yet.

The General Meeting of shareholders was held on March 26, 2004, approved the results of annual financial-economic activity of the Company and distributed the profit earned in 2003. The decision was made to pay dividends.

Confirmation, classification and assessment of the Company's income has been done by the Company pursuant to requirements of P(S)BO No. 15 "Income".

Determination of the balance and taxable profits was carried out in compliance with the current legislation. In the accounting report, the taxable profit from usual activity is shown pursuant to P(S)BO No. 17 "Taxable profit".

Estimation of temporary differences influence on calculation of the taxable profit from the accounting income is based on the amount of the deferred taxable assets. Residual in the balance, as on 31.12.2003, of deferred taxable assets is equal to –31 998 thousand hrivnas.

Confirmation, recording and assessment of liabilities complies with the P(S)BO No. 11 "Liabilities".

Liabilities with maturities of over 12 months are shown in the structure the long-term liabilities.

Long-term liabilities are shown on the Balance Sheet by their current value.

Current liabilities consist of short-term bank credits, issued bills of exchange, accounts payable for the goods, service, current debt for the received prepayments, obligation to the budget, to off-budget funds, for insurance, payment of salaries and wages.

Current liabilities are shown on the Balance Sheet by the amounts of redemption.

Inventory of liabilities has been made as on the date on the Balance Sheet (31.12.2003), but not all amounts of liabilities have been confirmed by the acts of verification.

Coverage of disbursements shows the estimated future costs, for the accounting period, of long-service bonus and leave payments to the employees.

Apart from the above limitations, basing of the results of the performed audit procedures, we believe that we may confirm that: assets, obligation and owner's equity shown in the financial accounting documents are confirmed and classified as a whole as complying with the P(S)BO; financial results of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»' s activity which have been declared in the financial accounting report, as a whole, are true and are shown pursuant to requirements of the P(S)BO; data given in separate forms of the accounting report conform each other; financial accounting (forms 1, 2, 3, 4, and 5) is compiled according to requirements of the Law of Ukraine "On book keeping and financial accounting in Ukraine" dated 16.07.99. No. 996-XIV and Regulations (Standards) on book keeping on the basis of true accounting data and truly represent the financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» as on 31.12.2002 by the results of operations from 01.01.2003 till 31.12.2003.

Basing on the received accounting data, we have performed the analysis of the financial status of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant». The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is solvent. Analysis of the Company's solvency has proved that the Company's level of solvency for the period of 2003 has not changed considerably and is proved by coefficient of solvency.

The value of the coefficient of absolute liquidity for the period as on 31.12.2001, 31.12.2002 and 31.12.2003 is equal to 0.07; 0.04 and 0.02 correspondingly.

The value of the coefficient of general liquidity as on 31.12.2001 was equal to 3.59, as on 31.12.2002 - 3.10, and as on 31.12.2003 – 2.08.

The value of the coefficient of fast liquidity is correspondingly to 2.18; 1.84; 1.27.

Financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is stable, independent of the attracted sources of finance.

Thus, the value of the coefficient of autonomy as on 31.12.2001, 31.12.2002 and 31.12.2003 is equal to 0.85; 0.84;0.65 correspondingly. The value of the capital structure coefficient - 0.17; 0.18; 0.5.

The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is characterized as the liquid, solvent Company, its financial status does not depend on attracted sources of financing and it operate without stoppage.

Information on financial status of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» as on 31.12.2003 is attached.

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 27.12.94, Decision No. 23
Valid by the Decision of the
Auditing Chamber of Ukraine
No. 128 dated 30.10.2003. (Signature, seal) V.V. Zinkevich

MEMORANDUM

Information on financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»

Estimated parameters of the financial performance and solvency are based on the submitted accounting report as on 31.12.2003.

Analysis of liquidity coefficients

Liquidity coefficient:	**31.12.2000**	**31.12.2001**	**31.12.2002**	**31.12.2003**	**Norm**
General (coverage coefficient)	1.84	3.59	3.10	2.08	1.0-2.0
Coefficient of fast liquidity	0.83	2.18	1.89	1.27	0.6-0.8
Coefficient of absolute liquidity	0.04	0.07	0.04	0.02	0.25-0.5

The general liquidity coefficient (coverage) testifies the sufficiency of current assets for settlement of debts and high level of the Company's solvency.

The intermediate liquidity coefficient (fast) of 1.27 means that the Company is capable to fulfill its short-term liabilities by fast mobilization of debt receivable.

The value of the absolute liquidity coefficient (temporary) of 0.02 testifies that in case temporary absence of money resources in the current account, other accounts with the bank, the Company is not capable to make payments to its partners.

Analysis of the Company's solvency has proved that the level of solvency for the period of 2003 has not considerably changed. The Company, as on 31.12.2003, has a liquid balance and may liquidate its debts.

Analysis of financial stability

	31.12.2000	**31.12.2001**	**31.12.2002**	**31.12.2003**	**Norm**
Coefficient of autonomy	0.73	0.85	0.84	0.65	0.25-0.5
Coefficient of liabilities coverage by the owner's equity (structure of the capital)	0.37	0.17	0.17	0.5	0.5-1.0

Coefficient of autonomy shows that the share of the Company's own resources in total sources of financing is considerable and reaches 65 percents as on 31.12.2003, that is, the financial status of the Company does not depend on external sources of financing.

Coefficient of liabilities coverage by the owner's equity (structure of the capital) testifies that the share of attracted resources in the total amount of resources equals, as on 31.12.2003, to 50 percents.

Conclusion: The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is characterized as the liquid, solvent Company, its financial status does not depend on attracted sources of financing and it operate without stoppage.

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 27.12.94, Decision No. 23
Valid by the Decision of the
Auditing Chamber of Ukraine
No. 128 dated 30.10.2003.

(Signature, seal) V.V. Zinkevich